SHARE PURCHASE AGREEMENT – CAUTIONARY NOTE FOR READERS The attached Share Purchase Agreement has been filed with certain securities regulatory authorities in Canada pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, which requires Westport Fuel Systems Inc. ("Westport") to file certain material contracts to which it (or any subsidiary) is a party. Unlike certain other documents filed on behalf of Westport, the attached Share Purchase Agreement has not been prepared as a disclosure document and was not drafted with the intention of providing factual information about Westport (or any affiliate) for the benefit of investors. The attached Share Purchase Agreement contains representations and warranties made by Westport and certain of its affiliates to various counterparties for risk allocation purposes, and solely for the benefit of those counterparties. National Instrument 51-102 allows reporting issuers to omit certain provisions of material contracts and readers are cautioned that statements made by Westport (and its affiliates) in the attached Share Purchase Agreement may be qualified (in whole or in part) by information redacted from the attached copy of the Share Purchase Agreement, which information is not otherwise available to the public. Moreover, information concerning Westport, its affiliates or the subject matter of statements made in the attached Share Purchase Agreement concerning Westport or certain of its affiliates may change after the date of the attached Share Purchase Agreement, and subsequent information may or may not be fully reflected in Westport's public disclosures. Accordingly, investors should not rely on statements in the attached Share Purchase Agreement concerning Westport (or any of its affiliates) as accurate statements of fact.

Westport Fuel Systems Italy S.r.l. (as Seller) and Green Day Holding B.V. (as Purchaser) SALE AND PURCHASE AGREEMENT in respect of the entire corporate capital of Westport Fuel Systems Italia S.r.l.

3 SALE AND PURCHASE AGREEMENT This sale and purchase agreement (the “Agreement”) is entered into on March 30, 2025, by and among: (1) Westport Fuel Systems Italy S.r.l., a limited liability company (Società a responsabilità limitata) established and existing under the laws of Italy, having its registered office in Via La Morra no. 1, 12062 Cherasco (CN), Italy, with tax code, VAT and registration number with the Companies’ Register of Cuneo no. 03812680043, REA no. CN – 318200 (“WFS Italy” or “Seller”) - on the one side - and (2) Green Day Holding B.V., a limited liability company (Besloten Vennootschap) established and existing under the laws of the Netherlands, having its registered office in Amsterdam, at Concertgebouwplein 5, registered with KVK (Kamer van Koophandel) with number 96767537 (“Green Day Holding” or the “Purchaser”, as the context may require), ultimately controlled by Heliaca Investments Coöperatief U.A.a cooperative (Coöperatie) established and existing under the laws of the Netherlands, having its registered office in Amsterdam, at Concertgebouwplein 5, 1071LL Amsterdam, registered with KVK (Kamer van Koophandel) with number 96762314 - on the other side - (the Seller and the Purchaser are herein collectively referred to also as the “Parties”, and each, individually, as a “Party”) and (3) Westport Fuel Systems Inc., a company existing under the laws of the Province of Alberta, having its registered office in 1691 West 75th Ave, Vancouver, British Columbia, Canada V6P 6P2, listed in NASDAQ: WPRT (“WFS Canada” or “Guarantor”). WHEREAS: (A) the Seller owns the entire corporate capital of Westport Fuel Systems Italia S.r.l., a limited liability company (Società a responsabilità limitata) established and existing under the laws of Italy, having its registered office in Via La Morra no. 1, 12062 Cherasco (CN), Italy, with tax code, VAT and registration number with the Companies’ Register of Cuneo no. 00525960043, REA no. CN – 107283 (“WFS Italia” or the “Company”); (B) WFS Italia is a company active in the business of advanced fuel delivery components and systems for clean, low-carbon fuels like LPG (Liquefied Petroleum Gas / Propane / Autogas), CNG (Compressed Natural Gas), RNG (Renewable Natural Gas), and hydrogen, serving the global light and medium duty transportation markets; (C) as of the date hereof, the Company owns, directly and indirectly, the equity interests in the companies listed under sections I and II of Schedule (C), in the percentages set forth therein.; (D) from January 28, 2025 until 18:00 CET of 28 March 2025, (i) the Purchaser was given access to a virtual data room accessible on the web site [Redacted – Commercially Sensitive Information] (the “VDR”) and was provided with the opportunity to request additional information and attend meetings with the Company and (ii) in this context, the Purchaser, directly and/or through its advisors, has conducted a comprehensive investigation on the Group Companies and the due diligence review (including on financial, accounting, commercial, legal, technical, permitting, environmental, labor and tax matters) of the due diligence materials (the “Due Diligence”);

4 (E) in connection with the transaction contemplated herein, the Seller and the Purchaser agree that prior to or at the Completion Date, the Company shall complete the Carve-Out (as detailed in Article 6.3 below); (F) the Guarantor has agreed to guarantee the payment obligations of the Seller on the terms and subject to the conditions of this Agreement (as detailed in Article 14.1 below); (G) this Agreement sets forth the terms and conditions upon which the Parties agree to carry out the transactions contemplated herein (collectively, the “Transaction”) consisting, inter alia, of (i) implementing the Carve-Out and (ii) the sale and transfer by the Seller to the Purchaser, and the purchase by the Purchaser from the Seller, of a quota corresponding to 100% (one hundred per cent) of the outstanding corporate capital of the Company (the “Participation”). NOW THEREFORE, on the basis of the Whereas above, which, together with the Annexes and Schedules hereto, are an integral and essential part of this Agreement, the Parties agree as follows. 1. DEFINITIONS AND INTERPRETATION 1.1. Definitions The following terms shall have the meanings set forth below for the purposes of this Agreement. i. “32024 S.r.l.” means 32024 S.r.l., with registered office in Brescia (BS), zona industrial S. Eufemia, Via Giovanni Bormioli n. 19, registered with the Companies’ Register of Brescia with fiscal code and VAT no. 04571140989. ii. “A-Series Licensing Agreement” [Redacted – Commercially Sensitive Information]. iii. “A-Series TSA” [Redacted – Commercially Sensitive Information]. iv. “Accounting Principles” means (i) in respect of the Company, the accounting principles set forth in the Italian Civil Code approved by the Consiglio Nazionale dei Dottori Commercialisti e degli Esperti Contabili, as amended by the Organismo Italiano di Contabilità (O.I.C.) applied consistently and in accordance with previous standards (Italian GAAP) or, in their absence, the accounting principles prepared by the Financial Accounting Standards Board (FASB) (US GAAP) and (ii) in respect of the In- Scope Subsidiaries, the equivalent accounting principles applicable in the relevant jurisdiction, as in effect at the relevant time, in each case applied consistently with past practice, as applied in the past 3 (three) financial years. v. “Actual Adjusted EBITDA” has the meaning set forth in Article 4.3(b). vi. “Actual Intra-Group Payables” has the meaning set forth in Article 4.3(b). vii. “Actual Intra-Group Receivables” has the meaning set forth in Article 4.3(b). viii. “Actual Locked Box Net Debt” has the meaning set forth in Article 4.3(b). ix. “Actual Net Cash Flow Adjustment” has the meaning set forth in Article 4.3(b). x. “Adjusted EBITDA” means EBITDA taking into account the effects of the following matters, which shall be taken into account when calculating the EBITDA. The effects of the following matters shall be excluded in calculating the Adjusted EBITDA, except where any of such items constitute a Leakage (provided that the following shall be applied without double counting any income or expense): a) [Redacted – Commercially Sensitive Information]. xi. “Advantek Commercial Agreement” [Redacted – Commercially Sensitive Information].

5 xii. “Affiliate” means, with respect to (i) any legal entity, any Person directly or indirectly controlling, controlled by, or under common control with, such Person, provided that, with respect to the Seller, “Affiliate” shall include WFS Canada and Westport Fuel Systems Canada and, from the effective date of the Carve-Out, the Out-of-Scope Subsidiaries and, with respect to the, Purchaser, “Affiliate” shall exclude its subsidiaries, any investment fund and/or managed accounts managed thereby and any portfolio company (as such term is used in the context of private equity business) in which such investment fund or managed account is invested and (ii) a Person that is an individual: (a) the spouse of such Person or of any of the individuals under (b) hereafter; (b) any relative (parente) of, or person related by affinity (affine) to, such Person or any of the individuals under (a) above, in each case within the second degree (including step-children and adopted children); and (c) any legal entity directly or indirectly controlled by such Person, any of the individuals under (a) or (b) above, or those Persons collectively. It is being understood that, for the purpose of this definition, the HPDI Technology Limited Partnership, HPDI Technology AB, 1464244 B.C. Ltd. and 32024 S.R.L. and their relevant affiliates shall not be considered as “Affiliates” of the Seller and of the Company. xiii. “AFS Business” means the business related to the design, prototype, manufacture and program engine control units including their own A-series controller developed for and sold in the Indian market . xiv. “Ancillary Agreements” means, jointly, the SQT Commercial Agreement, the Advantek Commercial Agreement, and the Tata Development Agreement. xv. “Anti-Bribery Laws” means in each case to the extent that they have been applicable to a group Company at any time prior to the date of this Agreement: (i) the Legislative Decree no. 231 of 8 June 2001 and the Legislative Decree no. 231 of 31 November 2007, (ii) the UK Bribery Act 2010; (iii) any applicable Law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed on 17 December 1997; and (iv) any other applicable Laws of similar purpose and scope in any jurisdiction, including books and records offences relating directly or indirectly to a bribe. xvi. “Antitrust Authority(ies)” means any antitrust Authority(ies) - if any - having jurisdiction to scrutinize and approve the Transaction contemplated hereunder. xvii. “Antitrust Clearance” means (i) a decision, in whatever form by the Antitrust Authority, declining jurisdiction over the Transaction or granting unconditional clearance, (ii) a mere filing or notification, if the Completion can take place, pursuant to applicable Law, without a decision, (iii) the expiry or termination of the applicable waiting period pursuant to applicable Law, as the case may be, or (iv) the decision of the Antitrust Authority authorizing the Transaction subject to conditions, obligations, undertakings, prescriptions and/or commitments (as the case may be) unless any such conditions, obligations, undertakings, prescriptions and/or commitments are not satisfactory to the Purchaser, it being agreed that the Purchaser shall act reasonably and in good faith in the relevant evaluation. xviii. “Authority” means any Italian, foreign, international, supranational, European, state, municipal or local governmental, regulatory, judicial, legislative, tax or administrative body or authority or any subdivision, agency, registry, commission, court or office thereof, or any arbitrator or arbitration panel in each case having jurisdiction over any of the transactions contemplated hereunder or the parties thereto. xix. “Base Purchase Price” has the meaning set forth in Article 4.1(a)(i). xx. “Basket” has the meaning set forth in Article 11.2(c). xxi. “Books and Records” means all books and records relating to the Company or its business, including books of account, financial and accounting information and records, personnel records, tax records, sales and purchase records, customer and supplier lists, production reports and records, equipment logs, business reports, marketing and advertising materials (whether in written, printed, electronic or computer printout form, or stored on computer discs or other data and software storage and media devices).

6 xxii. “Brescia Lease Agreement” means the lease agreement entered into on March 2021 between the Company, as tenant, and [Redacted – Confidential Information] as lessor, in relation to the property located [Redacted – Commercially Sensitive Information]. xxiii. “Brescia Sublease Agreement” means the sublease agreement entered into on June 1, 2024, between the Company, as sub-lessor, and 32024 S.r.l., as sub-tenant, in relation to the same property that is the subject matter of the Brescia Lease Agreement. xxiv. “Business Day” means any calendar day other than a Saturday or a Sunday or any other day in which banks are required or authorized to close in Milan (Italy) and Amsterdam (The Netherlands). xxv. “Business IP” means the Owned IP and all other registered and material unregistered Intellectual Property Rights used by the Group Companies. xxvi. “Businesses” means the Going Concern, the AFS Business and the activities of the Company relating to the Cespira Business. xxvii. “Business Plan” means the business plan of the Group Companies for the period January–December 2025, agreed between the Parties prior to the date hereof and attached hereto under Schedule xxvii. xxviii. “Business Warranties” has the meaning set forth in Article 9(a). xxix. “Cap” has the meaning set forth in Article 11.2(c). xxx. “Capex” means the capital expenditures of the Group Companies determined in a manner consistent with Accounting Principles. xxxi. “Carve-Out” means, collectively, any and all the actions and transactions that the Seller is required to carry out (or that it shall cause to be carried out by the relevant Group Company and/or Westport Fuel Systems Canada and/or WFS Canada), pursuant to the Carve-Out Plan and Article 6.3. xxxii. “Carve Out Cash” means in relation to the Going Concern (and the Out-of-Scope Subsidiaries) cash at banks, cash in transit or credited to the account of or held in any account on behalf of the Going Concern (or the Out-of-Scope Subsidiaries) with any bank, financial, credit, lending or similar institution (together with accrued interest), marketable securities, any amounts or expenses prepaid and security deposits made by the Going Concern, any loans granted by the Going Concern (and the Out-of-Scope Subsidiaries) and any amounts to be received by the Going Concern (and the Out-of-Scope Subsidiaries) upon the termination of any derivative and/or hedging instrument contracts (taking into account their market value, margin, prepayment fees and penalties related to or arising as a result of the termination, if any) as at the Locked Box Date. xxxiii. “Cash” means in relation to the Group Companies (i) cash or cash equivalents in hand or credited to the account of or held in any account on behalf of the Group Companies as at the Locked Box Date, (ii) less restricted cash which is not freely available excluding Carve Out Cash. xxxiv. “Carve-Out CP” has the meaning set forth in Article 5.1. xxxv. “Carve-Out Plan” means the carve-out plan as agreed between the Parties and attached hereto under Schedule xxxv. xxxvi. “Carved-Out Employees” means the Transferred Carved Out Employees and the Remaining Carved-Out Employees. xxxvii. “Cespira Business” has the meaning set forth in Article 1.1xxxix. xxxviii. “Cespira Employees” has the meaning set forth in Article 6.4(c).

7 xxxix. “Cespira Transfer Agreement” means the agreement governing the transfer of a branch of business as a going concern (consisting, inter alia, of certain machinery and equipment, contracts, employees, inventory, intellectual property, authorizations and registers, through which the Company carries out the manufacture, assembly and repackaging, sales and aftermarket support service of the components and systems that comprise injection systems which use HPDI technology, for use by OEMs – all as better detailed under the Cespira Transfer Agreement, the “Cespira Business”) entered into on 31 May 2024 between the Company, as transferor, and 32024 S.r.l., as transferee. xl. “Claim” has the meaning set forth in Article 13.1(a). xli. “CoC CP” has the meaning set forth in Article 5.1. xlii. “Company” (or “WFS Italia”) has the meaning set forth in Recital (A). xliii. “Completion” means the execution, delivery and exchange of all documents and the performance and consummation of all obligations and actions respectively required to be executed, exchanged, performed and/or consummated on the Completion Date pursuant to this Agreement and applicable Laws. xliv. “Completion Date” means the date falling no. 10 (ten) Business Day following the satisfaction (or waiver) of the latest of the Conditions Precedent or such other date as the Parties may agree in writing. xlv. “Completion Leakage Amount” has the meaning set forth in Article 4.4(b). xlvi. “Completion Outstanding Balance” has the meaning set forth in Article 4.2(c). xlvii. “Completion Purchase Price” has the meaning set forth in Article 4.1(b). xlviii. “Conciliation Period” has the meaning set forth in Article 4.3(b). xlix. “Conditions Precedent” has the meaning set forth in Article 5.1. l. “De Minimis” has the meaning set forth in Article 11.2(c). li. “Debt” has the meaning set forth in Schedule li. lii. “Debt Assumption Agreement” has the meaning set forth in Article 4.2(c)(ii). liii. “Deed of Transfer of the Going Concern” means the notarial deed of transfer of the Going Concern, whose terms shall be discussed in good faith between the Parties during the Interim Period, which (a) shall be legally sufficient, in form and substance, to transfer to Westport Fuel Systems Canada, good and marketable title to the Going Concern, (b) shall not have either the purpose nor the effect of amending, substituting or novating (novare) the applicable provisions of this Agreement, which shall therefore remain in full force and effect. It is agreed and understood that the Company shall not be required to give any representation, warranty or indemnity, covenant and/or guarantee in relation to such transfer, other than warranties related to title to and existence of the Going Concern, good standing, powers and capacity to sell and absence of any Encumbrances on such Going Concern. liv. “Deeds of Transfer of the Out-of-Scope Subsidiaries” means the deeds of transfer of the Out-of-Scope Subsidiaries which shall be legally sufficient (according to the applicable Laws), in form and substance, to transfer to Westport Fuel Systems Canada and/or its Affiliates, good and marketable title to the equity interest in the Out-of-Scope Subsidiaries. lv. “Designated Company” has the meaning set forth in Article 2.1. lvi. “Disagreement Notice” has the meaning set forth in Article 4.4(d).

8 lvii. “Dismissed Manager” means [Redacted – Private Information]. lviii. “Dissolving Entities” has the meaning set forth in Article 8.3. lix. “Due Diligence” has the meaning set forth in Recital (D). lx. “Dutch CP” has the meaning set forth in Article 5.1. lxi. “Earn-Outs” has the meaning set forth in Article 4.6(c). lxii. “EBITDA” means, without any duplication, in respect of the Group Companies and the AFS Business (excluding the Going Concern and the Cespira Business), the net earnings for the period October 1, 2024 up to and including May 31, 2025, before taxation, net financial expense, amortisation, depreciation, impairment losses and share in the result of participation of the Group Companies, calculated on the basis of the management accounts. lxiii. “Employees” means the employees of the Group Companies as of the Signing Date as listed in Annex L Part 1. lxiv. “Employees Settlements” means (i) the individual settlement and novation agreements to be entered between the Company, the Seller and the Transferred Carved Out Employees, whereby each of the Transferred Carved Out Employees accepts, pursuant to article 2113, paragraph IV of the Italian Civil Code the transfer of the employment relationship to WFS Italy, whether pursuant to article 1408 or 2112 of the Italian Civil Code, and irrevocably and unconditionally waives any possible right, action, demand or claim against the Company (the “Employees Settlement for the Transferred Carved Out Employees”), and (ii) the delivery to the Remaining Carved Out Employees of a communication from the Company, to be countersigned to acknowledge relevant receipt by each Remaining Carved-Out Employee, that states that the Remaining Carved-Out Employees shall not be transferred to Westport Fuel System Canada with the Going Concern, being re-allocated to other activities within the Company (“Employees Settlement for the Remaining Carved Out Employees”). The Seller shall consult in good faith with the Purchaser on the texts of each Employees Settlement for the Transferred Carved Out Employees and on the relevant activities and decisions. lxv. “Encumbrance” means any passive security interest, lien, pledge, mortgage, charge or other encumbrance, usufruct or right in rem, right to acquire or subscribe, right of conversion, right of first refusal or restriction on transfer, including any agreement, option, written or oral undertaking, or other right of a third party which may lawfully affect the right or title of the Person having an interest in the asset subject thereto, or other agreement or obligation (including any conditional obligation) to create one or more of the foregoing rights. lxvi. “Environment” means (i) all or any of the following media, namely air (including the air within buildings or other natural or man-made structures above or below ground), water (including surface or ground water, water in pipes, drainage or sewerage systems) and/or land (including soil, subsoil, and/or soil beneath any body of water) and (ii) any living organisms (including human beings) or systems supported by all or any of those media. lxvii. “Environmental Consents” means any permit, licence, authorisation, approval, registration and/or consent, however named, required under or in relation to Environmental Laws. lxviii. “Environmental Laws” means all or any international, European Union, national, state, federal, regional or local Laws (including common law, statute law, civil, criminal and administrative law), including Legislative Decree no. 152 of 2006, together with all subordinate legislation, codes of practice, guidance notes, circulars, decisions, decrees, ordinances, regulations, orders, by-laws and judgments relating to Environmental Matters, together with any judicial or administrative interpretation of each of the foregoing.

9 lxix. “Environmental Matters” means all or any matters relating to the pollution or protection of the Environment, the use, storage, handling or disposal of Hazardous Substances, human health and safety (including health and safety of employees, occupiers and invitees, and fire safety) and matters relating to the construction, demolition, alteration or use of buildings or land to the extent that they relate to any of the foregoing. lxx. “Escrow Agent” means the escrow agent to be designated by the Purchaser in a timely manner before the Completion, to be chosen among Italian primary providers of such kind of services. lxxi. “Escrow Agreement” means the agreement with the Escrow Agent in the form to be agreed upon in good faith between the Seller, the Purchaser and the Escrow Agent in due course following to the Signing Date, whose main terms and conditions are set forth in Schedule lxxi. lxxii. “Escrow Amount” means the aggregate amount of [Redacted – Commercially Sensitive Information] to be deposited with the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement and to be held and released pursuant to the terms and subject to the conditions set forth in this Agreement and the Escrow Agreement, whose purpose is to guarantee the Purchaser against any payment obligation of the Seller under this Agreement, including – without limitation – the payment of any indemnity obligations pursuant to Article 11 below. lxxiii. “Estimated Completion Statement” has the meaning set forth in Article 4.2(a). lxxiv. “Estimated Locked Box Date Net Debt” means the Net Debt as of the Locked Box Date, as estimated by the Seller pursuant to Article 4.2. lxxv. “Estimated Net Cash Flow Adjustment” means the Net Cash Flow Adjustment as estimated by the Seller pursuant to Article 4.2. lxxvi. “Final Intra-Group Payables Amount” has the meaning set forth in Article 4.3(c). lxxvii. “Final Intra-Group Receivables Amount” has the meaning set forth in Article 4.3(c). lxxviii. “Financial Statements” means the stand-alone audited financial statements of the Group Companies as of December 31 in respect of the relevant financial year (or any other reference date of the approved financial statements of the In-Scope Subsidiaries) approved by the competent corporate bodies of the relevant Group Companies. lxxix. “Fundamental Warranties” has the meaning set forth in Article 9(a). lxxx. “GFI H2 Manufacturing TSA” [Redacted – Commercially Sensitive Information]. lxxxi. “Going Concern” means the line of business as a going concern (ramo d’azienda) of the Company related to GFI hydrogen business, through which, as at the date hereof, the Company carries out the supply of components for hydrogen-powered motors and which consists of all assets, rights, contracts, liabilities, debts and legal relationships of any nature whatsoever, pertaining to the GFI hydrogen business as conducted by the Company as of the Signing Date, whose perimeter shall be better detailed in the Deed of Transfer of the Going Concern. lxxxii. “Going Concern Consideration” means the cash consideration owed by Westport Fuel Systems Canada to the Company for the transfer of the Going Concern (that will result from the Deed of Transfer of the Going Concern), that the Parties agree being equal to [Redacted – Commercially Sensitive Information], or the different amount agreed in good faith between the Parties taking into account the composition of the Going Concern as of the Going Concern Transfer Effective Date. lxxxiii. “Going Concern Transfer Effective Date” has the meaning set forth in Article 6.3(a).

10 lxxxiv. “Golden Power Clearance” means, in relation to the Transaction contemplated under this Agreement, the obtainment of the clearances, approvals and consents required to be obtained under the applicable foreign investment control Law from the Italian Presidency of the Council of Ministries (Presidenza del Consiglio dei Ministri), including (i) any declaration of lack of jurisdiction or a decision considering that the acquisition is not included in the scope of application of the applicable Law, (ii) the expiry of the applicable waiting period (or any extension thereof), as applicable, if this has the same effect of an explicit clearance, approval or consent, or (iii) the decision declaring that the Transaction is conditional or contingent upon any recommendations, undertakings, prescriptions and/or commitments (as the case may be) from the Purchaser and/or the Group Companies, unless any such recommendations, undertakings, prescriptions and/or commitments are substantially detrimental to the Transaction, provided that in the event that the Italian Presidency of the Council of Ministries (Presidenza del Consiglio dei Ministri) imposes any recommendations, undertakings, prescriptions and/or commitments (“Prescriptions”), the Parties shall nevertheless enter into a good faith discussion in order to assess by mutual agreement whether (a) to accept the Prescription indicated in the measure of the Authority and to negotiate in good faith the appropriate solutions to implement the content of the said measure clarifying that the Prescription are acceptable prescriptions, and to the effect (b) to consider the Golden Power CP as fulfilled notwithstanding the presence of the Prescriptions. lxxxv. “Golden Power CP” has the meaning set forth in Article 5.1. lxxxvi. “Group” (and “Group Companies” accordingly) means the Company and the In-Scope Subsidiaries listed under Section II of Schedule (C) it being understood that in any case: 1. for the purposes of the Schedule 9(a) “Group” and “Group Companies” refer exclusively to the Company; Westport Fuel Systems Netherlands Holding B.V.; Indopar B.V.; Westport Fuel Systems Netherlands B.V.; Prins Autogassystemen B.V.; Stako Sp. Z. o. o.; and, in the circumstances under Article 8.3, the Dissolving Entities, and any definition used in Schedule 9(a) that includes a reference to a Group Company shall be construed and interpreted as referring exclusively to such companies; 2. for the purposes of (x) the definition of “Leakage”, “Permitted Leakage” “Intra-Group Payables”, Intra-Group Receivables”, and (y) Article 6.1 (Interim Management), Article 6.2 (Interim Actions), Article 7.1(b)vii, Article 7.1(b)viii, Article 7.1(b)xiv, Article 7.1(b)xv “Group” and “Group Companies” refer exclusively to the Company and the In-Scope Subsidiaries listed under Section II Part A of Schedule (C), and any definition used in such terms and Articles that includes a reference to Group Companies shall be construed and interpreted as referring exclusively to the Company and such In-Scope Subsidiaries listed under Section II Part A of Schedule (C). lxxxvii. “Guarantor” (or “WFS Canada”) has the meaning set forth in the Preamble. lxxxviii. “Hazardous Substances” means any natural or artificial substance, chemical, waste and/or thing (including, but not limited to, asbestos, polychlorinated biphenyls, petroleum, greenhouse gases, and fluorinated gases), whether in the form of a solid, liquid, gas, vapour and/or any other form, which, alone or in combination with other substances, causes or may cause harm or damage to the Environment or detriment to the health and safety of any person, such as controlled, special, hazardous, polluting, toxic, and/or dangerous substances, waste, radiation, electricity, and/or heat. lxxxix. [Redacted – Commercially Sensitive Information] xc. [Redacted – Commercially Sensitive Information] xci. [Redacted – Commercially Sensitive Information] xcii. “Indemnified Party” has the meaning set forth in Article 13.1(a). xciii. “Indemnifying Party” has the meaning set forth in Article 13.1(a).

11 xciv. “Indemnity Agreements”: means the indemnity agreements entered into between and WFS Canada, as indemnifying party, and [Redacted – Private Information] as indemnified parties, respectively on [Redacted – Confidential Information]. xcv. “Independent Expert” means: 1. any of the Selected Auditing Firms any other professional expert depending on the matter submitted to its assessment under this Agreement, jointly agreed by the Parties, in each case provided that (i) it is independent from the Parties and their Affiliates, and (ii) it is based in Italy, or has a branch in Italy and acts through such branch, in any case as the Parties may agree in writing; or 2. if the Independent Expert agreed under number (1) above is unwilling or unable to accept the engagement (including by reason of conflict) or fails to perform its assignment for any reason whatsoever, any other Selected Auditing Firms or any other professional expert depending on the matter submitted to its assessment under this Agreement, as the Parties may agree in writing; or 3. if the Parties fail to reach an agreement within 10 (ten) Business Days from the date on which either Party requests to the other the appointment of an Independent Expert under this Agreement or, in the event contemplated under number (2) above, from the refusal (even tacit) of said elected Independent Expert to be engaged, any other Independent Expert as designated by the President of the Milan Arbitration Chamber upon request of either Party. xcvi. “In-Scope Subsidiaries” means the subsidiaries of the Company listed under Section II of Schedule (C). xcvii. “Intellectual Property Rights” means patents and patent applications for invention, supplementary protection certificates, and all proprietary rights associated with patents, trademarks, internet domain names, copyright (including rights in computer software) and other rights associated therewith, including related rights and sui generis database rights, semi-conductor topography rights, utility models, rights in designs, rights in get up, rights in inventions, rights in know-how, technology, trade secrets, know-how documented or evidenced in writing or in other form (including drawings, technical data, formulae, manufacturing processes, proprietary information, customers and suppliers lists), and rights protecting confidential information and other intellectual and/or industrial property rights, in each case whether registered or unregistered, and all rights or forms of protection having equivalent or similar effect anywhere in the world and “registered” and including also all rights to apply for and be granted, renewals or extensions thereof. xcviii. “Interim Action” has the meaning set forth in Article 6.2. xcix. “Interim Period” means period starting from (but excluding) the Signing Date and ending on the Completion Date. c. “Intra-Group Payables” means all amounts owed by the Company to the Seller (and/or its Affiliates) (including, but not limited to, those amounts owed in the ordinary course of trading for purchase of goods or services, including in respect of the purchase of goods or services or the payment of salaries or other Employee benefits, VAT, insurance, pension or retirement benefit payments, management training, intellectual property and IT licences, IT costs, internal control activities for SOCS requirements, legal and HR support, R&D for the Going Concern, management fees and other corporate allocations), plus any properly accrued and outstanding interest thereon (where applicable)). ci. “Intra-Group Receivables” means all amounts owed by the Seller (and/or its Affiliates) to the Company (including, but not limited to, any amounts lent by the Company to WFS Canada (at any title) from time to time and those amounts owed in the ordinary course of trading for purchase of goods or services, including in respect of the purchase of goods or services or the payment of salaries or other Employee benefits, VAT, insurance, pension or retirement benefit payments, management training, intellectual

12 property and IT licences), with the exclusion of the Going Concern Consideration, plus any properly accrued and outstanding interest thereon (where applicable)), and excluding the WMTM Receivables. cii. “Italian Civil Code” means the Italian civil code, as approved by the Royal Decree dated 16 March 1942, No. 262, as subsequently amended. ciii. “IT Systems” means the information and communications technologies used by the Group Companies, including hardware, proprietary and third-party software, services, networks, peripherals and associated documentation. civ. “JV Agreement” [Redacted – Commercially Sensitive Agreement]. cv. “JV Products” means components and systems to enable the use of alternative fuels (e.g. CNG, LNG, LPG, Hydrogen) for automotive, industrial and/or any other application. cvi. “JV Supply Agreement” [Redacted – Commercially Sensitive Agreement]. cvii. “Law” means all legislation applicable to the Company and/or the Group Companies and/or the Parties, as the case may be, including law, regulations, judgments, decisions, decrees, orders and other legislative measures or decisions having the force of law, from time to time. cviii. “Leakage” means, to the extent occurring in the Locked Box Period, and without double counting, exclusively: 1. any and all dividends and other distributions, whether of capital income or profit and whether by way of share redemption, repurchase, share capital reduction or otherwise or any other payment or repayment in respect of any share capital, loan capital, bonds or other securities of any Group Company, in each case whether in cash, stock, in specie or kind, authorized, declared, paid or made, by any Group Company to, or for the benefit of, the Seller or its Affiliates; 2. any (i) charges paid (with the exception of Ordinary Course of Business charges) and (ii) payment (including any payment of interest or fees) made or costs, expenses, or liabilities incurred to, or for the benefit of, the Seller and/or its Affiliates; 3. the value of any asset, right or other benefit transferred by any Group Company or any agreement in relation thereto, to the extent transferred for no consideration, at an overvalued consideration or a consideration which is not at arm’s length to, or for the benefit of, the Seller or its Affiliates; 4. the value of any forgiveness, release, deferral, discount, discharge or waiver (whether in whole or in part) by any Group Company of any amount, right, benefit, obligation, indebtedness, liability or claim incurred by, in favor of, or due from, or for the benefit of the Seller or its Affiliates, except for the WMTM Receivables; 5. the entry into by any Group Company of any guarantee, security, or indemnity of any kind relating to obligations of the Seller or its Affiliates, the creation of any Encumbrance over any assets or securities of any Group Company in favor or for the benefit of the Seller or its Affiliates or the accrual, assumption, incurrence, indemnification, the increase or discharge by any Group Company of any indebtedness or liability (actual or contingent) of, or for the benefit of, any of the Seller or its Affiliates; 6. any payment or agreement to pay by a Group Company of any bonuses, incentive, brokerage, finder fee, commission, compensation or severance payment (in cash or kind) in connection with the Transaction to any director, executive (dirigente), member of a corporate body, employee, consultant or independent contractor of a Group Company, in each case in connection with the execution of this Agreement and/or the consummation of the Transaction contemplated hereunder, or in connection with services rendered by advisors, data room providers or any third

13 party in relation to the Transaction, or any premium for any run-off directors and officers insurance policy purchased in the context of the Transaction; 7. any consultant, advisory, management, monitoring, service, shareholder, board or other fees of a similar nature paid, or any salary, paid by a Group entity to or for the benefit of any of the Seller or its Affiliates. For the avoidance of doubt this list expressly excludes any amount under no. 4 of “Permitted Leakage”; 8. any employer’s payroll, social security payable by a Group Company in connection with any amounts described in numbers 6 and 7 above; 9. any costs borne by the Group Companies for external advisors, consultants, independent contractor, in connection with the negotiation, preparation, execution and implementation of the Horse Agreement; 10. any Tax payable or suffered by any Group Company and any VAT as a consequence of the foregoing (such Tax being “Tax on Leakage”), the Carve-Out and the actions and transactions contemplated in Article 6.4; 11. any and all Debts incurred or agreed to be incurred by any Group Company during the Locked Box Period except for those (i) incurred in the Ordinary Course of Business, or (ii) whose value does not exceed [Redacted – Commercially Sensitive Information] individually and [Redacted – Commercially Sensitive Information]in the aggregate; 12. any agreement or obligation assumed by any Group Company prior to or after the Completion to do any of the foregoing, but excluding any Permitted Leakage, any amount that has been reimbursed to the Group Companies by the Seller or its Affiliates (excluding the Group Companies) prior to Completion and any amount in respect of VAT that is actually recoverable, as input Tax, by a Group Company; and is, in each case, net of the amount of Tax saved by the utilization of any Relief that arises in connection with 1 to 10 above by a Group Company to the extent such saving has given rise or is reasonably expected to give rise to an actual cash saving for a Group Company. cix. “Locked Box Accounts” means the unaudited consolidated management accounts of the Group as of the Locked Box Date, which are attached hereto under Schedule cix. cx. “Locked Box Date” means 30 September 2024. cxi. “Locked Box Period” means the period from (but excluding) the Locked Box Date to (and including) the Completion Date. cxii. “Long Stop Date” means September 1, 2025. cxiii. “Loss” means any damages under Article 1223 et seq. of the Italian Civil Code (including the loss of profit (lucro cessante) and Taxes) and any related costs (including reasonable legal costs). cxiv. “MAC CP” has the meaning set forth in Article 5.1. cxv. “Material Adverse Change” means any state of facts, change, development, circumstance, condition, effect, event or occurrence, unknown as of the date of this Agreement, that, individually or in the aggregate with other states of facts, changes, developments, circumstances, conditions, effects, events or occurrences, has had, or could objectively have a material adverse effect on the assets, liabilities, results of operations or financial condition of the Group Companies, taken as a whole. For purposes of this Agreement, “Material Adverse Change” shall exclude any effects to the extent resulting from (i) changes in the economy or other economies of the territories in which the Group Companies have material operations, (ii) changes or prospective changes in the applicable Accounting Principles or in

14 any applicable Law, including those concerning Taxes or applicable accounting regulations or principles or interpretations thereof, (iii) changes or conditions in or affecting industries in which the Group Companies operate, (iv) conditions generally affecting financial, banking or securities markets (including any disruption thereof), (v) conditions from acts of God, calamities, earthquakes, hurricanes, floods, tornadoes, storms, weather conditions, fires, power outages, epidemics, pandemics (including Covid- 19) or other natural disasters or the worsening thereof, cyber-attacks or data breaches beyond Seller’s reasonable control, (vi) political, regulatory, legislative or social conditions (including any outbreak or escalation of hostilities, acts of war or terrorism or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack or otherwise) (and including for the avoidance of doubt, the worsening or escalation of the military actions currently occurring in Ukraine), (vii) the execution, delivery or announcement of the execution of this Agreement or any other Transaction Document and the consummation of the transactions contemplated under this Agreement, and (viii) the exit of any nation from the European Union. cxvi. “Net Cash Flow Adjustment” means, earnings (loss) before interest expense, income taxes, depreciation and amortization, minus interest expense plus/minus estimated income tax (expense) benefit, plus any decrease in the net working capital and less any increase in the net working capital, consisting of trade accounts receivables, inventory and trade accounts payables, minus cash paid for capital expenditures related to the Businesses for the period from October 1, 2024 through the Completion Date (the “Net Cash Flow Adjustment Reference Period”). By way of examples and for illustration purposes only, numerical examples of the calculation of the Net Cash Flow Adjustment are set out in Schedule cxvi. cxvii. “Net Cash Flow Adjustment Reference Period” has the meaning set forth in Article 1.1cxvi. cxviii. “Net Debt” means the Debt minus the Cash. cxix. “Notarial Deed” has the meaning set forth in Article 7.1(b)ix. cxx. “Notary” means the notary public designated by the Purchaser and notified to the Seller in accordance with this Agreement at least 7 (seven) Business Days before the Completion Date. cxxi. “Notice of Claim” has the meaning set forth in Article 13.1(b). cxxii. “Notice of Designation” has the meaning set forth in Article 2.2. cxxiii. “Notice of Objection” has the meaning set forth in Article 4.3(b). cxxiv. “Ordinary Course of Business” an action taken by a Person will be deemed to have been taken in the Ordinary Course of Business only if that action: (a) is taken in the ordinary course of the normal, day-to- day, operations of such Person acting reasonably, in a prudent and responsible manner and in any case in compliance with applicable Laws and consistently with the past practice; and (b) does not require authorisation by the quotaholders/shareholders of such Person (or by any Person or group of Persons exercising similar authority). cxxv. “Out-of-Scope Subsidiaries” means the subsidiaries of the Company listed under Section I of Schedule (C). cxxvi. “Outstanding Leakages” has the meaning set forth in Article 4.4(d). cxxvii. “Outstanding Leakages Claim” has the meaning set forth in Article 4.4(d). cxxviii. “Owned IP” means the registered and material unregistered Intellectual Property Rights owned by the Group Companies. The registered Owned IP is listed in Schedule cxxviii. cxxix. “Participation” has the meaning set forth in Recital (G).

15 cxxx. “Permitted Leakage” means, without duplication, any of the following: 1. any payment made or agreed to be made, or liability incurred or agreed to be incurred, in respect of any matter (i) expressly contemplated in the Locked Box Accounts or (ii) undertaken by or on behalf of any Group Company at the written request of the Purchaser or on the basis of a written agreement with the Purchaser, but only to the extent expressly stated and agreed by the Purchaser to be treated as a Permitted Leakage; and 2. any payment made or agreed to be made, or liability incurred or agreed to be incurred, in respect of the execution of the Carve-Out Plan (excluding any payments in relation to Taxes); 3. any payments made or agreed to be made, or liability incurred or agreed to be incurred, in respect of the Cespira Business or the Going Concern, in any case in the Ordinary Course of Business; and 4. any amount owed by the Company to Westport Fuel Systems Canada for corporate allocations, including, without limitation, the payment made by the Company to Westport Fuel Systems Canada on January 23, 2025 for corporate allocations in the amount of [Redacted – Commercially Sensitive Information], in any case in line with past practice. cxxxi. “Person” means any natural person (persona fisica) or legal person (persona giuridica), even if not recognised (persona giuridica non riconosciuta), including any corporation, company, partnership, trust, unincorporated organisation, association or other entity, or any administrative or judicial authority. cxxxii. “Preliminary Statement” has the meaning set forth in Article 4.4. cxxxiii. “Post-Completion Statement” has the meaning set forth in Article 4.3(a). cxxxiv. “Post-Completion Outstanding Balance” has the meaning set forth in Article 4.3(c). cxxxv. “Purchase Price” has the meaning set forth in Article 4.1(a). cxxxvi. “Purchaser” (or “Green Day Holding”) has the meaning set forth in the Preamble. cxxxvii. “Purchaser’s Bank Account” means the bank account of the Purchaser, which will be communicated in writing to the Seller within 5 (five) Business Days prior to Completion Date. cxxxviii. “Purchaser Calculated Adjusted EBITDA” has the meaning set forth in Article 4.3(a). cxxxix. “Purchaser’s Indemnification Obligations” has the meaning set forth in Article 12(a). cxl. “Purchaser Re-Calculated Intra-Group Payables” has the meaning set forth in Article 4.3(a). cxli. “Purchaser Re-Calculated Intra-Group Receivables” has the meaning set forth in Article 4.3(a). cxlii. “Purchaser Re-Calculated Locked Box Net Debt” has the meaning set forth in Article 4.3(a). cxliii. “Purchaser’s Warranties” has the meaning set forth in Article 10. cxliv. “Redundancy Payment” means the amount of [Redacted – Commercially Sensitive Agreement] agreed between the Parties in connection with costs and liabilities related to the termination and/or the management of the agreements of employees [Redacted – Private Information] (the “Redundant Employees”). cxlv. “Rejection Notice” has the meaning set forth in Article 13.1(d).

16 cxlvi. “Relief” means any loss, relief, allowance, deduction, exemption, set-off or credit in respect of Tax or relevant to the computation of any income, profits, gains for the purposes of Tax or any right to or actual repayment or refund of or saving of Tax. cxlvii. “Remaining Carved Out Employees” means the Carved-Out Employees listed under Schedule cxlvii. cxlviii. “Representative” means the directors, officers, employees, attorneys-in-fact, investment bankers, consultants, attorneys, accountants and other advisors and representatives of a Person. cxlix. “Requisite Approval” means the irrevocable and unconditional approval for the WFS Canada Transaction Resolution of 66⅔% of the votes cast on the WFS Canada Transaction Resolution by the WFS Canada Shareholders present, either virtually or by proxy, at the WFS Canada Meeting. cl. “Resigning Auditors” has the meaning set forth in Article 7.1(b)vii. cli. “Resigning Directors” has the meaning set forth in Article 7.1(b)vii. clii. “Sanctioned Country” means any country or territory which is the subject or target of any comprehensive territorial Sanctions imposed by a Sanctions Authority (as of the date of this Agreement, Russia, Belarus, Crimea and Sevastopol, Cuba, Iran, North Korea, Donetsk, Luhansk, Zaporizhzhia and Kherson regions of Ukraine and Syria). cliii. “Sanctioned Person” means (i) any Person that is, or is (directly or indirectly) controlled by one or more Persons that are, listed in any Sanctions-related list of designated persons maintained by OFAC (or any successor thereto) or the U.S. Department of State, the United Nations Security Council, the European Union, or the United Kingdom Government (including His Majesty’s Treasury of the UK), (ii) any Person located, organized or resident in a Sanctioned Country, or (iii) any other person with whom engaging in trade, business, dealings or other activities is prohibited by Sanctions. cliv. “Sanctions” means all applicable economic or financial sanctions, trade embargoes or export controls imposed or enforced on the basis of Law, regulations, executive order, restrictive measures or other related rules imposed or publicly notified by: (i) the United Nations Security Council, (ii) the European Union, (iii) the US Government (including the Office of Foreign Assets Control (“OFAC”) of the US Department of the Treasury, the Bureau of Industry and Security of the U.S. Department of Commerce and the Department of State) and (iv) the UK Government, including His Majesty’s Treasury of the United Kingdom. clv. “Selected Auditing Firm” means any of the following auditing firms: KPMG, Deloitte, PWC, and EY. clvi. “Selected IP Rights” means all Intellectual Property Rights, including patents, trademarks, copyrights, trade secrets, know-how, designs, technical data, and other proprietary information owned or licensed by the Group Companies, relating to liquefied propane gas fuel systems and components, including but not limited to vessel storage, gaseous fuel injectors, rails, valves, electronic control units (ECUs), tanks, pump drive units, fluid storage, and delivery systems or any processes, methods, compositions, formulations, or applications associated with the production, distribution, use, or performance of same. clvii. “Seller” (or “WFS Italy”) has the meaning set forth in the Preamble. clviii. “Seller’s Bank Account” means the bank account of the Seller, which will be communicated in writing to the Purchaser within 5 (five) Business Days prior to Completion Date. clix. “Seller’s Indemnification Obligations” has the meaning set forth in Article 11.1(a). clx. “Seller’s Knowledge” means the constructive knowledge of the Seller having made due enquiries of the appropriate Persons within the Group Companies. clxi. “Seller’s Warranties” has the meaning set forth in Article 9(a).

17 clxii. “Senior Managers” means any director, officer, executive or Employee of the Group Companies whose annual gross remuneration exceeds [Redacted – Commercially Sensitive Information]. clxiii. “Signing Date” means the date of execution of this Agreement. clxiv. “Special Indemnities” has the meaning set forth in Article 11.3(a). clxv. “SQT Commercial Agreement” means [Redacted – Commercially Sensitive Agreement]. clxvi. “Stako” means Stako z.o.o., a limited company established and existing under the Laws of Poland, registered with the Register of entrepreneurs of the National Court Register with number 0000078261, NIP (tax ID) 8392766131, being an In-Scope Subsidiary. clxvii. “Stako Demerger” means the demerger from Stako to Worthington Industries Poland sp. z o.o. of the CNG business by way of demerger by separation executed on March 1, 2021 according to polish Law. clxviii. “Stako Earn-Out” has the meaning set forth in Article 4.6(c). clxix. “Stako Real Estate Property” means the property owned by Stako located in [Redacted – Confidential Information], used as primarily as a manufacturing facility for tanks. clxx. “Target EBITDA” means the amount of the EBITDA of the Group Companies for the period comprised between October 1, 2024 and May 31, 2025 and equal to [Redacted – Commercially Sensitive Agreement]. clxxi. “Tata Development Agreements” [Redacted – Confidential Information]. clxxii. “Tax” means any supranational, national, regional, municipal or local tax, direct or indirect, primary or secondary, duty, or other charge or withholding of a similar nature, including any tax on income, any national and regional tax on corporate income and business activities (such as IRES and IRAP for Italy), value added tax (VAT), municipal tax on real property, substitute tax, stamp duty, mortgage tax, cadastral tax, tax on exchanges, consumer tax, transfer tax, excise, employment tax (including social security, assistance contributions and insurance charge to any national social security or employee social security scheme) final and/or on account of withholding taxes, excise taxes, custom duties, registration taxes and any form of taxation, levy, duty, charge, contribution or impost that is at any time due, levied, withheld or withdrawn, collected or assessed by, or payable to, any Authority also on a joint liability basis together with all interest, sanctions and penalties. clxxiii. “Tax Certificate” has the meaning set forth in Article 6.3. clxxiv. “Technology Assistance and Engineering Services Agreement”:[Redacted – Commercially Sensitive Information]. clxxv. “Third Party Claim” has the meaning set forth in Article 13.2(a). clxxvi. “Trademarks to be Transferred” means all trademarks listed in Schedule clxxvi. clxxvii. “Transaction” has the meaning set forth in Recital (G). clxxviii. “Transaction Documents” means this Agreement (including its Schedules) and each document required entered into or to be entered into on or before the Completion pursuant to the terms of this Agreement (including the WFS Canada Guarantee, the GFI H2 Manufacturing TSA and the A-Series TSA). clxxix. “Transferred Carved Out Employees” means the Carved-Out Employees listed under Schedule clxxix.

18 clxxx. “VAT” means any tax imposed in compliance with the Council Directive of November 28, 2006, on the common system of value added tax (EC Directive 2006/112) or any other Tax on the sale and/or supply of goods and/or services of a similar nature, wherever imposed. clxxxi. “VDR” has the meaning set forth in Recital (D). clxxxii. “Westport Fuel Systems Canada”, means Westport Fuel Systems Canada Inc., a company incorporated under the laws of the Province of British Columbia, having its registered office at Suite 2500 Park Place, 666 Burrard Street, Vancouver, BC V6C 2X8, Canada. clxxxiii. "WFS Canada Approval CP" has the meaning set forth in Article 5.1. clxxxiv. "WFS Canada Circular" means the notice of the WFS Canada Meeting and the accompanying management information circular of WFS Canada, including all schedules, appendices and exhibits thereto and enclosures therewith, as amended, supplemented or otherwise modified from time to time, to be sent to the WFS Canada Shareholders, and each other Person required by applicable Laws, in connection with the WFS Canada Meeting. clxxxv. “WFS Canada Guarantee” means the unlimited guarantee to be signed by WFS Canada pursuant to which WFS Canada shall irrevocably and unconditionally guarantee all amounts owing by the Seller to the Purchaser on a continuing basis, under and arising out of this Agreement, the Transaction Documents and all Transactions contemplated thereby, which WFS Canada Guarantee shall be to the laws of the Province of British Columbia, in the form to be agreed upon between the Parties, acting reasonably and in good faith, after Signing Date and before Completion. clxxxvi. “WFS IP Amendment License Agreement” means the amendment agreement to the license agreement to be entered into between Westport Fuel Systems Canada, as licensor, and the Company, as licensee, in relation to the license to manufacture and sell certain GFI products – to be entered into prior to Completion Date between the Company and Westport Fuel Systems Canada, the final form of which will be agreed upon in good faith by the Parties between Signing Date and Completion Date. clxxxvii. “WFS Canada Meeting” means the annual general and special meeting of WFS Canada Shareholders, including any adjournment or postponement thereof, to consider, among other things the WFS Canada Transaction Resolution. clxxxviii. “WFS Canada Shareholders” means the registered and/or beneficial owners of the WFS Canada Shares, as the context requires. clxxxix. “WFS Canada Shares” means the WFS Canada Common shares. cxc. “WFS Canada Transaction Resolution” means the special resolution of WFS Canada Shareholders to approve the Transaction, which is to be considered at the WFS Canada Meeting. cxci. “WMTM” [Redacted – Confidential Information]. cxcii. “WMTM Receivables” [Redacted – Confidential Information]. 1.1. Interpretation In this Agreement, unless otherwise specified: (i) references to schedules, whereas and articles are to the Schedules, Whereas, and Articles of this Agreement. The Schedules and the Whereas form an integral part of this Agreement. The division of this Agreement into Articles and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement;

19 (ii) references to any applicable Law shall be construed as references to such applicable Law as it has been, or may from time to time be, amended, modified or re-enacted and to any subordinate legislation from time to time made under the relevant applicable Law (as so amended, modified or re-enacted), it being however understood that any representation under this Agreement shall be construed according to the Law applicable at the relevant reference time of such representation; (iii) references to the singular include the plural and vice versa; (iv) references to the words “include” and “including” are illustrative, do not limit the sense of the words preceding them and shall be deemed to include the expression “without limitation”; (v) references to “shall cause”, “shall procure” and/or “cause” or “procure” with reference to the fact and/or act of any other Person, means “shall cause”, “shall procure” and/or “cause” or “procure” pursuant to article 1381 (promessa dell’obbligazione o del fatto del terzo) of the Italian Civil Code. Save as otherwise set forth herein, the obligation of a Party to use reasonable or best efforts to accomplish an objective shall be construed as an “obbligazione di mezzi” and not as an “obbligazione di risultato”, meaning that there is no obligation to ensure that the specific objective will, in fact, be reached; (vi) “control”, “to control”, “controlling”, “controlled”, “common control” and similar expressions shall be construed in accordance with article 2359, paragraph 1, no. 1 and no. 2, of the Italian Civil Code; (vii) any reference in this Agreement to a “day” or number of “days”, without the explicit qualification of Business Day(s), will be interpreted as a reference to a calendar day or number of calendar days. When calculating the period of days before which, by which or following which any act is to be done or any step is to be taken under this Agreement, the day that is the reference date in calculating such term will be excluded. If the last day of the relevant term is not a Business Day, the relevant term will end on the next following Business Day. Unless otherwise expressly provided for, any period of time expressed in months will be calculated in accordance with article 2963 of the Italian Civil Code; (viii) the language throughout this Agreement shall in all cases be construed as a whole, in accordance with fair meaning and without any presumption that the terms hereof shall be more strictly construed against one Party than the other by reason of the rule that a document is to be construed more strictly against the Party who has prepared it, it being acknowledged that both Parties have participated in the drafting and negotiation of this Agreement; (ix) the words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole (including the Whereas and the Schedules) and not merely to a subdivision in which such words appear; (x) where in this Agreement an Italian term is given after an English term, the meaning of the Italian term shall prevail. 2. RIGHT TO DESIGNATE 2.1. Green Day Holding’s right to designate a wholly-owned Italian subsidiary Pursuant to articles 1401 et seq. of the Italian Civil Code, Green Day Holding may assign all (but not less than all) of its rights and delegate all (but not less than all) of the Purchaser’s obligations under this Agreement to a wholly-owned, direct or indirect subsidiary of Green Day Holding incorporated under the laws of the Italian Republic (the “Designated Company”). 2.2. Term and form of designation

20 Pursuant to articles 1402 and 1403 of the Italian Civil Code, Green Day Holding may exercise its right under Article 2.1 by delivering to the Seller a written notice (the “Notice of Designation”) within 40 (forty) Business Days from the Signing Date. The Notice of Designation will not have any effect unless it is executed also by the Designated Company for full and unconditional acceptance of its designation and adherence to this Agreement. 2.3. Effects of designation Pursuant to article 1404 of the Italian Civil Code, the Designated Company will acquire all rights and assume all obligations of the Purchaser hereunder effective as of the Signing Date, it being understood that the Purchaser shall be jointly and severally liable with the Designated Company in respect of the payment of the Purchase Price including the Earn-Outs. 2.4. Effects of non-designation Pursuant to article 1405 of the Italian Civil Code, if the Notice of Designation is not delivered to the Seller within the term and in the form specified in Article 2.2, this Agreement will be finally and definitively effective between Green Day Holding and the Seller. 3. SALE AND PURCHASE OF THE PARTICIPATION 3.1. Scope of the Agreement (a) Upon the terms and subject to the conditions set forth in this Agreement, on the Completion Date, the Seller shall sell and transfer to the Purchaser – and the Purchaser shall purchase and acquire from the Seller – the Participation, free and clear from any Encumbrances. (b) The Participation shall be transferred to the Purchaser with all rights and entitlements thereto as from the Completion Date, upon execution by the Parties of the Notarial Deed, which shall include only the mandatory representations required for the validity of the Notarial Deed and shall not supersede nor novate (in whole or in part) any term, provision, covenant, undertaking and obligation under this Agreement. 4. PURCHASE PRICE 4.1. Purchase Price (a) The aggregate purchase price for the Participation (the “Purchase Price”) payable to the Seller shall be equal to: (i) Euro 67,700,000.00 (sixty seven million seven hundred thousand/00), as base purchase price for the transfer of the Participation (the “Base Purchase Price”); minus (ii) the Redundancy Payment minus (iii) the Completion Leakage Amount (if and to the extent due) indicated by the Seller to the Purchaser pursuant to Article 4.4(b) below and any Outstanding Leakages; plus or minus (iv) the Actual Locked Box Net Debt; minus

21 (i) the difference between the Actual Adjusted EBITDA and the Target EBITDA as determined pursuant to Article 4.3(c)(2) (if any); plus or minus (ii) the amount of any Completion Outstanding Balance (as determined pursuant to Article 4.2(c)(i), if any) – to be, as applicable, set-off against the Base Price (in the circumstance under Article 4.2(c)(i)A or paid by the Company to the Seller (in the circumstance under 4.2(c)(i)B) (plus or minus the amount of any Post-Completion Outstanding Balance (as determined pursuant to Article 4.3(c), if any); plus (iii) the Earn-Outs amounts set out under Article 4.6, if and to the extent due in accordance with such Article; plus or minus (iv) the Actual Net Cash Flow Adjustment. (b) In consideration for the Participation, at Completion, the Purchaser shall pay: (i) to the Seller (without prejudice to Articles 4.2(c)(i)A, 4.2(c)(i)B and 4.2(c)(ii) below), i. the Base Purchase Price, minus ii. the Redundancy Payment; minus iii. the Completion Leakage Amount (if and to the extent due) indicated by the Seller to the Purchaser pursuant to Article 4.4(b) below, minus iv. the Estimated Locked Box Date Net Debt; plus or minus v. the Estimated Net Cash Flow Adjustment; minus vi. the Escrow Amount; (the aggregate amount determined pursuant to this Article 4.1(b) the “Completion Purchase Price”); and (ii) to the Escrow Agent, the Escrow Amount. (c) The Completion Purchase Price shall be paid at Completion in immediately available funds via wire transfer on the Seller’s Bank Account. 4.2. Estimated Completion Statement (a) Not later than 3 (three) Business Days and not earlier than 10 (ten) Business Days prior to the Completion Date, the Seller shall prepare in good faith and deliver to the Purchaser a statement (prepared in accordance with the Accounting Principles (and US GAAP) setting forth in reasonable detail the Seller’s calculation of: (i) the Intra-Group Payables and Intra-Group Receivables as of the Completion Date; (ii) the Estimated Locked Box Net Debt; (iii) the Estimated Net Cash Flow Adjustment;

22 (iv) the Completion Purchase Price, (which shall also reflect and capture, inter alia, the Completion Leakage Amount set forth in the Preliminary Statement pursuant to Article 4.4 below) (the “Estimated Completion Statement”). (b) Without prejudice to Article 4.4, the Completion Purchase Price shall be subject to a post- Completion verification procedure in accordance with the provisions set out in Article 4.3 below, it being understood that on the Completion Date the Purchaser shall pay to the Seller an overall cash amount equal to the Completion Purchase Price, as determined by the Seller in the Estimated Completion Statement. (c) In particular, for the purposes of the calculation of the Base Purchase Price: (i) the amount of the Intra-Group Payables owed by the Company (as set forth in the Estimated Completion Statement) shall be set-off (in accordance with Article 1243 and Articles 1252 et seq. of the Italian Civil Code) against the amount of the Intra-Group Receivables owed by the Seller (and/or its Affiliates) (as set forth in the Estimated Completion Statement), and vice versa, to the maximum extent permitted by applicable Law. Any remaining balance following such set-off (the “Completion Outstanding Balance”) shall be settled as set forth below: A. if, after the set-off, the difference between the amount of the Intra-Group Payables and of the Intra-Group Receivables (as determined in the Estimated Completion Statement), results in a net amount payable to the Company, such Completion Outstanding Balance shall be set-off against the Base Purchase Price (it being understood that, upon the set-off of such amount (x) the Seller shall be irrevocably and unconditionally released and discharged from any and all liabilities or obligations towards the Company in respect of such amounts, (y) the Purchaser and the Company shall have no further claims, rights, actions or entitlements against the Seller in respect thereto and (z) the Purchaser shall assume and take over the corresponding payment obligation towards the Company); or B. if, after the set-off, the difference between the amount of the Intra-Group Payables and of the Intra-Group Receivables (as determined in the Estimated Completion Statement), results in a net amount payable by the Company, the Seller shall cause the Company to pay such Completion Outstanding Balance in immediately available funds, at Completion, via wire transfer on the Seller’s Bank Account (it being understood that, upon payment of such amount (i) the Company shall be irrevocably and unconditionally released and discharged from any and all liabilities or obligations towards the Seller in respect of such amounts, and (ii) the Seller shall have no further claims, rights, actions or entitlements against the Company in respect thereto); (ii) the Parties acknowledge and agree that: i. (x) the Going Concern Consideration shall not be paid by Westport Fuel Systems Canada to the Company, thereby creating a corresponding debt of Westport Fuel Systems Canada vis-à-vis the Company in the amount of the Going Concern Consideration, (y) such debt shall be taken over from Westport Fuel Systems Canada by the Purchaser pursuant to a debt assumption agreement under Article 1273 of the Italian Civil Code, to be entered into among the Company, Westport Fuel Systems Canada and the Purchaser on Completion Date (the “Debt Assumption Agreement”) and (z) such debt assumption has been taken into consideration by the Parties for the purposes of determining the Purchase Price

23 and reflected as a pricing item in Article 4.1, and such debt shall not be deemed as an Intra Group Receivable or as a Leakage; ii. (x) the consideration due by the Company to Westport Fuel Systems Canada for the services to be rendered by the latter in connection with the AFS Business (the “AFS Consideration”) shall not be paid by the Company to Westport Fuel Systems Canada, thereby creating a corresponding receivable of Westport Fuel Systems Canada vis-à-vis the Company in the amount of the AFS Consideration, (y) such (future) receivable shall be transferred by Westport Fuel Systems Canada to the Purchaser pursuant to a credit transfer agreement under Article 1260 et. seq. of the Italian Civil Code, to be entered into among the Company, Westport Fuel Systems Canada and the Purchaser on Completion Date (the “Credit Transfer Agreement”) and (z) such credit transfer has been taken into consideration by the Parties for the purposes of determining the Purchase Price and reflected as a pricing item in Article 4.1, and such receivable shall not be deemed as an Intra Group Payable; (iii) the Parties further acknowledge and agree that (i) after Completion Date, the Purchaser shall use its best efforts to cause the Company to collect all trade receivables and discharge all trade payables related to the Cespira Business (as of the Completion Date), ensuring payment to the respective creditors and collection from the respective debtors; and (ii) on a monthly basis, following the payment of the relevant outstanding payables and the collection of the relevant receivables due as of each end-month date (i.e. 30/31 as the case may be), the Purchaser shall procure that the balance of any amount resulting after the set-off of any collected receivables and paid payables, if any, is paid by the Purchaser and/or the Company (at discretion of the Purchaser) to Westport Fuel Systems Canada within 10 (ten) Business Days. 4.3. Post-Completion Adjustments (a) Post-Completion Statement (i) Within 60 (sixty) Business Days after Completion Date, the Purchaser shall prepare in good faith and deliver to the Seller a statement prepared in accordance with Schedule 4.3 (the “Post-Completion Statement”) setting forth in reasonable detail the draft re- calculation/calculation of: A. the Intra-Group Payables and Intra-Group Receivables as of Completion Date; B. the Adjusted EBITDA of the Group Companies for the period comprised between October 1, 2024 and May 31, 2025 (the “EBITDA Reference Period”); C. the Net Debt of the Group Companies as of the Locked Box Date; D. the Net Cash Flow Adjustment; and E. the Completion Purchase Price, accordingly (ii) (the Intra-Group Payables, the Intra-Group Receivables, the Adjusted EBITDA, the Net Debt of the Group Companies and the Net Cash Flow Adjustment so re- calculated/calculated, respectively, the “Purchaser Re-Calculated Intra-Group Payables”, the “Purchaser Re-Calculated Intra-Group Receivables”, the “Purchaser Calculated Adjusted EBITDA”, the “Purchaser Re-Calculated Locked Box Net Debt” and the “Purchaser Re-Calculated Net Cash Flow Adjustment”). Following Completion Date, the Seller shall be permitted to access and review the Books and Records of the Group Companies that are reasonably related to the calculations of each items under the Post- Completion Statement, and the Purchaser shall cause the Group Companies to

24 reasonably cooperate with the Seller in connection with such review, including by providing access to such Books and Records, in each case, upon reasonable notice and during normal business hours. (iii) The Parties agree that the Redundancy Payment shall not be deemed as a Leakage, Debt or Loss and the Purchaser hereby waives any claim, action and request pursuant to this Agreement or applicable Law against the Seller in relation to any Loss arising out of, or in connection with, the termination and/or the management of the employment agreement with the Redundant Employees. (b) Reconciliation of the Post-Completion Statement. (i) If the Seller disagrees with the draft Post-Completion Statement, it shall notify so to the Purchaser in writing, no later than 20 (twenty) Business Days after the Seller’s receipt of the draft Post-Completion Statement, by serving a notice (the “Notice of Objection”) which shall reasonably describe the items objected and the basis for any such disagreements. (ii) If no Notice of Objection is delivered to the Purchaser within such 20 (twenty) Business Days period, then the amount of the Purchaser Re-Calculated Intra-Group Payables, the Purchaser Re-Calculated Intra-Group Receivables, the Purchaser Calculated Adjusted EBITDA, the Purchaser Re-Calculated Locked Box Net Debt and the Purchaser Re- Calculated Net Cash Flow Adjustment (and so the re-calculation of the Completion Purchase Price under the draft Post-Completion Statement) shall become final and binding among the Parties. (iii) In the event that the Seller delivers a Notice of Objection, the following provisions shall apply: A. during the 20 (twenty) Business Days immediately following the delivery of a Notice of Objection (the “Conciliation Period”), the Seller and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the items identified in the Notice of Objection, with the aim of executing a written settlement agreement; B. if, at the end of the Conciliation Period, the Seller and Purchaser have been unable to resolve any differences that they may have with respect to any of the items identified in the Notice of Objection (and, therefore, to execute the aforesaid written settlement agreement), the Seller and the Purchaser shall submit all such remaining disputed items to the Independent Expert, to be jointly appointed by the Seller and Purchaser, in accordance with the procedure under Article 4.4(d) below, as initiated by the most diligent Party. (iv) The amount of the Purchaser Re-Calculated Intra-Group Payables, the Purchaser Re- Calculated Intra-Group Receivables, the Purchaser Calculated Adjusted EBITDA, the Purchaser Re-Calculated Locked Box Net Debt and the Purchaser Re-Calculated Net Cash Flow Adjustment, as finally determined in agreement between the Parties pursuant to Article 4.3(b)(ii), or according to Article 4.3(b)(iii)A or through the action of the Independent Expert pursuant to Article 4.3(b)(iii)B, shall be deemed to be final and binding among the Parties (respectively, the “Actual Intra-Group Payables” the “Actual Intra-Group Receivables”, the “Actual Adjusted EBITDA”, the “Actual Locked Box Net Debt” and the “Actual Net Cash Flow Adjustment”). (c) Post-Completion Adjustments [Redacted – Commercially Sensitive Information].

25 4.4. Leakages (a) The portion of the Purchase Price payable to the Seller in accordance with Article 4.1 above shall be reduced by the net amount of any Leakage occurred to the benefit of the Seller or any of its Affiliates, on a Euro-for-Euro basis, as ascertained pursuant to this Agreement. (b) Not later than 5 (five) Business Days and not earlier than 8 (eight) Business Days prior to the Completion Date, the Seller shall notify the Purchaser of (i) the amount of the Leakages received by, or for the benefit of, the Seller or its Affiliates (if any) after the Locked Box Date and the Leakages estimated to be incurred (if any) through and including the Completion Date, specifying the type of Leakages and the relevant amounts, including specifying if any of these items are Permitted Leakages (the “Completion Leakage Amount”), and (ii) the amount of the Purchase Price due to the Seller, calculated as provided under Article 4.1 above (such notice, the “Preliminary Statement”) (c) The Completion Leakage Amount shall be deducted from the Purchase Price to be paid on the Completion Date as per Article 4.1(b) above and in accordance with Article 4.4(a) above, it being understood and agreed that: (i) the Leakages estimated to occur by the Completion Date will be deducted in case actually and effectively occurred by such Completion Date and (ii) the Purchaser shall not be entitled to object to, or anyway challenge, the contents of the Preliminary Statement (including the Completion Leakage Amount) prior to Completion. The Preliminary Statement shall be binding for the purposes of the Completion and shall only be subject to the verification process in accordance with Article 4.4(d) below (d) If and to the extent that, within 12 (twelve) months following the Completion Date, the Purchaser identifies that (i) one or more Leakages (other than Permitted Leakages) occurred during the Locked Box Period and no reduction of the Purchase Price was made in respect of such Leakages in accordance with Articles 4.1 and 4.4(a), 4.4(b) and 4.4(c) above, or the relevant amounts were not otherwise reimbursed by the Seller to the Purchaser, or (ii) the Completion Leakage Amount notified in the Preliminary Statement resulted incorrect in the lower indication of the value of the relevant Leakages (the amounts under (i) and (ii) above, are together referred to the “Outstanding Leakages”), then the following shall apply: i. until the date falling 12 (twelve) months following the Completion Date, under penalty of forfeiture (a pena di decadenza), the Purchaser shall be entitled to communicate in writing to the Seller any Outstanding Leakage, providing all reasonable written details and supporting evidence thereof (the “Outstanding Leakages Claim”); ii. within 20 (twenty) Business Days from the receipt of the Outstanding Leakages Claim, the Seller, in case of disagreement with the Outstanding Leakages Claim, shall deliver to the Purchaser a written notice of disagreement, setting forth the relevant reasons of the dissent in reasonable details (including the possible alternative proposed amount) and all reasonable supporting evidence thereof (the “Disagreement Notice”). In case no Disagreement Notice is sent by the Seller within 30 (thirty) Business Days from the receipt of the Outstanding Leakages Claim, such Outstanding Leakages Claim shall be deemed as definitively and irrevocably accepted and agreed by the Seller; iii. if a Disagreement Notice is sent, for a period of 20 (twenty) Business Days thereafter, the Parties shall discuss the matters referred to in the Disagreement Notice in good faith and attempt to agree the Outstanding Leakage; iv. in case of failure by the Parties to reach an agreement pursuant to limb iii above, within the aforementioned 20 (twenty) Business Days period, the matter in dispute shall be referred to the Independent Expert, jointly appointed by the Seller and Purchaser, in accordance with the following procedure, as initiated by the most diligent Party; v. the Independent Expert shall be instructed to act on the following basis:

26 A. it shall act as expert (arbitratore), pursuant to article 1349, first paragraph, of the Italian Civil Code, on the basis of its fair evaluation (equo apprezzamento) and not on the basis of its mere discretion (mero arbitrio); B. the item(s) in dispute shall be notified to the Independent Expert in writing by the Purchaser and/or the Seller without delay after the Independent Expert’s appointment, provided that the Purchaser cannot allege the occurrence of any Leakage other than those set forth in the Outstanding Leakages Claim and the Seller cannot allege any fact or circumstance other than those set forth in the Disagreement Notice; C. each of the Parties shall provide, and shall procure that their respective accountants and advisors provide, the Independent Expert with all information, documentation, materials and assistance as it may reasonably require, and the Independent Expert shall be entitled to base its opinion on such information, documentation and materials and on the accounting and other records of any Group Company; D. the Purchaser will provide the Seller, and vice versa, with a copy of any written comments at the same time as they are made to the Independent Expert; E. the Independent Expert shall render its determination within 30 (thirty) Business Days following the acceptance of its mandate and such determination shall contain the assessment of the item(s) in dispute and in any case stay within the ranges of values (if any) for each disputed item, as expressed by the Purchaser and the Seller in the Outstanding Leakages Claim and the Disagreement Notice, respectively. The Independent Expert shall specifically address the arguments brought forward by the Parties with respect to each item in dispute; F. the determination of the Independent Expert shall, in the absence of clear error or unfairness (valutazione manifestamente erronea o iniqua) pursuant to article 1349 of the Italian Civil Code, be final and binding among the Parties; and G. all fees and expenses of the Independent Expert shall be borne by the Purchaser and the Seller in the same proportion of the aggregate amount of disputed items that were determined in favor of the other Party (as determined by the Independent Expert) as compared to the total amount of disputed items submitted to Independent Expert. (e) In the event that any Outstanding Leakage ascertained pursuant to this Agreement is to be paid to the Purchaser, the Seller shall pay to the Purchaser such amount within 10 (ten) Business Days, as the case may be, from the date of (i) the acceptance in writing by the Seller of the Outstanding Leakages Claim, (ii) the agreement among the Parties if any, (iii) the expiry of the term to send the Disagreement Notice, or (iv) the Independent Expert’s determination. (f) The Parties hereby agree that, after delivery of an Outstanding Leakages Claim, the Purchaser shall cause any Group Company to provide all the reasonable cooperation that the Seller and its Representatives and/or the Independent Expert may reasonably require for the purposes of ascertaining the actual Leakages, during normal business hours and subject to customary confidentiality undertakings. (g) The payments referred to under this Article 4.4 shall be the sole and exclusive remedy available to the Purchaser in connection with any Leakages occurred during the Locked Box Period, therefore the payments referred to under this Article 4.4 shall be deemed as in lieu of any other remedies including, without limitation, any remedy set forth under Article 11.

27 4.5. Leakages payments Any amount due and payable by the Purchaser or by the Seller pursuant to Article 4.4 shall be paid in immediately available funds via wire transfer on the Seller’s Bank Account or on the Purchaser’s Bank Account, as the case may be, it being understood that such payments (a) shall be received in any case within 3 (three) Business Days from (i) the expiry of the term to send the Disagreement Notice, (ii) the date of the agreement reached among the Parties, or (iii) the determination of the Independent Expert, and (b) shall be made net of any applicable Taxes. 4.6. Earn-Outs (a) As a component of the Purchase Price, the Seller shall be entitled to receive from the Purchaser certain additional amounts payable, if and to the extent due, on the basis of the terms set forth in this Article 4.6. (b) Without prejudice to Article 6.1(c), if, following to Completion Date, but in any event no later than 24 (twenty four) months thereafter, a binding agreement (whose terms and conditions shall be previously agreed in writing between the Parties) is executed between the Company and [Redacted – Commercially Sensitive Information] concerning the sale by the Company to [Redacted – Commercially Sensitive Information] of the Selected IP Rights [Redacted – Commercially Sensitive Information], the Seller shall be entitled to receive from the Purchaser a payment equal to 50% (fifty per cent) of the consideration (on an after-Tax Basis) actually and effectively received by the Company from such sale (upon their receipt), up to a maximum amount of Euro 3,500,000 [Redacted – Commercially Sensitive Information]. (c) If following to Completion Date, but in any event no later than 24 (twenty four) months thereafter, a binding agreement is executed between Stako and a third party concerning the sale and leaseback of the Stako Real Estate Property, the Seller shall be entitled to receive from the Purchaser a payment equal to 50% (fifty per cent) of the proceeds (calculated on an after- Tax basis), in excess of the bookvalue as of the Locked Box Date, actually and effectively received by Stako from such sale, upon their receipt [Redacted – Commercially Sensitive Information]). (d) [Redacted – Commercially Sensitive Information]. 5. CONDITIONS PRECEDENT 5.1. Conditions Precedent The obligation of the Parties to consummate the Transaction and effect the Completion is conditional upon the satisfaction (or, to the extent permitted by the Law and this Agreement, the waiver by the relevant Party/ies) of the following conditions: (a) there having been no Material Adverse Change between the Signing Date and the Completion Date, whose effects remain in course on the Completion Date (“MAC CP”); (b) WFS Canada having obtained the Requisite Approval for the WFS Canada Transaction Resolution at the WFS Canada Meeting ("WFS Canada Approval CP"); (c) the Antitrust Clearance having been obtained, if and to the extent that the Purchaser determines that the Antitrust Clearance is required under the applicable Law (“Antitrust CP”); (d) the Golden Power Clearance having been obtained (“Golden Power CP”); (e) the waiver/consent to the consummation of the Completion having been obtained by the third parties listed in Schedule 5.1(e), it being understood that, with respect to the financial agreements listed in Schedule 5.1(e) Part 2, such consent shall be deemed obtained if consent

28 has been granted for financial agreements that, in the aggregate, represent at least 80% (eighty per cent) of the outstanding indebtedness under all the financial agreements listed in Schedule 5.1(e) Part 2.(“CoC CP”); (f) without prejudice to Article 8.3, the Seller having duly completed the Carve-Out substantially in line with the Carve-Out Plan and Article 6.3(a)(ii)(a), Article 6.3(a)(ii)(b), Article 6.3(a)(ii)(c), Article 6.3(a)(ii)(e), and Article 6.3(b), (the “Carve-Out CP”), it being understood that, under no circumstance whatsoever, the execution of each or all the Employees Settlements shall be deemed as a Carve-Out CP; (g) WFS Netherlands Holding BV having fulfilled all its obligations under article 37a of the Dutch VAT Act (“Wet op de omzetbelasting 1968”) in respect of transactions relating to the supply of goods to Belgium for which the 0% VAT rate was applied, and having disclosed satisfactory proof thereof to Purchaser (the “Dutch CP”), (the MAC CP, the WFS Canada Approval CP, the Antitrust CP, the Golden Power CP, the CoC CP, the Carve- Out CP and the Dutch CP, jointly, the “Conditions Precedent”). At the latest 3 (three) Business Days prior to the Completion Date, the Parties shall exchange a duly executed document confirming fulfilment (or waiver) of all Conditions Precedent, except for copy the Deed of Transfer of the Going Concern and the copy of the Deeds of Transfer of the Out-of-Scope Subsidiaries (as required pursuant to the Carve-Out CP) that may be exchanged at Completion Date. 5.2. Long Stop Date Save for the right to postpone the Long Stop Date by mutual written agreement of the Parties, should the Conditions Precedent not be satisfied for whatever reason or waived (to the extent permitted by the Law and this Agreement) by the Long Stop Date, each of the Parties shall have the right to immediately terminate in writing the Agreement, which will have no further force and effect, except for the provisions and obligations under Articles 14.8, 14.9, 14.10, 15 which shall survive to the termination of this Agreement and will remain in full force and binding among the Parties. 5.3. Waiver The Parties acknowledge and agree that: (a) the WFS Canada Approval CP, the Antitrust CP and the Golden Power CP are provided in the interest of all Parties and, as such, they can be waived only by mutual written consent of all Parties (to the extent such a waiver is permissible under applicable Laws), to be given by no later than 3 (three) Business Days before the Completion Date; and (b) the MAC CP, the CoC CP, the Carve-Out CP and the Dutch CP are provided in the sole interest of the Purchaser and, as such, each of them can be waived by the Purchaser, in whole or in part, by giving a written notice thereof to the Seller on or prior to the Completion Date. 5.4. Parties’ duties in connection with the Conditions Precedent (a) The Parties acknowledge their common interest in having any and all Conditions Precedent fulfilled and satisfied as soon as possible after Signing Date and in any event by the Long Stop Date. (b) The Parties shall (x) co-operate and take, and cause to be taken, all actions necessary for the timely satisfaction of each of the Conditions Precedent and (y) keep each other promptly informed upon fulfilment and/or waiver of any Condition Precedent. In particular: i. the Purchaser shall: a. as soon as reasonably practicable after the Signing Date, and in any case no later

29 than 30 (thirty) Business Days thereafter, duly and properly prepare and file with the competent Antitrust Authorities (if mandatory filings are required under the applicable Laws) and the Italian Presidency of the Council of Ministries (Presidenza del Consiglio dei Ministri) all applications, requests and other documents that are required under the applicable laws and regulations to obtain the Antitrust Clearance and the Golden Power Clearance; b. keep the Seller timely informed of any action taken or progress made in connection with the above; c. provide the Seller with a copy of all drafts of the non-confidential versions of the notifications and, in any case, the final notification submitted to any Antitrust Authorities and the Italian Presidency of the Council of Ministries (Presidenza del Consiglio dei Ministri); d. take into account any reasonable comments made by the Seller in relation to any part of such drafts that contains information concerning the Seller or the Group Companies; e. comply with any request received from any competent Antitrust Authorities and the Italian Presidency of the Council of Ministries (Presidenza del Consiglio dei Ministri) in order to ensure that the Antitrust Clearance and the Golden Power Clearance are obtained; and immediately inform the Seller upon the obtainment of the Antitrust Clearance and the Golden Power Clearance; f. refrain, and cause its officers and employees to refrain, from taking any action or entering into any contract or arrangement, which might reasonably be expected to affect the satisfaction of the Conditions Precedent; ii. the Seller shall (and shall cause its Affiliates (, to the maximum extent possible) and/or the Company and/or the relevant Group Companies to, as applicable): a. take any and all actions to ensure the satisfaction of the WFS Canada Approval CP, the CoC CP, the Carve-Out CP and the Dutch CP and keep the Purchaser duly and timely informed of any action taken or progress made in connection with the above; b. provide the Purchaser and its Representatives with all the information and documents reasonably requested by the same for the purpose of making the filings needed to obtain the Antitrust Clearances and the Golden Power Clearance; c. deliver to the third parties listed in Schedule 5.1(e) a written notice to seek their waiver/consent to the consummation of the Completion and inform the Purchaser upon the obtainment of such waiver/consent; and d. refrain, and cause the Group Companies and their officers and employees to refrain, from taking any action or entering into any contract or arrangement, which might reasonably be expected to affect the satisfaction of the Conditions Precedent; and e. in general terms, consult and cooperate in good faith with the Purchaser and its Representatives with the goal of obtaining satisfaction of the Conditions Precedent as soon as reasonably practicable following Signing Date. 6. INTERIM PERIOD 6.1. Interim Management

30 (a) Without prejudice to Article 6.1(b) below, during the Interim Period the Seller shall cause each Group Company to be conducted in the Ordinary Course of Business. More precisely, unless a prior written consent is given to the Seller by the Purchaser pursuant to Article 6.2 below, the Seller shall cause any Group Company not to: i. make any material change in the nature or organisation of the Group’s business or discontinue or cease to operate all or a part of such business; ii. amend its by-laws, articles of association or equivalent constitutional documents, adopt further articles of association, by Laws or equivalent constitutional documents or pass resolutions which are inconsistent with them; iii. dissolve, wind-up or liquidate, or adopt any plan with respect thereto, or enter into any restructuring or reorganization, except for the Dissolving Entities, Rohan BRC Gas Equipment Private Limited, and TA Gas Technology S.A.; iv. issue any equity interests or grant any options, debentures, warrants or other rights to purchase or subscribe for newly issued equity interests in its respective corporate capital or execute contracts or agreements or assume obligations of any nature under which any of the Group Companies shall be obliged, under condition or otherwise, to issue or sell new equity interests or any other securities which could be exchanged with or converted into corporate capital or be obliged to reimburse or repurchase their own equity interests; v. increase or reduce its corporate capital (except in the cases provided under articles 2446, 2447, 2482-bis and/or 2482-ter of the Italian Civil Code or similar provisions of the applicable Law) or purchase or redeem its own equity interest; vi. except for the Carve-Out and/or as required for the purposes of Article 6.4, transfer, sell, lease, pledge, mortgage or otherwise dispose of any of its material assets (both tangible and intangible) or properties; vii. except for the Carve-Out and/or as required for the purposes of Article 6.4, acquire or dispose of, in any form (including by way of merger, de-merger, spin-off, contribution in kind or otherwise) or lease (as applicable), (1) equity interests in any other Persons, (2) any business (azienda) or line of business (ramo d’azienda) or (3) any real estate property; viii. make or fail to make any Capex investments that are not materially in line with the Business Plan; ix. acquire or dispose of any fixed asset having a book value in excess of [Redacted – Commercially Sensitive Information] each or that are not materially consistent with the Business Plan; x. create, assume or otherwise incur in any Encumbrances on its own equity interest (and on the equity interest of the Group Companies) and/or on its rights, assets or properties; xi. enter into any guarantee of, or indemnity to secure, the obligations of third Persons; xii. incur or pay any management charge or make any other payment in each case to the Seller or its Affiliates for a value exceeding [Redacted – Commercially Sensitive Information]; xiii. enter into, materially amend or terminate any loans or credit agreements or financial commitments for a value exceeding [Redacted – Commercially Sensitive Information];

31 xiv. commence any litigation, waive or settle any outstanding claim (i) having an individual value in excess of [Redacted – Commercially Sensitive Information] or an aggregate value in excess of [Redacted – Commercially Sensitive Information] or (ii) at terms which could objectively have a material adverse effect on the Group’s business or reputation; xv. except as required in the context of the Carve-Out and/or for the purposes of Article 6.4, enter into new agreements or amend existing agreements with the Seller and its Affiliates; xvi. hire or appoint new Senior Managers, or dismiss any Senior Managers; amend the terms and conditions of employment or other contracts with Senior Managers, or increase the rate of the remuneration other than the increases set forth by the Law or national collective bargaining agreements or other collective or individual contractual provisions in place/applied at the date of this Agreement; xvii. enter into collective agreements in addition to those identified under Annex L, Part 3; xviii. undertake commitments, or make written statements, towards (internal and/or external) Unions and/or employees, including in connection with the Procedure (as defined below), if actually implemented (x) limiting the Company’s ability to carry out, after Completion, restructuring plans and/or to adopt, after Completion, reorganization measures; and/or (y) increasing the measure of legal protections of any nature for employees in relation to termination of employment; and/or (z) triggering extraordinary expenditures for the Company that do not fall under the Ordinary Course of Business; xix. except as required in the context of the Carve-Out and/or for the purposes of Article 6.4, enter into, amend or terminate any agreements (including agreements with suppliers and customers) which (i) involve an expenditure, cost or liability in excess of [Redacted – Commercially Sensitive Information] per annum, or (ii) are otherwise material for the Group Companies to carry on their business as presently conducted; xx. enter into any non-compete, stability/retention, or exclusive arrangements; xxi. terminate any existing insurance policies (unless they are immediately replaced by new policies covering the same risks on similar or better terms), or otherwise reduce or prejudice the current insurance coverage; xxii. file or amend any Tax return other than in the Ordinary Course of Business or claim for refund of Taxes with any Tax Authority, change any method of reporting income or deductions for Tax purposes, or waive or consent to extend any period of limitations for the payment or assessment of any Tax, or make, revoke, or alter any Tax election; xxiii. make, enter into, terminate or amend any rulings or other agreements with a Tax Authority; xxiv. make any change in the Accounting Principles used by any Group Company; xxv. change any Group Company’s residence for Tax purposes (or establish a permanent establishment); xxvi. make, enter into, terminate or amend any election, rulings, compromises or other agreements with a Tax Authority or settle any material dispute with a Tax Authority; xxvii. except in a manner consistent with past practice of the relevant Group Company, - agree to extend or waive any period of adjustment, assessment or collection of Taxes; and

32 xxviii. agree or commit to do any of the foregoing. (b) Notwithstanding anything to the contrary expressly contained in this Article 6.1, the Seller shall not be restrained from taking or causing any Group Company to take, any action that is: i. described, necessary or required under Article 6.3 and/or Article 6.4; ii. otherwise expressly permitted under this Agreement; iii. agreed or consented to by the Purchaser in writing pursuant to Article 6.2; iv. in the Ordinary Course of Business, it being understood and agreed that all of the above exceptions and qualifications under points from (i) to (iv) qualify, limit, and apply to any and all of the Seller’s commitments under this Article 6.1. (c) [Redacted – Commercially Sensitive Information]. 6.2. Interim Actions (a) The Seller shall notify the Purchaser in advance, by email addressed pursuant to Article 14.10, of any action or transaction falling under the scope of Article 6.1 and not otherwise permitted in accordance therewith, which any of the Group Companies intends to carry out (each an “Interim Action”). (b) As soon as practicable and in any event within 5 (five) Business Days following the date of receipt of the Seller’s email pursuant to Article 6.2(a) by the Purchaser, the latter shall have the right to (i) approve the Interim Action, notifying in writing its approval to the Seller or (ii) object to the Interim Action, notifying in writing the reasons for such an objection to the Seller, provided that the Purchaser’s consent shall not unreasonably be withheld. Should the Purchaser fail to reply in writing within such deadline, the proposed action will be considered as approved by the Purchaser. (c) Notwithstanding anything to the contrary as set forth in Articles 6.1 and 6.2, the Seller shall not be liable towards the Purchaser if, during the Interim Period, any of the Group Companies does, or abstains from doing, something which would constitute a breach of Article 6.1 or this Article 6.2 in order not to breach any applicable Laws, it being understood that the Seller shall promptly inform the Purchaser of any such actions or omissions in advance, to the extent possible. 6.3. Carve-Out The Parties agree that, prior to or at the Completion Date, the Seller shall and shall cause the relevant Group Companies and Westport Fuel Systems Canada to duly complete the Carve-Out, pursuant to the terms and procedures set forth in this Article 6.3 and substantially in line with the provisions of the Carve-Out Plan. (a) Transfer of the Going Concern i. Prior to or at the Completion Date, the Seller shall cause the Company to sell and transfer to Westport Fuel Systems Canada the ownership of the Going Concern, according to the terms of this Article 6.3. ii. For the purposes above, the Seller shall:

33 a. cause the board of directors of the Company and of Westport Fuel Systems Canada to (x) approve the sale and transfer of the Going Concern to Westport Fuel Systems Canada and (x) grant the necessary powers and authorities to one or more directors of the Company to (1) execute the Deed of Transfer of the Going Concern and (2) carry out any and all activities and formalities required to consummate the sale and transfer the Going Concern to Westport Fuel Systems Canada; b. cause the Company and Westport Fuel Systems Canada to execute and exchange the Deed of Transfer of the Going Concern, whereby, effective as of the date on which the Deed of Transfer of the Going Concern is executed, Westport Fuel Systems Canada shall acquire all of the Company’s right, title and interests in the Going Concern, in accordance with applicable Laws and this Agreement (the “Going Concern Transfer Effective Date”); c. without prejudice to Article 11.3xi, use its commercially reasonable efforts to procure that the Company, the Seller and the Carved-Out Employees execute the Employees Settlements before Completion Date whose content shall be previously discussed with the Purchaser, it being understood that the Seller shall take into due consideration reasonable comments thereto from the Purchaser; d. request the tax certificates pursuant to article 14 of D. Lgs. 472/97 (“Tax Certificate”) related to the Going Concern, by filing the appropriate forms with the relevant Tax Authorities, and provide the Purchaser with evidence of such filings; and e. cause the Company to, request in writing, and take all actions and do all things which are necessary or appropriate to obtain, all the consents, approvals and/or waivers that are required under the contracts comprised within the Going Concern or otherwise under the Law to allow the consummation of the sale and transfer of the Going Concern, it being understood that the content of such written requests shall be previously discussed with the Purchaser. iii. As long as the Carve-Out does not trigger the transfer of any employment relationship, the Seller shall be entitled at its own discretion to cause the Company to duly implement the information and consultation procedure set forth by article 47 of Law 29 December 1990 no. 428 (the “Procedure”) in relation to the sale and transfer of the Going Concern. (b) Transfer of the Out-of-Scope Subsidiaries i. Without prejudice to Article 8.3, prior to or at the Completion Date the Seller shall use its best efforts to cause the Company to sell and transfer to Westport Fuel Systems Canada the entire equity interest thereby held by the Company in the Out-of-Scope Subsidiaries. In this connection, the Seller shall cause the Company to fulfil all the formalities which may be required under the applicable Laws to make the transfer of the entire equity interest in the Out-of-Scope Subsidiaries effective, including the execution of the Deeds of Transfer of the Out-of-Scope Subsidiaries. ii. It is agreed and understood that the Company shall not be required to give any representation, warranty or indemnity, covenant and/or guarantee in relation to the transfer to Westport Fuel Systems Canada and/or its Affiliates of the entire equity interest held in the Out-of-Scope Subsidiaries, other than warranties related to title to and existence of such equity interests, good standing, powers and capacity to sell and absence of any Encumbrances on such participations. (c) Seller’s duties in connection with the Carve-Out

34 In connection with the implementation of the Carve-Out, the Parties agree that the Seller shall: i. exchange drafts of the documents referred to in Articles 6.3(a)iib, 6.3(a)iic and 6.3(b) with the Purchaser, it being understood that the Seller shall take into due consideration reasonable comments thereto from the Purchaser before submitting the final versions thereof to the appropriate Persons; ii. consult with the Purchaser and its advisors (taking into due consideration any reasonable comments of the Purchaser and its advisors) in advance prior to taking any material step concerning the implementation of the Carve-Out and the related transactions; iii. make sure that the Purchaser and its advisors be given the opportunity to verify that the process leading to each step of the Carve-Out is in full compliance with this Agreement and with applicable Laws. (d) Taxes on Carve-Out Notwithstanding any provision of this Agreement, any Taxes that may arise in connection with any of the actions under this Article 6.3 shall be treated as a Leakage for the purposes of this Agreement. (e) Wrong Pockets In the event that: i. the Purchaser or the Seller identify any asset, right, contract, liability, debt or legal relationship of any nature whatsoever pertaining to the GFI hydrogen business as conducted by the Company as of the Signing Date, which was not – for any reason whatsoever – transferred to Westport Fuel Systems Canada in the context of the Carve- Out as part of the Going Concern, but the Parties mutually agree it should have been included thereunder (a “Westport Wrong Pocket Asset”), the Purchaser or Seller (as the case may be) may give written notice of this to the other Party at any time following Completion Date. If such notice is given, (A) the Purchaser shall, as soon as practicable thereafter, at sole cost of the Seller or Westport Fuel Systems Canada, procure that the Company transfers such Wrong Pocket Asset to Westport Fuel Systems Canada and (B) the Seller shall (and shall cause Westport Fuel Systems Canada to) provide such assistance to the Purchaser as is reasonably requested for the purposes of this Article 6.3(e). Under no circumstances shall the transfer of any Westport Wrong Pocket Asset result in any increase in the Purchase Price, it being understood that in such event Article 4.2(c)(ii) shall apply. ii. the Purchaser or the Seller identify any asset, right, contract, liability, debt or legal relationship of any nature whatsoever not pertaining to the GFI hydrogen business as conducted by the Company as of the Signing Date, which was however transferred to Westport Fuel Systems Canada in the context of the Carve-Out as part of the Going Concern, but the Parties mutually agree it should have not been included thereunder (a “Purchaser Wrong Pocket Asset”), the provision under limb (i) above shall apply mutatis mutandis, it being understood that any costs relating to the transfer of any Purchaser Wrong Pocket Asset(s) to the Company shall be exclusively borne by the Seller or Westport Fuel Systems Canada; iii. the Company receives from any third party, by mistake or otherwise, the payment of amounts which, pursuant to the Carve-Out, belong to Westport Fuel Systems Canada, the Purchaser shall (A) give prompt written notice of such event to the Seller and (B) procure that the Company transfers back to Westport Fuel Systems Canada all amounts

35 so received within 20 (twenty) Business Days following the date on which the Company has become aware of the payment thereof; iv. Westport Fuel Systems Canada or the Seller receive from any third party, by mistake or otherwise, the payment of amounts which belong to the Company, the Seller (A) shall give prompt written notice of such event to the Purchaser and (B) shall transfer back and/or shall procure that Westport Fuel Systems Canada transfers back to the Company (or to the Purchaser, if so elected by Green Day Holding), all amounts so received within 20 (twenty) Business Days following the date on which Westport Fuel Systems Canada or the Seller (whoever had prior knowledge thereof) has become aware of the payment thereof. 6.4. Other Interim Actions (a) Transfer of the Ancillary Agreements i. Prior to or at the Completion Date the Seller shall cause Westport Fuel Systems Canada, to transfer and assign to the Company the Ancillary Agreements. ii. In connection with the foregoing, the Seller shall, and shall cause Westport Fuel Systems Canada to (i) use its best efforts to obtain – within the term under limb i. above – the irrevocable and unconditional consent in writing by Tata, Advantek Fuel Systems Pvt Ltd and Shigan Quantum Technologies Pvt Ltd to the transfer of the relevant Ancillary Agreements to WFS Italia, also pursuant to article 1406 of the Italian Civil Code – to the extent applicable – or to any equivalent provisions of Law applicable to the relevant Ancillary Agreements. For the purposes of this limb ii. of Article 6.4(a), the Seller shall cause Westport Fuel Systems Canada to perform, execute, deliver and/or accomplish, or cause to be performed, executed, delivered and/or accomplished, all such actions, documents, instruments and/or formalities as may be necessary to complete and effect the transfer of the Ancillary Agreements in accordance with any applicable Law. (b) Execution/Amendment/ Termination of Certain Agreements Prior to or at the Completion Date the Seller shall cause: i. the Company and Westport Fuel Systems Canada to enter into (i) the GFI H2 Manufacturing TSA, (ii) the A-Series TSA, (iii) the WFS IP Amendment License Agreement and (iv) the A-Series Licensing Agreement; and ii. the Company to negotiate with F.B. Immobiliare S.r.l and 32024 S.r.l to either (1) terminate (for mutual consent) the Brescia Lease Agreement and the Brescia Sublease Agreement and enter into a new lease agreement in relation to the same property subject matter of the Brescia Lease Agreement and enter into two new and separate leases or (2) negotiate an amendment to the Brescia Sublease Agreement and any necessary ancillary agreements, including without limitation, a cooperation agreement with respect to any required building renovations for the clan room, whichever option is determined, by the Company, acting reasonably, to be the best course of action for the Company. (c) Accelerated Transfer of the Cespira Employees The Parties acknowledge that Article 5 of the Cespira Transfer Agreement provides for a transfer of certain Employees of the Company to 32024 S.r.l., to be carried out in the following manner and timing: i. as of 1 June 2024, the employees listed in Schedule 6.4(c), Part 1;

36 ii. on the date in which 32024 S.r.l. has implemented a standalone and fully operational enterprise resource planning software system in the form agreed between Volvo Business Services International AB and WFS Canada, the employees listed in Schedule 6.4(c), Part 2; and iii. once 32024 S.r.l. [Redacted – Confidential Information] and has achieved “Standalone State” according to Volvo Business Services International AB and the Company, the employees listed in Schedule 6.4(c), Part 3 (the employees mentioned in limbs from i. to iii., collectively, the “Cespira Employees”). In relation to the foregoing, prior to or at the Completion Date the Seller shall, and shall cause the Company to (i) accelerate the transfer of the Cespira Employees referred to under limb iii. above and, for this purpose (ii) agree with 32024 S.r.l. an amendment of the Cespira Transfer Agreement or obtain 32024 S.r.l.’s consent in writing in relation to the accelerated transfer of such employees, also in derogation of the Cespira Transfer Agreement (providing in any case to the Purchaser evidence of such amendment or waiver in writing). (d) DOEM i. As soon as commercially reasonable, and in accordance with the requirements of the business, after the Signing Date, the Seller shall cause the Company to initiate (x) the preliminary activities aimed at facilitating, following the Completion, the Company in establishing the DOEM manufacturing line and re-allocating the Remaining Carved Out Employees to other activities within the Company, including to the DOEM manufacturing line and (y) ensure that sufficient Company’s managers are duly trained for the future operations of the DOEM manufacturing line. (e) Trademarks to be Transferred; Domain Names i. On the Completion Date, Westport Fuel Systems Canada shall enter into a license agreement in order to grant to the Company a royalty-free license to use the Trademarks to be Transferred for a period of one year from the Completion Date (the “License”). ii. The Parties agree that, at least ninety (90) days prior to the expiration the License, Westport Fuels Systems Canada shall provide written notice to the Company of its election to either: a. transfer, with no consideration full ownership of each Trademark to be Transferred to the Company and completing all necessary formalities under applicable Law; or b. retain the full ownership of the Trademarks to be Transferred; it being understood that, in such event, Westport Fuel Systems Canada shall extend the duration of the Licence for an additional period of ninety (90) days (or such other term as the Parties may agree in writing) and shall pay to the Company an amount equal to [Redacted – Commercially Sensitive Information]. iii. For the entire duration of the License, Westport Fuels Systems Canada, and its Affiliates, shall be entitled to continue to use their corporate name and any Trademarks to be Transferred associated therewith, if any. iv. The Parties expressly acknowledge and agree that the Purchase Price for this transaction has been comprehensively negotiated and determined taking into full account the alternatives under Article 6(4)(e)(ii). Accordingly, no separate or additional consideration shall be payable by the Purchaser in connection with the transfer of the Trademarks to be Transferred (if any), as their value has already been factored into the overall economic terms of this Agreement.

37 v. The Parties hereby agree that, upon Completion, the Company will be entitled to use the domain name wfsinc.com and Westport Fuel Systems Canada shall cease to use wfsinc.com and be entitled to use westport.com, with links provided in each other’s home page to the other organizations websites. (f) WFS Canada Meeting and Circular Subject to the terms of this Agreement the Seller shall cause WFS Canada to: i. duly call, give notice of, convene and conduct the WFS Canada Meeting, in accordance with applicable Laws; ii. use its commercially reasonable efforts to solicit proxies in favour of the approval of the WFS Canada Transaction Resolution; and iii. promptly advise Purchaser of any communication (written or oral) received from, or claims brought by (or, to the knowledge of WFS, threatened to be brought by), any Person in opposition to the Transaction (other than non-substantive communications), including any written notice of dissent in relation to the Transaction. (g) Third-Party Consents i. As soon as reasonably possible following Signing Date and, in any case, prior to the implementation of the Carve-Out, the Seller shall (and shall cause the Company to) send written notices to inform/request the consent/waiver to the implementation of the Carve-Out by the third-parties listed in Schedule 6.4(g) and the Seller shall procure that the Company shall use its best efforts so that such third-party consents/waivers are timely obtained. In the event that one or more of such consents/waivers are not obtained, the Parties shall cooperate in good faith with the view to agree and identify suitable measure to be adopted to mitigate and/or address any possible issue arising from the non-obtainment of one or more of such consents/waivers. (h) [Redacted – Commercially Sensitive Information] i. [Redacted – Commercially Sensitive Information]. (i) Common Provisions In relation to the actions and transactions contemplated in this Article 6.4, the Seller shall i. keep the Purchaser timely informed of any action taken or progress made in connection with any material action or transaction contemplated in this Article 6.4; ii. consult with the Purchaser and its advisors (taking into due consideration any reasonable comments of the Purchaser and its advisors) in advance prior to taking any material step concerning any action or transaction contemplated in this Article 6.4 and exchange drafts of any relevant documents or agreements required in connection thereto; and iii. provide the Purchaser with reasonable written evidence so as to allow it to ensure that (1) the execution of the GFI H2 Manufacturing TSA, of the A-Series TSA, of the WFS IP Amendment License Agreement, of the A-Series Licensing Agreement (2) the termination of the agreements under Article 6.4(b)ii(1) (3) the transfer of the Ancillary Agreements, (4) the amendment of the agreements under Article 6.4(b)ii(2), and (5) the accelerated transfer of the Cespira Employees, have been made in full compliance with the provisions of this Agreement.

38 7. COMPLETION 7.1. Actions at Completion (a) Subject to the prior fulfilment or waiver, as the case may be, of the Conditions Precedent, the Completion shall take place before the Notary, on the Completion Date, at such place and time as the Parties may agree in writing, but in any case not later than the Long Stop Date. (b) On the Completion Date, the Parties shall carry out the following activities substantially in a simultaneous manner (and not necessarily in the order set out here below) the Seller shall: i. execute and deliver to the Purchaser a duly executed version of the Escrow Agreement; ii. deliver to the Purchaser the Debt Assumption Agreement and the Credit Transfer Agreement duly executed by Westport Fuel Systems Canada and the Company; iii. deliver to the Purchaser a duly executed version of the WFS Canada Guarantee; iv. deliver to the Purchaser duly executed and effective instruments, deeds, or agreements, in accordance with applicable Laws, evidencing the valid transfer of ownership of the equity interests in the Out-of-Scope Subsidiaries to Westport Fuel Systems Canada; v. deliver to the Purchaser all the documentation needed and/or required under the GFI H2 Manufacturing TSA and the A-Series TSA, including documents / certificates required under Italian H&S Law, a comprehensive H&S plan (including actions) to manage the GFI H2 Manufacturing TSA, as well as an updated release of the Risk Assessment Document (DVR); vi. deliver to the Purchaser the documentation regarding the “extra transfer” of n. 6 employees of the Company, as identified in Schedule 6.4.(c) Part. 4 (the “Extra Transfer Employees”), containing the acceptance by the concerned employees of their transfer to 32024 S.r.l. along with their full waivers towards the Company including in connection with their transfer; vii. deliver or cause to be delivered to the Purchaser irrevocable letters of resignation, substantially in the form set out in Schedule 7.1(b)vii, of each member of the managing bodies of Group Companies (the “Resigning Directors”) with effect as of the Completion Date, whereby said Resigning Directors waive any and all rights or claims vis-à-vis the relevant Group Company in relation to their offices, except for any compensation that may have accrued as of the Completion Date; viii. use its best effort to deliver or cause to be delivered to the Purchaser irrevocable letters of resignation, substantially in the form set out in Schedule 7.1(b)vii, of the Company’s current effective (and alternate) statutory auditors (the “Resigning Auditors”) with effect as of the Completion Date, whereby said Resigning Auditors waive any and all rights or claims vis-à-vis the Company in relation to their offices, except for any compensation that may have accrued as of the Completion Date; ix. execute a notarial deed for the transfer of the Participation substantially in the form set out in Schedule 7.1(b)ix (the “Notarial Deed”), before the Notary, for the sole purpose of complying with the effectiveness and publicity requirements of article 2470 of the Italian Civil Code, it being understood that such notarial deed shall not have either the purpose nor the effect of amending, substituting or novating (novare) this Agreement, which shall therefore remain in full force and effect;

39 x. acknowledge in writing the occurred payment of the Completion Purchase Price in a form satisfactory for the Purchaser, unless the acknowledgement of receipt of such payment is provided in the Notarial Deed; xi. perform, execute, deliver and/or accomplish, or cause to be performed, executed, delivered and/or accomplished, all such other actions, documents, instruments and/or formalities as may be necessary to complete and effect the Transaction contemplated in this Agreement in accordance with any applicable Laws; the Purchaser shall: xii. execute and deliver to the Seller a duly executed version of the Escrow Agreement, countersigned by the Escrow Agent; xiii. deliver to the Seller the Debt Assumption Agreement and the Credit Transfer Agreement duly executed by the Purchaser; xiv. hold a shareholders’ meeting or meeting of the competent corporate bodies of each Group Company, as applicable, and procure that a representative of the Purchaser shall attend such meetings in order to resolve upon: (1) the acceptance of the resignations of the Resigning Directors and Resigning Auditors; (2) the release and discharge, to the fullest extent permitted by applicable Law, of the Resigning Directors and Resigning Auditors from and against any and all liabilities arising out of their office as directors or statutory auditors of the Group Companies until the Completion Date, substantially the form attached as Schedule 7.1(b)xiv(2); (3) the appointment of new director(s) and statutory auditors of the Group Companies identified by the Purchaser; xv. deliver to the Seller a waiver letter addressed to the Resigning Directors and Resigning Auditors of the Group Companies substantially in the form attached as Schedule 7.1(b)xiv(2); xvi. execute the Notarial Deed before the Notary, for the sole purpose of complying with the effectiveness and publicity requirements of article 2470 of the Italian Civil Code, it being understood that such notarial deed shall not have either the purpose nor the effect of amending, substituting or novating (novare) this Agreement, which shall therefore remain in full force and effect; xvii. pay to the Seller the Completion Purchase Price in accordance with Article 4.1; xviii. pay the Escrow Amount to the Escrow Agent; xix. perform, execute, deliver and/or accomplish, or cause to be performed, executed, delivered and/or accomplished, all such other actions, documents, instruments and/or formalities as may be necessary to complete and effect the Transaction contemplated in this Agreement in accordance with any applicable Laws. 7.2. One Transaction (a) All actions and transactions constituting the Completion shall be regarded as one and single transaction so that, at the option of the Party having an interest in the carrying out of a specific action or transaction, no action or transaction shall be deemed to have taken place if and unless

40 all other actions and transactions constituting the Completion shall have taken place. The Parties acknowledge the essential nature of this provision. (b) If either Party fails to comply with any of its obligations under Article 7.1 (the “Defaulting Party”), then the other Party (the “Non-defaulting Party”) is entitled, in lieu of any other rights and remedies available to it under applicable Laws, through a written notification to the Defaulting Party, to set a new date (the “Postponed Completion Date”) for finalising Completion by effecting the remaining obligations and actions as set out in this Article 7 on such date. In such event, the provisions of this Agreement will apply and be construed as if that Postponed Completion Date were the date originally set for Completion. (c) If either Party fails to comply with any of its obligations under Article 7.2(b) on the Postponed Completion Date, then the other Party may (in addition to and without prejudice to all other rights or remedies available to it, including the right to Claim damages) terminate this Agreement. (d) The execution of the Completion shall not affect and shall not have any novation effects (effetto novativo) on, the rights and obligations of the Parties provided for in this Agreement, which shall remain effective as stated herein and binding between the Parties after the Completion without any requirement for the Parties to reiterate or otherwise confirm their commitment with respect thereto. 8. POST-COMPLETION ACTIONS 8.1. Books and Records For a period of six (6) years from the Completion Date the Purchaser and the Company shall retain all original Books and Records relating to the Company and its business operations, but the Purchaser shall not be responsible or liable to the Seller for any accidental loss or destruction of or damage to any such Books and Records. So long as such Books and Records are retained by the Purchaser and the Company pursuant to this Agreement, the Seller shall have the reasonable right to inspect and make copies (at its own expense) of them upon reasonable request during normal business hours and upon reasonable notice for any proper purpose and without undue interference to the business operations of the Purchaser or the Company. The Purchaser shall have the right to have its representatives present during any such inspection. 8.2. Environmental Authorizations The Parties hereby agree that following the Completion Date the Seller shall provide all the reasonable cooperation to the Purchaser in connection with the transfer (volture) of the Environmental authorizations currently in the name of [Redacted – Confidential] and [Redacted – Confidential], to the Company, to the extent any transfer shall be required under the applicable Law. 8.3. Further agreements in relation to the Out-of Scope Subsidiaries (a) [Redacted – Commercially Sensitive Information] 9. SELLER’S REPRESENTATIONS AND WARRANTIES (a) Subject in any case to the limits provided for in this Agreement, the Seller gives to the Purchaser (i) the representations and warranties set out in Paragraph 1.1 of Schedule 9(a) (the “Fundamental Warranties”), and (b) the other representations and warranties set out in Paragraph 1.2 of Schedule 9(a) (the “Business Warranties” and, together with the Fundamental Warranties, the “Seller’s Warranties”), which the Seller warrants are true and correct as of the Signing Date and as of the Completion Date, except for those Seller’s Warranties which, either by their terms or their nature, refer to a particular date, which shall be true and correct as of such date only.

41 (b) The Seller’s Warranties are in lieu of any other representations and warranties however provided under applicable Law or otherwise and constitute all of the representations and warranties made by the Seller in relation to the Company, the Group and the Transaction, nor are subject to the provisions set forth in articles 1490, 1495 and 1497 of the Italian Civil Code. (c) The rights and remedies of the Purchaser hereunder shall be limited and shall be interpreted as not applicable in relation to acts, circumstances and matters disclosed in the Disclosure Schedule and this Agreement (it being agreed that any information disclosed in section of the Disclosure Schedule shall be deemed to be disclosed with respect to such other sections of the Disclosure Schedule to which such disclosure is readily apparent on its face in light of the form and substance of the disclosure made). (d) No representations are made nor warranties are granted by the Seller with respect to any business projections, business plans, future prospects and profitability and financial performance or similar information concerning the Group Companies and this notwithstanding the fact that any of such document may have been delivered to the Purchaser during the Due Diligence or in connection with the negotiation and execution of this Agreement. 10. PURCHASER’S WARRANTIES The Purchaser makes to the Seller the following representations and warranties (the “Purchaser’s Warranties”), which shall be true and correct as of the Signing Date and as at the Completion Date, except for those Purchaser’s Warranties which are made as of a particular date, which shall be true and correct as of such date: (a) Capacity, authorizations, consents, organization and standing of the Purchaser i. The Purchaser is a limited liability company (Besloten Vennootschap) duly organized, validly existing and in good standing under the laws of the Netherlands with full power and authority to enter into and perform its obligations under this Agreement. ii. The Purchaser has not entered into any winding-up or liquidation procedure and is not bankrupt or subject to any other insolvency proceeding or composition with creditors, whether voluntary or commenced by any third party or any Authority, nor has requested admission to any such proceeding. (b) Authorizations i. The Purchaser has taken all corporate resolutions and other corporate actions necessary to grant the signatories of this Agreement the appropriate powers to make the execution of this Agreement binding and enforceable on the Purchaser and to undertake and perform all the obligations of the Purchaser provided in this Agreement. ii. Except for those set forth in Article 5.1, no other authorization is required to complete the Transaction under this Agreement and applicable Law. iii. The Purchaser has obtained all corporate authorisations and (except to the extent relevant to the Conditions Precedent) all other governmental, statutory, regulatory or other consents, licences, authorisations, waivers or exemptions required to fully and validly empower it to enter into and perform its obligations under this Agreement and any other Transaction Document to which it is a party. iv. This Agreement and the Transaction Documents which are to be entered into by the Purchaser will, when executed, constitute valid and binding obligations of the Purchaser.

42 v. The execution of this Agreement and the consummation of the Completion does not violate any provisions of the by-laws of the Purchaser, nor any applicable Law by which the Purchaser is bound. (c) Funding i. The Purchaser will have at Completion sufficient funds available on an unconditional basis to consummate the Transaction contemplated under this Agreement and to perform all its obligation under this Agreement, including to (1) paying in full the Purchase Price, (2) paying all other fees and expenses required to be paid by the Purchaser, in each case when they become due and payable, in accordance with the provisions of this Agreement. ii. The origin of the funds used for the acquisition of the Company and the performance of the Completion of the Transaction is lawful and does not come from any activity contrary to the applicable Law and in particular to applicable Laws on anti-money laundering. (d) Absence of breaches of the Seller’s Warranties i. As at the Signing Date, the Purchaser has no knowledge of any fact or event which is inconsistent with any of the Seller’s Warranties and which would make them untrue, incorrect or inaccurate or provide it with any right of action against the Seller, except for those facts or events (i) disclosed in the Disclosure Schedule and in this Agreement or (iii) constituting a Special Indemnity. 11. INDEMNIFICATION BY THE SELLER 11.1. Seller’s Indemnification Obligations (a) From and after Completion Date and subject to the Completion having occurred, on the terms and subject to the exclusions, deductions and limitations under this Agreement (including this Article), the Seller shall indemnify the Purchaser (or, at the request of the Purchaser, the Group Companies) in respect of (i) any Loss suffered by the Purchaser as a consequence of the Seller’s Warranties being untrue or incorrect or (ii) the Special Indemnities (the “Seller’s Indemnification Obligations”). (b) Without prejudice to Article 11.2(e), any payment made in respect of the Seller’s Indemnification Obligations shall be treated for Tax purposes, to the maximum possible extent under applicable Laws, as an adjustment of the Purchase Price. (c) Except for cases of gross negligence (colpa grave) and wilful misconduct (dolo) of the Seller, to the maximum extent permitted by Law, the Seller’s Indemnification Obligations are the sole remedy available in relation to any breach of any of the Seller’s Warranties or any Loss incurred or suffered arising from the Special Indemnities; therefore, it shall be excluded any other right, action, remedy, defence, exception, claim or means of protection however available (also pursuant to any applicable Law) on any party in relation thereto, which other remedies are hereby expressly waived by the Purchaser. Without prejudice to the generality of foregoing, the Purchaser shall retain the right to exercise any and all remedy available at Law in the event of a material breach by the Seller of any other provisions, obligations or covenants under this Agreement. (d) Neither the Purchaser nor the Seller shall have the right to rescind or terminate this Agreement (including under articles 1448 and 1467 of the Italian Civil Code, which the Parties agree and acknowledge that shall not apply to this Agreement) or – following the fulfilment of the Conditions Precedent – refuse to effect the Completion, or perform its obligations set forth

43 under this Agreement, prior to, on or after the Completion Date, as a result of a breach of any of the Seller’s Warranties, to the maximum extent allowed under applicable Law. 11.2. Limitations, exclusions, deductions The Seller’s Indemnification Obligations shall be subject to the exclusions, deductions and limitations hereunder. (a) Exclusions The Seller shall not be liable: i. in connection with any acts, facts, circumstances and matters (i) which are disclosed in the disclosure schedule attached hereto under Schedule 11.2(a) (the “Disclosure Schedule”), (ii) which are expressly and specifically permitted and/or disclosed under this Agreement, or (iii) which are expressly and specifically agreed or consented to by the Purchaser under Article 6.2 of this Agreement; or ii. if and to the extent that the fact, matter, event or circumstance giving rise to the breach of Seller’s Warranties is capable of remedy (and is not a repeated breach of a Seller’s Warranties), for such breach if it is remedied to the reasonable satisfaction of the Purchasers within 15 (fifteen) days of the date of Notice of Claim referred to in Article 13.1; or iii. if and to the extent any Loss is excluded under article 1227 paragraph 2 of the Italian Civil Code. (b) Time Limitations The Seller shall not be liable under Article 11.1 in respect of any Claim brought by the Purchaser against the Seller unless the relevant Notice of Claim has been sent to the Seller, in accordance with Article 13.1(b), upon penalty of forfeiture (a pena di decadenza): i. within 30 (thirty) Business Days after the expiration of the statute of limitation applicable to the events, facts or circumstances constituting the subject matter of the Fundamental Warranties and the Seller’s Warranties set forth under Paragraph 1.2 Letter L (Business Warranties - Employment) of Schedule 9(a); ii. within 8 (eight) months after the expiration of the statute of limitation applicable to the events, facts or circumstances constituting the subject matter of the Seller’s Warranties set forth under Paragraph 1.2 letter M (Business Warranties - Taxes) of Schedule 9(a); iii. within the date falling on the 5th (fifth) anniversary of the Completion Date, with respect to any events, facts or circumstances constituting the subject matter the Seller’s Warranties set forth under Paragraph 1.2 Letter K (Business Warranties - Environmental and Health and Safety Matters); iv. within 24 (twentyfour) months following the Completion Date, with respect to any actual or alleged breach of any Seller’s Warranty different from the Seller’s Warranties mentioned under the preceding Paragraphs. (c) Monetary Limitations i. Anything in this Agreement or in any applicable Laws notwithstanding, the following provisions shall apply, within the limits specified below, in respect of the Seller’s Indemnification Obligations, which shall be subject to the following limitations:

44 (1) the Seller shall not be liable for any Losses under Article 11.1, unless the amount payable of any Losses resulting from the relevant claim, or aggregated claims arising out of the same fact or event or in relation to the same warranty (taking into account any and all applicable exclusions, deduction and limitations hereunder) is equal to or greater than [Redacted – Commercially Sensitive Information], in which case the Purchaser shall be entitled to claim the whole of such amount and not merely the excess (“De-Minimis”); (2) the Seller shall not be liable for any Losses under Article 11.1 unless and until the aggregate amount accrued for all the aggregate Losses indemnifiable by the Seller pursuant to this Agreement (taking into account any and all applicable exclusions, deduction and limitations hereunder and excluding any amounts payable in respect of individual Losses or series Losses below the De-Minimis thresholds) is greater than [Redacted – Commercially Sensitive Information] (the “Basket”), provided that once such Basket is exceeded, the Purchaser shall be entitled to claim the whole of such amount and not merely the excess; (3) in no event shall the cumulative amount payable by the Seller to the Purchaser as Seller’ Indemnification Obligation exceed [Redacted – Commercially Sensitive Information] (the "Cap"). ii. The Parties agree that (i) the monetary limitations set out under Article 11.2(c)i shall not apply to Fundamental Warranties and (ii) nothing in this Article 11 shall operate to limit or exclude any liability of the Seller for wilful misconduct (dolo) and/or gross negligence (colpa grave) on the part of the Seller, provided that, in such circumstances, the Seller’s maximum aggregate liability shall be limited to an amount equal to the Purchase Price. (d) Deductible Without prejudice to Article 11.2(a) and 11.2(e), the Seller’s Indemnification Obligations shall be limited (and correspondently reduced) by: i. any amount that any Group Companies and/or the Purchaser has actually and effectively received under a provision of applicable Law, insurance policy, contract, or otherwise with respect to the matter giving rise to the request for indemnification (net of the cost incurred by the Group Companies or the Purchaser to receive such amount), and/or the amount of any Loss which is the consequence of a change in Law or in the Accounting Principles applied by the Group Companies occurred following the Completion Date (other than a change which is reported by the auditors of the Group Companies to be necessary because the Accounting Principles applied before the Completion Date are not in accordance with the Accounting Principles then current and/or the Law); ii. the amount of any provision, fund or reserve in relation to the relevant Losses, or the relevant subject matter of the claim, taken into account in the Locked Box Accounts and the Group Companies’ Financial Statements for the fiscal year 2022, 2023; iii. to the extent that a Loss is caused by an act, decision or omission of the Purchaser and/or any Group Companies after Completion, which would have not arisen without such act, decision or omission, unless such act, decision or omission was carried out (x) at the written request of the Seller, or (y) in order to comply with applicable Law; iv. to the extent that such Loss would have been reduced had the Purchaser or the Group Companies used their commercially reasonable efforts to mitigate such Loss pursuant to article 1227 paragraph 1 of the Italian Civil Code. (e) Tax Benefit and Tax Gross-Up

45 i. The amount of any Losses shall always be net of an amount equivalent to any Tax benefit or deduction actually achieved by the Purchaser and/or any of the Group Companies, in connection with the Losses in the same financial year in which the Loss occurs. ii. Any payment made by any Party to the other pursuant to this Agreement shall be made without any withholding or deduction for or on account of Tax, unless such withholding or deduction is required to be made by applicable Law. In such a case, the amount due by the relevant Party shall be increased by an additional amount as shall be required to ensure that the amount received by the other Party to which are entitled (net of any withholding or deduction) will be equal to the full amount which would have been received by it had no withholding or deduction been required to be made. iii. Should any payment made by the Seller to the Purchaser (or to any Group Companies) pursuant to this Article 11 be subject to Tax in the hands of the Purchaser (or of any Group Companies), the amount actually paid by the Seller to the Purchaser (or to any Group Companies) shall be increased by any additional amount as shall be required to ensure that the after-Tax amount received by the Purchaser (or by any Group Companies) will be equal to the full amount which would have been received by it had no Tax been applied on such amount. (f) No Double Recovery i. Any indemnification paid hereunder by the Seller shall be so applied as to avoid any double counting and the Purchaser shall not be entitled to obtain indemnification more than once for the same Loss. 11.3. Seller’s Special Indemnities (a) The Seller shall indemnify and hold the Purchaser (or, at the request of the Purchaser, the Group Companies) harmless, on a Euro-per-Euro basis, from and against any and all Losses incurred or suffered by the Purchaser and/or any of the Group Companies arising from: i. any pending dispute and/or debt and/or liability and/or ongoing assessments mentioned in the Tax Certificate; ii. any Taxes due in connection with the Carve-Out; iii. the joint and several liability under Article 2112 or 1406 and/or 2560, second paragraph, of the Italian Civil Code in connection with the Carve-Out; iv. [Redacted – Commercially Sensitive Information]; v. any transfer pricing adjustments in relation to any transaction between the Group Companies and the Seller (and/or its Affiliates) resulting in a non-compliance with Tax Laws, including but not limited to non-compliance with (timely) maintaining, preparing or submitting any transfer pricing documentation; vi. [Redacted – Commercially Sensitive Information]; vii. [Redacted – Commercially Sensitive Information]; viii. [Redacted – Commercially Sensitive Information]; ix. [Redacted – Commercially Sensitive Information]; x. [Redacted – Commercially Sensitive Information];

46 xi. any claim, liability, action or demand brought by (i) the Remaining Carved Out Employees, provided, however, that any such claim, liability, action or demand is brought by such employees in connection with their re-allocation, or with the circumstance that such Remaining Carved Out Employees are not transferred together with the Going Concern; and (ii) those Transferred Carved-Out Employees not having entered into an Employees Settlement with the Company xii. any cost and liabilities, including sanctions and fines, arising from the violation of/non- compliance with, any mandatory hiring obligations (including pursuant to Italian Law 68/1999); xiii. any costs and liabilities arising from the violation by the Seller, and/or the delay in the implementation, of the obligations undertaken under Article 6.4(c). xiv. the tax credits for investments in new capital assets and the Research & Development tax credits claimed by the Company in fiscal years open to tax assessment; xv. the early termination of the JV Agreement, the Technology Assistance and Engineering Services Agreement or the JV Supply Agreement (in the event that such early termination is directly and exclusively the result of exercise by any relevant counterparty of a contractual termination right that is expressly triggered by the change of control of the Company as a consequence of the Transaction ) or the exercise [Redacted – Commercially Sensitive Information] of any right affecting the ownership of the Company’s equity interests in [Redacted – Commercially Sensitive Information]; xvi. [Redacted – Commercially Sensitive Information]; xvii. the following pending litigations (i) litigation between the Company and Multronic NV and (ii) litigation between the Company and Mr Hitendra Mishra; xviii. any residual costs and liabilities arising from the Existing TSA following the execution of the cooperation agreement in accordance with Article 6.4(b)(ii). (the “Special Indemnities”). (b) In respect of the Special Indemnities and the relevant Seller’s Indemnification Obligation it is understood that: i. the limitations or exclusions set out above under Articles 11.2(a), Article 11.2(b) and Article 11.2(c) shall not apply to any of the Special Indemnities; ii. the limitation under Article 11.2(c)(i)(3): 1. shall apply to the Special Indemnities under Articles 11.3(a)iv, 11.3(a)v, 11.3(a)vi, 11.3(a)viii, 11.3(a)ix, 11.3(a)x and 11.3(a)xiv; 2. shall not apply to the Special Indemnities under Articles 11.3(a)i, 11.3(a)ii, 11.3(a)iii, 11.3(a)vii, 11.3(a)xi, 11.3(a)xii, 11.3(a)xiii, 11.3(a)xv, 11.3(a)xvi, 11.3(a)xvii and 11.3(a)xviii; iii. the liability of the Seller in respect to all the Special Indemnities is subject to the provisions set forth in Articles 11.2(d), 11.2(e) and 11.2(f); iv. Article 13 shall apply, mutatis mutandis, to any claim under the Special Indemnities;

47 v. the obligations of the Seller under this Article 11.3 shall be valid, remain in full force and enforceable vis-à-vis the Seller irrespective of the fact that the underlying matters were disclosed in the VDR; and vi. the economic burden of any registration Tax due in relation to: (1) any (even provisionally enforceable) arbitral award or decision by a competent Court confirming the right of a Party to be indemnified under this Agreement, shall be borne by the losing Party under such award or decision; and (2) a “case of use” (caso d’uso), or a “voluntary registration” (registrazione volontaria) of this Agreement (or any part of it) shall be borne by the Party that with its behaviour causes such “case of use” or “voluntary registration”. 12. INDEMNIFICATION BY THE PURCHASER (a) From and after the Completion Date and subject to the Completion having occurred, the Purchaser shall indemnify the Seller in respect of any Losses incurred or suffered by the same as a consequence of any of the Purchaser’s Warranties being untrue or incorrect (the “Purchaser’s Indemnification Obligations”). Without prejudice to the generality of foregoing, the Seller shall retain the right to exercise any and all remedy available at Law in the event of a material breach by the Purchaser of any other provisions, obligations or covenants under this Agreement. (b) The Purchaser’s Indemnification Obligations shall be determined on a Euro per Euro basis and shall last until the expiration of the applicable statute of limitation. Any payment made in respect of the Purchaser’s Indemnification Obligations under this Article 12 shall be treated for Tax purposes, to the maximum possible extent under applicable Laws, as an adjustment of the Purchase Price. 13. INDEMNIFICATION PROCEDURE 13.1. General (a) Any request for indemnification pursuant to this Agreement (each a “Claim”) will be regulated by this Article 13. The Party seeking indemnification under, as the case may be, Article 11 or Article 12, shall be defined for the purposes of this Article 13 as the “Indemnified Party”, and the Party from whom indemnification is sought shall be known as the “Indemnifying Party”. (b) No later than 20 (twenty) Business Days after the Indemnified Party first becomes aware of any Claim in respect of which an Indemnifying Party may be liable under Article 11 or Article 12, the Indemnified Party shall give notice thereof (the “Notice of Claim”) to the Indemnifying Party. The Notice of Claim shall set forth in reasonable details the legal and factual basis of the Claim for such Loss and the amount that may be due under this Article 13 (if an estimate is available), and shall provide reasonable supporting documentation or other evidence regarding such Claim and the proposed indemnification amount. (c) In the event that a Rejection Notice (as defined below) has been sent by the Indemnifying Party pursuant to Article 13.1(d) below, the Parties shall attempt to mutually and amicably resolve the dispute within 30 (thirty) Business Days of receipt by the Indemnifying Party of a valid Notice of Claim. (d) Without prejudice to Article 13.1(c) above, each Indemnifying Party shall be entitled to formulate objections to the Notice of Claim by written notice within 60 (sixty) Business Days of receipt by such Indemnifying Party of a valid Notice of Claim (the “Rejection Notice”). (e) In the event that (i) no Rejection Notice is sent by the Indemnifying Party pursuant to Article 13.1(d), or (ii) following submission of a Rejection Notice, the Indemnifying Party agrees in writing upon the validity and amount of a Claim, such amount shall become payable and the

48 Indemnifying Party shall pay it to the Indemnified Party according to provisions of Article 13.3 below. (f) In the event, instead, that following submission of a Rejection Notice the Parties do not reach a mutual amicable solution during the 30 (thirty) Business Days period under Article 13.1(c), the Claim shall be deemed not accepted by the Indemnifying Party and the dispute shall be resolved by arbitration pursuant to Article 15.2 upon initiative of either Party. 13.2. Third Party Claim (a) With respect to any claim which arises as a result of a Claim by a third party (the “Third Party Claim”): i. the Purchaser shall lead and assume the defence of any such Third Party Claim and shall, at all times and to the maximum extent possible, keep the Seller reasonably informed of the status of such Third Party Claim and the proceedings related thereto; ii. the Seller shall give written notice to the Purchaser as to whether or not it wishes to join, (at its own costs), through its own counsels – in addition to the attorneys and consultants appointed by the Purchaser or the relevant Group Company –, the defence of the Third-Party Claim and shall also have the right, upon written notice to the Purchaser, to request to assume control of the defence (to the maximum extent permitted under applicable Law), provided that the Purchaser may approve or reject such requests (provided that such approval cannot be unreasonably withheld or denied); iii. in the event that the Seller elects to join the defence of the Third-Party Claim pursuant to the above provisions, the Purchaser shall, and shall cause the relevant Group Companies to, duly take into account any reasonable instructions of the Seller’s attorneys and consultants in managing any such Third-Party Claim, it being understood that the Purchaser, after consultation with the Seller, shall have the exclusive competence to take the final decision in the event of any conflict between the Seller (or its counsels) and the Purchaser (or its counsels) about the course of action to be taken with reference to the defence of the Third-Party Claim, provided, however, that, as an exception to the foregoing, with respect to any acknowledgment or settlement of a Third-Party Claim, the provisions of Article 13.2(b) concerning such acknowledgment and settlement shall apply; iv. should the Seller notify in writing to the Purchaser that it intends to assume control of the defence of the Third-Party Claim and the Purchaser agrees to grant the defence of the Third-Party Claim to the Seller, then the Seller shall have the exclusive competence to take the relevant final decision about the course of action to be taken with reference to the defence of the Third-Party Claim; v. should the Seller fail to give notice of its intention to join the defence of the Third-Party Claim, or to assume control of such defence, or inform the Purchaser that it does not wish to join or assume control of the defence, the Purchaser: (1) shall be free to proceed with the defence, provided that the Seller shall be granted with the possibility to provide reasonable comments on such defence and the Purchaser shall have the right to (1) take into consideration any Seller’s reasonable opinions in respect of the relevant remedies and actions and (2) take into account any reasonable request of the Seller in relation to the conduct of the legal proceedings and/or settlement negotiations and/or other initiatives in relation to such Third-Party Claim;

49 (2) shall, and shall cause the relevant Group Companies (where applicable), to diligently and promptly manage any such Third-Party Claim, taking without undue delay any reasonable actions, and preparing, also through its counsels, any relevant filings, judicial or administrative acts or other documents, with due care and taking into account the interest of the Group Companies; (3) shall regularly (at reasonable intervals) inform the Seller about the status of the matter and notify the Seller, without undue delay, of all material correspondence or other actions or developments in connection with the Third-Party Claim. (b) The Purchaser shall not acknowledge or settle (nor permit any Group Company to acknowledge or settle, also in the context of the so-called verifications with acceptance - “accertamenti con adesione” - relating to Tax disputes) a Third Party Claim, without the Seller’s prior written consent, it being understood that such consent shall not be unreasonably denied, withheld or delayed. If a firm offer is made to the Purchaser or any of the Group Companies to settle a Third Party Claim, which the Seller, but not the Purchaser or any of the Group Company, is willing to accept, the Purchaser and/or the relevant Group Company shall be free not to enter into such settlement and commence or continue the relevant proceeding. In such case, the Seller liability shall in any event be limited to the amount of the proposed settlement (that the Seller would have accepted but was) not accepted the Purchaser or by any of the Group Company, except to the extent such proposed settlement contained material non-monetary obligations which the Purchaser or the relevant Group Company reasonably objected (in which case such limitation of the Seller’s liability shall not apply). In the event that the Purchaser, but not the Seller, is willing to accept a settlement, the Parties shall promptly meet and consult with each other in good faith with a view to reaching agreement on the proposed settlement. The Seller may elect, at its own discretion, to not accept the proposed settlement, in which case the liability of the Seller shall be limited to the higher of: (i) the Loss calculated as if the Third Party Claim were settled in accordance with the proposed settlement; and (ii) the Loss actually suffered by the Purchaser (or, the Group Companies, as the case may be), taking into account the final determination of the Third Party Claim, in any case without prejudice to the Seller’s liability limitations in accordance with the applicable provisions of this Agreement. (c) In the event of any Third Party Claim, the Purchaser undertakes to give the Seller reasonable access to the Book and Records of the relevant Group Company in connection with the matters for which indemnification is sought to the extent the Seller reasonably deem necessary in connection with its rights and obligations under this Article 13.2. 13.3. Payments Without prejudice to Article 13.4, the aggregate amount of any Loss determined pursuant to this Article 13 shall be paid in cash by the Indemnifying Party to the Indemnified Party (or, in the event that the Indemnified Party is the Purchaser, at its request, the Group Companies), within 5 (five) Business Days from: (a) the date on which the term referred to in Article 13.1 above has expired without a Rejection Notice being sent by the Seller to the Purchaser; or (b) the date on which the Indemnifying Party agrees in writing upon the validity and amount of a Claim pursuant to Article 13.1(e) above; or (c) the date on which an even provisionally enforceable arbitral award or decision by the competent Court has been issued pursuant to Article 15.2 below, provided that where the Indemnifying Party has made a payment based upon such award or decision and thereafter a final (and not appealable) award or decision ascertains that no payment - or the payment of a lower amount - was due by the Indemnifying Party, the Indemnified Party shall pay to the other,

50 promptly after the date on which such final decision has been taken, an amount equal to the amount which, according to the final decision, was not due by the Indemnifying Party, in immediately available funds by wire transfer to the Purchaser’s Bank Account or Seller’s Bank Account, as the case may be. 13.4. Set-Off Notwithstanding anything to the contrary in this Agreement, either Party shall have the right to withhold and set-off (compensare), to the maximum permitted extent permitted under the Law, pursuant to Article 1243 and 1252 et seq. of the Italian Civil Code any amount to which such Party is entitled against any amount otherwise due to be paid to the other Party under this Agreement. 14. MISCELLANEA 14.1. Guarantee and Indemnity (a) In consideration of the Purchaser entering into this Agreement, the Guarantor irrevocably and unconditionally guarantees to the Purchaser the punctual payment of Seller’s obligations on the terms and subject to the conditions of this Agreement and agrees that it shall execute the WFS Canada Guarantee. Therefore, the Seller undertakes to the Purchaser that, in the event that the Seller fails to pay any amount when due under or in connection with this Agreement, the Guarantor shall, upon written demand from the Purchaser, promptly pay such amount as if it were the principal obligor; provided, however, that such guarantee may be invoked by the Purchaser only to the extent that the Seller's payment obligations exceed the Escrow Amount. The foregoing shall be without prejudice to the Guarantor's rights under Article 1945 of the Italian Civil Code. (b) This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by the Seller under this Agreement and the other Transaction Documents, regardless of any intermediate payment or discharge in whole or in part. (c) The obligations of the Guarantor will not be discharged or affected by: i. any waiver or consent granted to the Seller or any other person; ii. the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against the Seller under this Agreement or any other Transaction Document; iii. the insolvency (or similar proceedings) of the Seller, any incapacity or lack of power, authority or legal personality of the Seller or change in control, ownership or status of the Seller; or iv. any amendment to this Agreement or any other Transaction Document. (d) Without prejudice to Article 14.1(a), the Guarantor hereby waives any right which it may have to first require the Purchaser to proceed against the Seller before claiming from the Guarantor under this Article 14.1. 14.2. Survival Except as otherwise provided in this Agreement, all clauses of this Agreement providing for any obligation of the Parties to be performed after the Completion Date shall remain in full force and effect after Completion, without necessity for any of the Parties to reiterate or otherwise confirm their commitment.

51 14.3. Entire Agreement and Modifications (a) This Agreement constitutes the entire agreement of the Parties in respects of the subject matters hereof and supersedes and replaces any and all other agreements, covenants, contracts and understandings, whether in writing or otherwise, executed, reached or entered into by and among the same parties as to the same matters. (b) Any modification of this Agreement or additional obligations assumed by either Party in connection with the subject matter hereof shall be binding only if evidenced in writing and signed by the duly authorized representatives of the Parties. 14.4. Waiver (a) The tolerance by each Party of a behaviour of another Party that is in violation of any provision of this Agreement shall not constitute any waiver either of the rights arising from the breached provisions or of any rights to require the exact performance of the terms and conditions of this Agreement. (b) No waiver of any right, breach or default hereunder shall be considered valid unless expressly in writing and executed by the Party giving such waiver, and no waiver shall be deemed a waiver of a subsequent breach or default, whether or not of the same or similar nature. 14.5. Severability Each of the provisions of this Agreement is severable. If any provision is held to be invalid or unenforceable under the applicable Law, such provision shall to that extent be deemed not to form part of this Agreement, but the validity and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired as long as the fundamental relations among the Parties are not materially altered. The Parties hereby undertake to use their best efforts to agree on substitute provisions that, while valid, will achieve as closely as possible the same economic effects and purposes as the invalid provisions. 14.6. Assignment Without prejudice to Article 2, neither Party may assign this Agreement, in whole or in part, nor may assign any of its rights, interests or obligations under this Agreement without the other Party’s prior written consent. 14.7. Public Announcements No public announcement shall be made or issued by or on behalf of either Party at any time before or after Completion relating to this Agreement or the transactions contemplated by this Agreement or the other Party without the written consent of the other Parties, except for any public announcement which is: (i) in a form agreed between the Parties (the relevant consent not to be unreasonably withheld); or (ii) required to be made under any applicable Law, or by any applicable stock exchange Authority, provided that such announcement is only made by the Party concerned to the extent required by any applicable Law or stock exchange rule and after consultation with the other Parties to the extent reasonably practicable. 14.8. Confidentiality (a) Each Party shall treat as confidential all information obtained as a result of negotiating, entering into or performing this Agreement which relates to (i) the provisions of this Agreement and any document or information referred to herein, (ii) the negotiations relating to this Agreement or (iii) the other Parties and their Affiliates and Representatives. (b) This Article 14.8(a) shall not apply to any disclosure of confidential information by any Party:

52 i. to any of its Affiliates and any of its or their directors, officers, advisers or auditors who have a need to know in respect of such information, provided that the disclosing Party shall ensure that the confidentiality of such information is maintained by them; ii. that is required to be made under any applicable Law or by any applicable stock exchange or Authority, provided that such disclosure is only made by the Party concerned to the extent required by such applicable Law or stock exchange rule and after consultation with the other Parties to the extent reasonably possible; iii. that is required for the filing of any Tax returns, statements or other similar documents by a Party or its Affiliates with any competent Authority, or that is required for the purpose of any proceedings arising from or in connection with this Agreement; iv. if and to the extent the information has come into the public domain through no fault of the disclosing Party; or v. that has been approved in writing by the other Parties. 14.9. Costs and Expenses (a) Except as otherwise expressly provided in this Agreement, each Party shall bear all costs and expenses respectively incurred in connection with the negotiation, preparation, execution and implementation of this Agreement and the transfer of the Participation, including the fees and disbursement of their legal, accountancy, financial and other advisors. (b) For the avoidance of doubt and without prejudice to letter (a) above, the Seller shall pay its own costs and expenses in relation to the preparation and implementation of the Carve-Out (and the documents referred to therein), including the fees and disbursements of its legal, accountancy, financial and other advisors. 1.2. Taxes (a) The Purchaser shall be responsible for the payment of the amount of (i) any stamp duty (imposta di bollo) and/or registration Tax, transfer Tax or similar indirect Taxes due upon execution of the transfer of the Participation and (ii) any notarial costs and fees due to the Notary in respect of the transfer of the Participation. Any income and capital gain Taxes due as a consequence of the sale and purchase of the Participation shall be borne and paid by the Seller. (b) The Seller shall be responsible for the payment of any amount of (i) any stamp duty (imposta di bollo) and/or registration Tax, transfer Tax or similar indirect Taxes due in connection with the Carve-Out and (ii) any notarial costs and fees due to the notary public in respect of the Carve-Out. 14.10. Notices All notices, requests, demands and other communications required or permitted hereunder shall be in writing, in English and shall be deemed to have been duly given if delivered by hand, or by e-mail or registered mail/courier, in each case anticipated by e-mail, as follows: (a) if to the Seller: Westport Fuel Systems Italy S.r.l. Address: Via La Morra no. 1, 12062, Chernasco (CN), Italy and: Westport Fuel Systems Inc.,

53 Address: 1691 West 75th Ave, Vancouver, British Columbia, Canada V6P 6P2 Email: [Redacted – Personal Information] Attention: [Redacted – Personal Information] (b) if to the Purchaser: Green Day Holding B.V. Address: Concertgebouwplein 5, 1071 LL, Amsterdam, The Netherlands Email: [Redacted – Personal Information] Attention: [Redacted – Personal Information] or to such other Person or address as each of the Parties shall designate by notice in the manner provided for in this Article. 14.11. Schedules The following Schedules are an integral and essential part of this Agreement: Schedule (C) (Group Companies) Schedule iii, Part 1 (A-Series TSA) Schedule iii, Part 2 (GFI H2 Manufacturing TSA) Schedule xxvii (Business Plan) Schedule xxxv (Carve-Out Plan) Schedule li (Debt) Schedule lxxi (Escrow Agreement Main Terms and Conditions) Schedule cix (Locked Box Accounts) Schedule cxvi (Net Cash Flow Adjustment calculation) Schedule cxxviii (Owned IP) Schedule cxlvii (Remaining Carved Out Employees) Schedule clxxvi (Trademarks to be Transferred) Schedule clxxix (Transferred Carved Out Employees) Schedule 4.3 (Post-Completion Statement Principles) Schedule 4.3(C)(5) (Examples of calculation of post-Completion Adjustment) Schedule 5.1(e) (Agreements containing change of control clauses) Schedule 6.4(c) (Cespira Employees and Extra Transfer Employees) Schedule 6.4(g) (Third-Party Consents to Carve-Out) Schedule 7.1(b)vii (Resigning Directors/Auditors’ form of resignation letter)

54 Schedule 7.1(b)ix (Notarial Deed) Schedule 7.1(b)xiv(2) (Release and Discharge Form) Schedule 9(a) (Seller’s Warranties) Annex C, Part 1 (Financial Agreements) Annex C, Part 2 (Guarantees) Annex J (Real Estate Assets) Annex L, Part 1 (Employees) Annex L, Part 2 (Trainees) Annex L, Part 3 (Collective Bargaining Agreements) Schedule 11.2(a) (Disclosure Schedule) 15. APPLICABLE LAW AND ARBITRATION 15.1. Applicable Law This Agreement and all transactions, rights and obligations thereunder shall be governed by, and construed and interpreted in accordance with, the laws of Italy. 15.2. Arbitration (a) With reference to any dispute arising out in connection to this Agreement, the following shall apply: i. the Parties will make reasonable efforts, for at least 30 (thirty) days, to settle in an amicable way any dispute that might arise between them in connection with this Agreement, including any dispute concerning its interpretation, validity, effectiveness, enforceability, performance, termination or rescission; ii. should the Parties fail to reach an amicable settlement after expiration of the above 30 (thirty) days period, then the dispute will be settled by arbitration, under the Rules of the Chamber of Arbitration of Milan (Camera Arbitrale Nazionale e Internazionale di Milano) (the “Rules”) then in force; iii. the panel of arbitrators will be composed of 3 (three) members who will be appointed as follows: each Party will appoint one arbitrator; the two arbitrators so appointed by the Parties will then appoint a third arbitrator who shall chair the panel, provided however that, should such two arbitrators fail to agree on the designation of the third arbitrator within 10 (ten) Business Days of the acceptance of the appointment by the later of such two arbitrators, or should a Party fail to appoint its own arbitrator within 10 (ten) Business Days of the notice commencing the arbitration proceedings, then such appointments will be made pursuant to the Rules. Any arbitrator appointed by the Parties, by the other two arbitrators or by the Arbitral Council of the Chamber of Arbitration of Milan (Camera Arbitrale Nazionale e Internazionale di Milano) shall be (a) an Italian qualified lawyer or law professor who is fluent in English; and (b) unaffiliated, and without prior or current financial alliances or affiliations, with any of the Parties; and iv. the arbitrators shall resolve the dispute “in via rituale secondo diritto”, pursuant to the substantive Laws of the Republic of Italy, without regard to their conflict of Law rules. The

55 venue of the arbitration shall be Milan, Italy, and the arbitration proceedings shall be conducted in English; v. each Party shall bear its own costs and expenses incurred in connection with the arbitration proceedings. In the award, the arbitrators shall finally allocate the arbitration fees, costs and expenses among the Parties and, where necessary, shall order any of the Parties to promptly reimburse the other Party for those advances paid by the latter (if any) which are in excess of such Party’s share of such fees, costs and expenses as finally allocated in the award; vi. the award issued by the arbitrators will be final and binding to the Parties and not subject to appeal or judicial review. The Parties reserve the right to seek provisional or conservatory measures and injunctive relief from courts of competent jurisdiction in connection with matters submitted to arbitration pursuant hereto. (b) Each of the Parties submits to the exclusive jurisdiction of the courts of Milan (Italy) any dispute arising out of or in connection with this Agreement which, due to its particular nature, cannot be the subject of arbitration under Italian Law.

56 Schedule (C) Section I – Out-of- Scope Subsidiaries ▪ OMVL Argentina S.r.l. (without prejudice to Article 8.3) ▪ Emer Latinoamericana S.A. (without prejudice to Article 8.3) ▪ WMTM Equipamentos de Gases Lida Brazil FC-BRL (Real) Section II – In Scope Subsidiaries PART A – companies whose equity interest is 100% owned by the Company: ▪ Westport Fuel Systems Netherlands Holding B.V. ▪ Indopar B.V. ▪ Westport Fuel Systems Netherlands B.V. ▪ Prins Autogassystemen B.V. ▪ Stako Sp. Z. o. o ▪ TA GAS Technology S.A. ▪ Rohan BRC Gas Equipment Private Limited PART B - companies whose equity interest is owned by the Company in the following percentages: ▪ Minda Westport Technologies Limited (24% of the equity interest owned by the Company) ▪ Ideas & Motion S.r.l. (14.29% of the equity interest owned by the Company)

57 Schedule iii, [Redacted – Commercially Sensitive Information]

58 Schedule li Debt [Redacted – Commercially Sensitive Information]

59 Schedule lxxi Escrow Agreement Main Terms and Conditions [Redacted – Commercially Sensitive Information]

60 Schedule 4.3 Rules & Policies for the Preparation of the Post-Completion Statement [Redacted – Commercially Sensitive Information]

61 Schedule 5.1(e) Agreements containing change of control clauses [Redacted – Commercially Sensitive Information]

62 Schedule 6.4(g) Third Party Consents [Redacted – Commercially Sensitive Information]

63 Schedule 7.1(b)vii Resigning Directors form of resignation To [relevant Group Company] [●] [●] [●] – [●] ([●]) To the kind attention of the Board of Directors and of the Chairman of Board of Statutory Auditors [by hand/ by email] [●] ([●]), [●] 2025 RE: Resignation from the office as member of the Board of Directors of [relevant Group Company] Dear Sirs, the undersigned [●], Italian fiscal code [●], hereby resigns from his office as member of the Board of Directors of [relevant Group Company], with registered office in [●] ([●]), [●], Italian fiscal code, VAT number and registration number with the [●] Companies’ Register [●] (the “Company”) effective as of [●]. The undersigned hereby confirms that he has no claims against the Company (including for compensation, termination, loss of office or unpaid remunerations, other than the remuneration for his office accrued and not yet paid as of [●]). Kind regards, _____________________ [●]

64 Schedule 7.1(b)viii Resigning Auditors’ form of resignation letter To [relevant Group Company] [●] [●] [●] – [●] ([●]) To the kind attention of the Board of Directors and of the Board of Statutory Auditors [by hand/ by email] [●] ([●]), [●] 2025 RE: Resignation from the office as member of the Board of Statutory Auditors of [relevant Group Company] Dear Sirs, the undersigned [●],fiscal code [●], hereby resigns from his office as member of the Board of Statutory Auditors of [relevant Group Company], with registered office in [●] ([●]), [●],fiscal code, VAT number and registration number with the [●] Companies’ Register [●] (the “Company”) effective as of [●]. The undersigned hereby confirms that he has no claims against the Company (including for compensation, termination, loss of office or unpaid remunerations, other than the remuneration for his office accrued and not yet paid as of [●]). Kind regards, _____________________ [●]

65 Schedule 7.1(b)xiv(2) Release and discharge Letter [Redacted – Commercially Sensitive Information]

Schedule 9(a) Seller’s Warranties 1.1. Upon the terms set forth above, the Seller makes to the Purchaser the following Fundamental Warranties: A. Capacity, authorizations and consents (a) The Seller, the Guarantor and each Group Company has obtained all corporate authorisations and all other governmental, statutory, regulatory or other consents, licences, authorisations, waivers or exemptions (including any authorisation and consent required by the applicable Canadian Laws, in light of the nature of WFS Canada as listed company) required to fully and validly empower it to enter into and perform its obligations under this Agreement and any other Transaction Document to which it is a party. (b) This Agreement and the Transaction Documents which are to be entered into by the Seller, the Guarantor or a Group Company will, when executed, constitute valid and binding obligations of the Seller and the relevant Group Company. (c) The entry into and performance by the Seller, the Guarantor, Westport Fuel Systems Canada and each Group Companies of this Agreement and/or any Transaction Document to which they are party will not breach any provision of the relevant memorandum and articles of association, by-laws, or equivalent constitutional documents according to the applicable Laws of incorporation. (d) Subject to fulfilment of the Conditions Precedent, neither entry into this Agreement nor implementation of the Completion or other performance of the terms of this Agreement by the Seller, the Guarantor or a Group Company will (i) result in violation or breach of any Law in any relevant jurisdiction or (ii) amount to a violation or default with respect to any statute, regulation, order, decree or judgment of any court or any governmental or regulatory authority in any jurisdiction, by the Seller, its Affiliates (including the Guarantor and Westport Fuel Systems Canada) or any Group Companies, where, in each case, the breach, conflict or violation would adversely affect to a material extent its ability to enter into or perform its obligations under this Agreement and/or any Transaction Document to which it is a party. (a) There is no action, suit or proceeding, at Law or in equity by any Person or any arbitration or any administrative or other proceeding before any Authority, pending or threatened in writing against the Seller, the Guarantor or a Group Company, which could objectively have a material adverse effect on the ability of any Party to consummate the Transaction. B. Organization and Standing of the Seller (a) The Seller is a limited liability company (Società a responsabilità limitata) duly organized, validly existing and in good standing under the laws of Italy with full power and authority to enter into and perform its obligations under this Agreement. (b) Neither the Seller nor its Affiliates (including WFS Canada and Westport Fuel Systems Canada) has entered into any winding-up or liquidation procedure and is not bankrupt or subject to any other insolvency proceeding or composition with creditors, whether voluntary or commenced by any third party or any Authority, nor has requested admission to any such proceeding, except as indicated under letter C(d) of these Fundamental Warranties.

67 C. Incorporation and standing of the Group Companies (a) WFS Italia is a limited liability company (società a responsabilità limitata), duly incorporated, validly existing and in good standing under the Laws of Italy. (b) Each of the Group Companies is a company duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, as set forth under section II of the Schedule (C). (c) Each of the Group Companies is fully entitled to exercise its rights and with all the necessary powers and authority for carrying out its corporate and business activities and to own its assets and properties as presently owned; it is fully entitled to perform the activities that constitute its corporate object and, in any case, all those activities that it actually carries out as presently carried out. (d) Except as disclosed in the Disclosure Schedule, each In-Scope Subsidiaries is not subject to bankruptcy or insolvency proceedings of any kind or, in any case, is not, in a state of crisis, inability to pay its debts as they fall due, insolvency or liquidation, nor is in the legal or factual condition to be so, and is not party to agreements involving the transfer of all or part of its assets to creditors, agreements for the restructuring of its indebtedness, composition with creditors or similar pre-bankruptcy or bankruptcy- like proceedings, and there are no formal claims filed for the initiation of such proceedings. D. Corporate capital, ownership and free title to the Participation (a) The corporate capital of the Company is equal to Euro 2,400,000.00, fully subscribed and paid-in and validly issued, which is free from Encumbrances and is entirely owned by the Seller. (b) The Participation represents 100% (one hundred per cent) of the corporate capital of the Company, it is fully subscribed and paid-in, validly allotted and there is no liability to pay any additional contributions and/or similar obligations in relation to the same. (c) The Seller has full and exclusive ownership of the Participation free from Encumbrances, which will on the Completion Date be free from Encumbrances and freely transferable to the Purchaser in accordance with this Agreement. (d) There are no options, warrants, securities, or financial instruments or other rights or Encumbrances anyhow relating to the corporate capital of, or other equity interest in, the Company and/or otherwise relating to the Participation. E. In-Scope Subsidiaries (a) The Company has full and exclusive ownership of the shareholdings in each of the In- Scope Subsidiaries listed under Schedule (C), Section II (PART A), free and clear from any Encumbrances, fully subscribed and paid, validly allotted and there is no liability to pay any additional contributions and/or similar obligations in relation to the same. The Company has full and exclusive ownership of (i) 24% of the shareholdings in Minda Westport Technologies Limited and (ii) 14.29% of the shareholdings in Ideas & Motion S.r.l., in each case fully subscribed and paid, validly allotted and there is no liability to pay any additional contributions and/or similar obligations in relation to the same. (b) Except as disclosed in the Disclosure Schedule, (i) there are no options, warrants, securities, or financial instruments or other rights or Encumbrances anyhow relating to the corporate capital of, or other interest in, the Group Companies and/or otherwise relating to, or affecting, the shareholding of the Company in the Group

68 Companies, and (ii) no shareholders’, joint ventures, participation agreement (or similar agreements) are in place in relation to the Group Companies. (c) Except for the interests in the In-Scope Subsidiaries held by the Company (directly or indirectly), as set forth under section II of the Schedule (C), the Group Companies are neither directly nor indirectly the owners of any interest whatsoever of any nature in any shares, debentures or other securities or rights of any person of any kind, nor are they part of any temporary association of undertakings, association in participation or joint venture of any nature (and the Group Companies are not, party to any agreements in relation thereto), except as disclosed in the Disclosure Schedule. 1.2. In addition to the Fundamental Warranties upon the terms and conditions of this Agreement, the Seller also give the following Business Warranties: A. Financial Matters – Books and records (a) Financials Statements. The Financial Statements for the fiscal years ended on 31 December 2022 and 2023 were (and, at or after the Completion Date, the Financial Statements for the fiscal year ended on 31 December 2024 will have been) duly approved by the competent corporate bodies of the Group Companies, have been prepared (and, at or after the Completion Date, the Financial Statements for the fiscal year ended on 31 December 2024 will have been prepared) in accordance with applicable Laws and Accounting Principles, and give (and, at or after the Completion Date, the Financial Statements for the fiscal year ended on 31 December 2024 will have given) a true and fair view of the state of affairs and operations of the Group Companies to which they relate, and their assets and liabilities as at December 31 and of the profits and losses and cash flows of the Group Companies in respect of the relevant financial year (or any other reference date of the approved financial statements of the In-Scope Subsidiaries) and for the period referred to therein. (b) Locked Box Accounts. The Locked Box Accounts give a true and fair view of the financial condition, assets, liabilities and the result of operations of the Group Companies to which they relate, and their assets and liabilities as at the Locked Box Date and of the revenues and expenses, the result of its operations and cash flows for the financial period ended on September 30, 2024 and: (i) the Locked Box Accounts were prepared in accordance with WFS Inc. Group reporting principles (US GAAP);, whereas the FY 2022, 2023 and FY 2024 statutory for each of the Group Companies are prepared according to Local GAAP.; (ii) no changes in the accounting policies were made by any Group Company in any of the last 3 (three) financial years ended prior to the Locked Box Date; (iii) on the basis of the accounting bases, practices and policies used in their preparation and having regard to the purpose for which they were prepared, the Locked Box Accounts: i. are not misleading in any material respect; ii. do not materially overstate the value of the assets nor materially under state the liabilities of the Group Companies as at the dates to which they were drawn up; and iii. do not materially overstate the profits or materially under-state the losses of the Group Companies in respect of the periods to which they relate.

69 (c) No undisclosed liabilities. There are no actual or contingent liabilities of any of the Group Companies except for (i) liabilities disclosed or provided for in the Locked Box Accounts (ii) liabilities incurred in the Ordinary Course of Business since the Locked Box Date, none of which results in a Material Adverse Change or (iii) liabilities disclosed elsewhere in the Agreement, iv) liabilities provided in the Business Plan. (d) Position since Locked Box Date. Except as disclosed in the Disclosure Schedule, since the Locked Box Date as of the Signing Date, except for the Carve-Out and for the transactions contemplated in Article 6.4 (where applicable): (i) each of the Group Companies has carried out its activities in the Ordinary Course of Business, and none of the Group Companies has made or agreed to make any payment in excess of [Redacted – Commercially Sensitive Information] other than routine payments or has incurred or agreed to incur Debts in addition to that resulting as of the Locked Box Date; (ii) none of the Group Companies has repaid any borrowing or Debt in advance of its stated maturity,; (iii) none of the Group Companies has declared, authorised, paid or made, any dividend (except for any dividends provided for in the Locked Box Accounts) nor has it reduced share capital; (iv) none of the Group Companies has issued or agreed to issue any share or debt instrument or other similar interest; (v) none of the Group Companies has acquired any real property or made any single capital expenditure (tangible or intangible) exceeding Euro 100,000 (one hundred thousand/00); (vi) none of the Group Companies has made any changes in terms of employment, including pension fund commitments, which taken together could increase the total staff costs of the Company or of the Group Companies by more than [Redacted – Commercially Sensitive Information]per annum or the remuneration of any one director by more than [Redacted – Commercially Sensitive Information]per annum or employee by more than [Redacted – Commercially Sensitive Information]; (vii) there has been no material increase or decrease in the levels of debtors or creditors or in the average collection or payment periods for the debtors and creditors respectively of the Company and the other Group Companies; (viii) none of the Group Companies has incurred any extraordinary losses, or disposed of or permitted to lapse any right having a value in excess of [Redacted – Commercially Sensitive Information]or in aggregate rights having a total value in excess of [Redacted – Commercially Sensitive Information]; (ix) no debtor of the Group Companies has been released on terms that it pays less than the book value of its debt and no debt owing to such companies has been written off or has proved to any extent irrecoverable unless in the Ordinary Course of Business; (x) none of the Group Companies has changed their accounting methods, principles or practices (including, without limitation, any changes in depreciation or amortisation policies or rates or any changes in any assumptions underlying any method of calculating reserves);

70 (xi) none of the Group Companies has agreed in writing to do any of the matters under items (i) through (x) (included) above. (e) Past transactions in accordance with applicable laws. Whilst it has been a subsidiary of the Seller, each of the Group Company has carried out all transactions in accordance with all applicable Laws in all material respect. No such transaction constituted a transfer at an undervalue or an unlawful distribution or unlawful financial assistance by or to any of such companies. (f) Accounting and other records. The statutory books, books of account and other records of each of the Group Companies required to be kept by applicable Laws are up to date and have been maintained in accordance with those Laws and relevant generally accepted accounting practices on a proper and consistent basis and comprise in all material respects complete and accurate records of all information required to be recorded. All such statutory books, books of account and other records are in the possession or under the control of each of the Group Companies, as the case may be. To Seller’s Knowledge none of the Group Companies is currently in default in the filing of any accounts, documents or returns required by Law to be delivered or made by the relevant Group Company to any competent authority. Each of the Group Companies has at all times kept and updated their corporate books in compliance with the applicable Laws in all material respect. All acts and transactions carried out by any corporate bodies of each of the Group Companies have been duly resolved upon and recorded in all material respect in the relevant corporate books in accordance with the applicable Laws. B. Corporate Actions Each of the Group Companies has conducted corporate actions in compliance, in all material respects, with applicable Laws and its constitutional documents. No shareholders’ resolutions and management resolution approved by the Group Companies have been challenged, set aside, or declared null and void, nor has any competent authority or third party threatened or initiated any proceedings to that effect to the Seller’s Knowledge. C. Credit and Debt Position (a) Annex C, Part 1 contains a list of: (i) all loans, credit lines, overdraft, discounted notes and similar credit facilities, granted by banking institutions to the Group Companies; (ii) leasing or factoring relationships; and (iii) all contracts covering the risks on foreign exchange and interest rates or derivative contracts to which the Group Companies are a party (the “Financial Agreements”). (b) Annex C, Part 2 contains a list of all the Encumbrances of any type granted by, or in the interest of, the Group Companies (the “Guarantees”). Save for the Guarantees set forth in Annex C, Part 2, the Group Companies (i) have not granted any additional Guarantees in favour of third parties, and (ii) have not received from third parties any other Guarantees. (c) The Financial Agreements (i) are valid, enforceable and in force and (ii) have always been fulfilled in all material respect by the parties thereto. As of the Signing Date, the are no agreements in place with any bank or financial institution other than the Financial Agreements set forth in Annex C, Part 1. (d) None of the Group Companies has received any notice to repay under any Financial Agreements, which is repayable on demand. (e) None of the Group Companies is in default under any Financial Agreements.

71 (f) Each of the Group Companies was, at the time of the signing of the Financial Agreements and/or at the time of the granting of any subsidized grant relating to the Financial Agreements and is in possession of all the requirements required by the Law or, in any event, provided for and imposed by the financing parties and/or the granting bodies of any subsidized grant in order to obtain the grants relating to the Financial Agreements. (g) There are no pending requests made by any Group Company for any guarantee, grant, subsidy or allowance from any State, governmental or other body, other than those described under Annex C, Part 1 and, to the Sellers’ Knowledge, there is no event which may cause the revocation of any subsidy and/or guarantee provided by any State, governmental or other body. (h) No event which may cause the enforcement of any Guarantee set forth in Annex C, Part 2 has occurred, and the execution and delivery of this Agreement as well as the consummation of the Transactions contemplated hereunder will not cause directly the enforcement of any Guarantee, except for the financial agreements listed in Schedule 5.1(e). (i) The amount borrowed by each of the Group Companies under any Financial Agreements does not exceed the amount stated in the relevant financial facility and the total amount of the borrowings of each of such companies does not exceed any limitations on the borrowing powers set out in its articles of association, by-laws or equivalent constitutional documents. (j) As of the Signing Date, except for the Financial Agreements, there are no financial debts (including borrowings and other indebtedness by way of overdraft, acceptance credit or similar facilities, loan stocks, bonds, debentures, notes, debt or inventory financing, finance leases or sale and lease back arrangements or any other arrangements the purpose of which is to borrow money, together with forex, interest rate or other swaps (except for those related to the Financial Agreements) hedging obligations, bills of exchange, recourse obligations on factored debts and obligations under other derivative instruments) owing by the Company and the Group Companies which are outstanding and due and remain unpaid. (k) Neither the execution of this Agreement nor the consummation of the Transaction contemplated hereunder will result in a violation or breach of any provision, undertaking or covenant of or give any Person or any third party the right to terminate, withdraw from, or accelerate any Financial Agreement or to claim for a payment in advance of the amount due to them (including any mandatory prepayment or acceleration (decadenza dal beneficio del termine)), or constitute a default under any Financial Agreement, or the right to enforce any Guarantee, except for the financial agreements listed in Schedule 5.1(e). D. Regulatory Matters (a) Licences (i) Each of the Group Companies has obtained all material licences, permissions, permits, authorisations and consents (together, “Permits”) required under applicable Laws for carrying on their business in the manner in which it is carried on at the Signing Date and on the Completion Date and in accordance with applicable Laws in each case in all material respects. (ii) The Permits are in full force and effect, have been complied with in all material respects.

72 (iii) There are no circumstances which indicate that any Permit will or is likely to be revoked or not renewed, in whole or in part, in the ordinary course of events (whether as a result of the Completion or any of the Transaction Documents or, to the Seller’s Knowledge, otherwise). (iv) As a consequence of the Completion, each of the Group Companies will be entitled to continue to carry out their respective businesses in accordance with the Permits and to the Seller’s Knowledge such Permits will not be revoked, suspended or cancelled by reason of the Completion or other performance of the terms of this Agreement. (b) Compliance with laws. Each of the Group Companies (and its directors) has conducted its business and corporate affairs in all material respects in accordance with the memorandum and articles of association, by-laws or other equivalent constitutional documents of such company and in all material respects in accordance with all applicable Laws. To the Seller’s Knowledge, each of the Group Companies is not in default of any order, decree or judgment of any court or any governmental or regulatory authority in any jurisdiction. (c) Competition and fair trading law. (i) None of the Group Companies are party to any agreement, concerted practice or course of conduct which: (i) falls within Article 101 and/or Article 102 of the Treaty on the Functioning of the European Union; or (ii) falls within Article 53 and/or Article 54 of the Agreement on the European Economic Area; or (iii) falls within the prohibitions contained in Title I of Law No. 287 as of October 10th 1990; or (iv) otherwise infringes the competition legislation or practice of any jurisdiction where each of the Group Companies carry out their activities. (ii) None of the Group Companies has received any process, notice or other communication by or on behalf of any governmental entity having jurisdiction in competition matters in relation to: (i) any agreement, arrangement, concerted practice or course of conduct to which any such company is, or is alleged to be, a party; or (ii) any action, conduct, practice or behaviour of any such company; or (iii) any other fulfilment of that governmental entity’s regulatory functions, other than any such process, notice or other communication received from any such governmental entity in connection with an application, a notification or any other form of submission seeking merger clearance under applicable Laws in any relevant jurisdiction. (iii) None of the Group Companies is subject to any order, judgment, decision or direction given by any governmental entity, or is party to any undertaking or assurance given to any such governmental entity, in relation to competition matters which are still in force. (iv) To the Seller’s Knowledge, no director of the Group Companies (i) has received any process, notice or other formal communication by or on behalf of any governmental entity having jurisdiction in competition matters in relation to the enforcement of any personal breach of any competition legislation or (ii) is subject to any order, judgment, decision or direction given by any governmental entity, or is party to any undertaking or assurance given to such governmental entity, in relation to competition matters which are still in force. (d) State aid. To the Seller’s Knowledge, no event has occurred that would cause the revocation, in whole or in part, or the declaration of ineffectiveness of any State Aid

73 (as defined below). The execution and signing of the Agreement and/or the performance of the obligations hereunder shall not result in the breach, revocation, or declaration of ineffectiveness of any public grants, guarantees, subsidies (or benefits, however denominated) from any governmental entity, or any other institution issued (applied for) to and/or for the benefit and/or in the interest of the Group Companies (“State Aid”), nor shall they result in the loss of the eligibility of each of the Group Companies for such State Aid, nor can be construed in such a way as to allow third parties to declare the acceleration (decadenza dal beneficio del termine), terminate, withdraw from, modify, or increase any fee due under, any State Aid by each of Group Companies, except for the State Aid issued in connection with Financial Agreements. (e) Grants. Except for the State Aid none of the Group Companies has done, agreed to do or omitted to do anything which could result in any grant for use wholly or partly its business paid to the Company or the relevant Group Companies being refunded in whole or in part. E. Group Companies Assets (a) Ownership. Each of the assets included or reflected in the Locked Box Accounts of each of the Group Companies is the sole property of such companies and is free from Encumbrances. (b) Possession and third party facilities. All of the assets used in the businesses of each of the Group Companies are in their possession (where capable of possession and with the exclusion of the assets that are located at third-parties in accordance with the relevant agreements) or under their control. Where Group Companies use assets but do not own them or any person provides facilities or services to such companies, to the Seller’s Knowledge no default event or any other event or circumstance has occurred which may entitle any person to terminate any material agreement in respect of that use or provision. (c) Adequacy of assets. The rights, properties and assets of each of the Group Companies, the facilities, terminal buildings and services to which each such company has a contractual right include all rights, properties, assets, facilities and services which are necessary for the Group Companies to carry on their business substantially in the manner in which it is carried on as at the Signing Date. No Group Company depends in any material respect on the use of assets, or facilities and services, which form part of the Going Concern which will be transferred to Westport Fuel Systems Canada according to the provisions of this Agreement. (d) Key assets. None of the material assets required to conduct the business of each of the Group Companies in the Ordinary Course of Business is subject to any Encumbrances except as disclosed in the Disclosure Schedule and each such company has full, good and marketable title to the material assets and such title is not subject to any dispute concerning its ownership or right of use by the Group Companies. For the purposes of this Article, material shall be deemed to refer to any tangible and intangible assets which have or the absence of which would have an aggregate cost, benefit or value to the relevant Group Company in excess of Euro 200,000. (e) Condition. All the assets, equipment and vehicles used by each of the Group Companies are in a good state of repair, normal wear and tear excepted, and are not unsafe or in need of renewal or replacement (excepted for the natural wear and tear or end of life of such assets), and can be used for the purposes for which they were acquired or are retained.

74 (f) Insurances. Each of the Group Companies has entered into and maintain the insurance policies required for carrying on their business in the manner in which it is carried on at the Signing Date and on the Completion Date and in accordance with all applicable Laws in each case in all material respects. Those insurances are in full force and effect and are not void or voidable, all premiums payable to date have been paid and to the Seller’s Knowledge there are no circumstances which might lead to the insurers avoiding any liability under them or the premiums being increased. To the Seller’s Knowledge, Completion or other performance of the terms of this Agreement will not have the effect of terminating, or entitling any insurer to terminate, cover under any such insurance. Except as disclosed in the Disclosure Schedule none of the Group Companies have any outstanding claim under any such insurance and to the Seller’s Knowledge there are no circumstances likely to give rise to such a claim. F. Contractual Matters (a) Contracts. All contracts, agreements, arrangements, purchase orders, general terms & conditions or other engagements to which each of the Group Companies is a party having a value at least equal to [Redacted – Commercially Sensitive Information]on a yearly basis, which are in whole or in part unperformed as at the Signing Date (and which will in whole or in part unperformed as at Completion Date) (the “Contracts”) are in force and effect, constitute legal, valid and binding obligations of the respective parties thereto and have been entered into (and to the Seller’s Knowledge awarded) in accordance with applicable Law, the Ordinary Course of Business and by way of arm’s length bargains. (b) Effect of Completion. Except as disclosed in the Disclosure Schedule, the Completion will not trigger (i) the need to obtain any consent or waiver of any of the other parties under the Contracts (including in relation to any “change of control” provisions), (ii) the payment of any penalty or change of any provision under any of such Contracts, and (iii) any termination or withdrawal rights under any of such Contracts. (c) Material Contracts. Except as disclosed in the Disclosure Schedule, none of the Group Companies, are party to any contract, agreement: (i) under which, by virtue of the Completion or other performance of the terms of this any of the Group Company, to the Seller’s Knowledge, is likely to be in default or lose any benefit, right or licence which it currently enjoys; (ii) which was entered into not in the Ordinary Course of Business or not on arm’s length term; (iii) which requires, or confers any right to require, the allotment or issue of any shares, debentures or other securities of any Group Company now or at any future time; (iv) which can be terminated or amended upon a change in the direct or indirect ownership or control of that Group Company or whose terms, in the event of such a change of ownership or control, are or could be different from those which apply prior to such event; (v) which establishes any joint venture, consortium, partnership or profit (or loss) sharing agreement or arrangement; (vi) under which any of the Group Company has sold or disposed of any company or business where it remains subject to any liability which is not provided for in the Locked Box Accounts;

75 (vii) which materially restricts the Group Companies ability to carry on the whole or any part of their business or to use or exploit any of their material assets; (viii) which, to the Seller’s Knowledge, is a binding oral agreement. (d) Defaults. None of the Group Companies is in default under any Contract to which it is a party and there are no circumstances likely to give rise to such a default in all material respects. To the Seller’s Knowledge, no party with whom any of the Group Company has entered into any Contract is in material default under it and there are no circumstances likely to give rise to such a default. (e) Indemnifications. None of the Group Companies has been required in the last 3 (three) years to make any indemnification payment under any Contract to which they are a party (including any contract with any of its Affiliates). (f) Trading relationships. Except as disclosed in the Disclosure Schedule, during the 12 (twelve) months preceding the Signing Date no top 10 customers of or top 10 suppliers to any Group Company has ceased to deal with that such companies or has indicated in writing an intention to do so, either in whole or in part. To the Seller’s Knowledge, no such person is likely to cease to deal with any such company or to deal with it on a smaller scale (whether as a result of the Completion or other performance of the terms of this Agreement or for any other reason). (g) Disclosure of Contracts. Each Contract of which each of the Group Companies is a party to has been made available to the Purchaser in the VDR. (h) Termination of Contracts. None of the counter parties to the Contracts has indicated its intention in writing to terminate (risolvere) or cancel (recedere), any Material Contract, except in the context of the Ordinary Course of Business. G. Relationships with Affiliates (a) All existing relationships between the Group Companies and their Affiliates or with any Affiliate of the Seller have been entered into at arm’s length conditions, for actually existing transactions, in compliance with the provision of applicable Law in all material respect and are or have been properly performed between the relevant parties. (b) There are no rights accrued and not extinguished in favour of the current Group Companies’ directors and statutory auditors in relation to their previous relationship with such companies or in relation to their resignation under Section 9.2 of the agreement except for the payment of consideration for their office as directors and statutory auditors (if any) or, with reference to Lance Garner Follett, Frank Luigi Spiniello and Bartholomeus Petrus Van Aerle, in relation to the Indemnity Agreements, and in such respect, there will be no charges of any origin and nature incumbent on the Group Companies. (c) As of the Signing Date, Minda Westport Technologies Limited has not required any additional funding from the Company, nor has it elected to raise such funding through the issuance of equity instruments, pursuant to the JV Agreement. H. Litigation and Investigations (a) Litigation. Except as disclosed in the Disclosure Schedule, none of the Group Companies is a claimant or defendant in or otherwise a party to any material litigation, arbitration or administrative proceedings (including any proceedings before any tribunal, court, agency or governmental Authority), which are in progress, threatened

76 in writing or pending by or against or concerning it or any of its assets, properties or rights. None of the Group Companies is subject to any order, decree, provision or judgment which materially restricts the operation of the business of that company or which to the Seller’s Knowledge otherwise cause such company to incur in any material cost or payment obligation. In this Article, “material” refers to proceedings which could have a cost (including a loss of profit), benefit or value to the Group Companies of [Redacted – Commercially Sensitive Information] or more. The Seller is not aware of any circumstances which are likely to give rise to any such proceeding. (b) Investigations. To the Seller’s Knowledge, no governmental, administrative, labour, regulatory or other official investigation or inquiry concerning any Group Companies is in progress or pending. (c) Settlements. Except as disclosed in the Disclosure Schedule, during the last 5 (five) years, none of the Group Companies has been a party to any settlement that would entail a payment from the Company of an amount in excess of [Redacted – Commercially Sensitive Information] outside of insurance coverage and none of the Group Companies is currently involved in any discussions or negotiations involving a settlement arrangement. I. IP/IT (a) Business IP (i) Schedule cxxviii contains a complete list of the registered (or in respect of which an application to register has been made) Owned IP. The owner (or applicant) for each Intellectual Property Right specified in Schedule cxxviii is correctly stated. (ii) The Owned IP is fully valid, subsisting, enforceable, not subject to any joint ownership, whether developed by current or former employees, consultants, or independent contractors, it has been validly and effectively assigned to each of the Group Companies pursuant to a valid and enforceable agreement or according to applicable Law; whether acquired by the Group Companies from a third party, it has been validly and effectively assigned to such companies pursuant to a valid and enforceable agreement or according to applicable Law. (iii) All required formalities, fees, costs, charges and duties related to any application, registration, renewal of Owned IP have been complied with and paid and to the Seller’s knowledge the Company and the Wholly Owned Companies have not forfeited, waived, or allowed any such application, registration and/or renewal to lapse, terminate or expire. (iv) To the Sellers’ Knowledge, the Owned IP is not subject, or likely to be subject, to amendment, challenge, removal or surrender. (v) To the Sellers’ Knowledge, no Person is infringing, and no entity has misappropriated any Owned IP. (vi) Each of the Group Companies takes and has taken reasonable precautions to protect its rights in and the confidentiality of its own confidential information and material trade secrets and any trade secrets or confidential information of any third parties provided to each of the Group Companies under an obligation of confidentiality. To the Seller’s Knowledge, no current or former employee, consultant, or independent contractor of the Group Companies has either misappropriated or disclosed without authorization any such

77 confidential information or trade secrets, including any such confidential information or trade secrets of any such third parties provided to the Group Companies under an obligation of confidentiality. (vii) Each of the Group Companies owns all the rights and interests in and have title to, or have validly licensed, all of the Business IP. The Business IP is free of any Encumbrances and comprises all the Intellectual Property Rights required to carry on the Group Companies businesses as they are currently carried on. (viii) To the Sellers’ Knowledge, the use of the Business IP by each of the Group Companies does not infringe upon, is in misappropriation of or otherwise conflicts with Intellectual Property Rights of any third party. No founder, current or former employee, consultant, or independent contractor of any Group Company has raised claim as to the Business IP, including monetary claim for equitable remuneration. (ix) To the Seller’s Knowledge, all Employee or former employee of the Company and the Group Companies, where applicable, have already been remunerated under the applicable Laws for their inventive activity in respect of the Owned IP and they are not entitled to rise any claim as to the Owned IP, including monetary claim for equitable remuneration. (b) Licences. The licences of Intellectual Property Rights granted to, and by, Company and the Group Companies are binding and in force. None of the parties to them is in default and to the Seller’s Knowledge there are no grounds on which they might be terminated. No disputes have arisen or, to the Seller’s knowledge, are threatened in connection with them. The entry into the Agreement will not result in the termination of, or have material effect on, the license agreements. (c) No infringement. To the Seller’s Knowledge, none of the operations of the Group Companies infringes or has in the last 3 (three) years infringed, the Intellectual Property Rights of a third party. No third party has disputed the right of the Company or the Group Companies to use the Business IP (except as disclosed in the Disclosure Schedule) and to the Seller’s Knowledge there are no circumstances likely to give rise to a dispute. The Company or the Group Companies have not received any written communication regarding any current infringement of Owned IP. (d) Trademarks to be Transferred. Schedule clxxvi contains a complete list of the Trademarks to be Transferred. The Seller represents and warrants that: (i) the Trademarks to be Transferred are valid and are in full and exclusive ownership of Westport Fuel Systems Canada free and clear of any Encumbrances ; (ii) to the Seller’s Knowledge, there are no circumstances that may invalidate the Trademarks to be Transferred; (iii) all fees, taxes, and costs relating to the Trademarks to be Transferred have been duly paid, and no further payments are due at the time of their transfer; (iv) Westport Fuel Systems Canada has full legal capacity and authority to enter into and fully execute the transfer of the Trademarks to be Transferred and, where applicable, has obtained or will obtain all necessary consents, approvals, and authorizations from any third-party owners to ensure the transfer is completed prior to or at the Completion Date. (e) Information technology.

78 (i) The IT Systems are owned by, or properly licensed, leased or supplied under third party contracts to the Group Companies (“Third Party Agreements”). The relevant company is not in default under the Third Party Agreements. To the Seller’s Knowledge there are no grounds on which the Third Party Agreements might be terminated and there are no disputes or material service delivery issues existing or likely. To the Seller’s Knowledge there is no reason to believe that the Third Party Agreements will not be renewed when they expire on the same or substantially similar terms. (ii) There are no circumstances in which the ownership, benefit, or right to use the IT Systems may be lost, or rendered liable to termination, by virtue of the Completion or the performance of this Agreement. (iii) To the Seller’s Knowledge, in the 24 months before the Signing Date, the IT Systems have not failed to any material extent and the data that they process has not been corrupted. The IT Systems do not contain viruses, bugs or things that distort their proper functioning, permit unauthorised access or disable them without the consent of the user. (iv) The Group Companies have, in accordance with industry practice, taken commercially reasonable precautions to preserve the availability, security and integrity of the IT Systems and the data and information stored on the IT Systems. (v) The IT Systems are adequate for the needs of the Group Companies businesses as carried out at the Signing Date. (vi) The Group Companies have in place adequate procedures in accordance with industry practice to take and store on-site and off-site back-up copies of the software and data on its IT Systems and to minimise unauthorised access to and the introduction of viruses and other contaminants into its IT Systems. (f) Data protection. For the purpose of this Paragraph, “DP laws” means (i) Regulation (EU) 2016/679 (the “GDPR”); EU Directives 2002/58/EC and 2009/136/EC (each as implemented into the national Laws of the EU Member States); or (ii) other equivalent Laws and regulations in other jurisdictions, each as amended, consolidated or replaced from time to time. Each of the Company and the Group Companies has complied in all material respect with all applicable DP Laws, including, without limitation: (i) has, to the extent required by any applicable DP Laws, filed and maintained a current entry in each relevant register maintained by all applicable authorities established pursuant to DP Laws (each, a “DPA”), and/or maintained suitable internal processing records; (ii) each Group Company has processed personal data only in accordance with: (x) applicable DP Laws in all material respect; and (y) the terms of a privacy policy; (iii) in which a Group Company has engaged any third party to process personal data on its behalf, it has appointed such third party under a binding agreement which includes all necessary and appropriate data processing language in accordance with applicable DP Laws; (iv) no Group Company has received any communication from any DPA alleging and/or enforcing non-compliance with any DP Law, or requesting an audit or compliance check relating to DP Law, or requiring such Group Company to undertake an audit or compliance check or to change or delete any data or

79 prohibiting the transfer of data to a third party or out of the European Economic Area; (v) no Person has claimed or taken, or has a right to claim or take, compensation or legal action in respect of any breach of any rights or obligations under any DP Law or pursuant to any contract entered into which requires compliance with DP Law; (vi) each Group Company has (a) implemented, updated and, when necessary, undersigned with the interested parties – including any third party and recipient as defined by the GDPR – all documents (including, without limitation, contracts, appointments, records, policies and procedures) required by the DP Laws, applicable from time to time, reflecting the data protection policies and procedures in place within the Group Companies; (b) collected and/or obtained the personal data processed in the course of Company’s activities for the intended purposes, in compliance with DP Laws applicable from time to time in all material respect; (c) processed personal data through both computer and/or telematics tools, on paper and, in any case, by means of appropriate tools ensuring its safety and confidentiality, through the adoption of security measures as prescribed by the DP Laws applicable from time to time; (d) put in place, for any personal data transfer, all necessary security measures and (e) duly complied in all material respect with all its obligation regarding the accountability principle as defined by the GDPR; (vii) each Group Company has taken appropriate technical and organisational measures to ensure that all personal data that are processed by it or on its behalf: (x) are adequate, relevant, and not excessive; (y) are not kept longer than necessary in relation to the purpose for which they are processed;. J. Real Estate (a) Title to the real estate assets. Annex J contain the list of the real estate assets owned by the Group Companies and the real estate assets leased to the Company that are used in the conduct of the business in the manner in which it is currently carried on or acquired by each of them after the Locked Box Date (the “Real Estate Assets”). Each of the Group Companies has full, good and marketable title to the owned real assets and such title is not subject to any Encumbrance or right whatsoever for the benefit of third parties, save for the Encumbrances disclosed in the Disclosure Schedule. All owned Real Estate Assets material to the operations of each of the group Companies are reflected in Annex J, in the respective Locked Box Accounts or in the accounting records of each relevant Group Company. (b) Ownership and possession. All of the Real Estate Assets owned by each of the Group Companies, or in respect of which such companies have a right of use, are in the possession or under the control of such companies. The titles based on which the Company uses its owned Real Estate Assets located in Italy (i) have been duly recorded in the competent real estate registers in accordance with the ownership titles chain rule (principio di continuità delle trascrizioni) under Article 2650 of the Italian Civil Code and any other applicable Laws and (ii) do not include donations and/or inheritances in the last 20 years. (c) Possession and third party facilities. Where any Real Estate Assets are used but not owned by each of the Group Companies or where any facilities or services in connection with such Real Estate Assets are provided to any such companies by any third party there has not occurred any event of default or to the Seller’s Knowledge any other event or circumstance which will entitle any third party to terminate and/or

80 withdraw from any agreement or licence in respect of the use of such Real Estate Asset or the provision of such facilities or service (or any event or circumstance which, with the giving of notice and/or the lapse of time and/or a relevant determination, would constitute such an event or circumstance). The lease agreements entered into by the Company concerning its leased Real Estate Assets have not been in whole or in part assigned to any third party and have been duly registered with the Italian Tax Authority. The Real Estate Assets leased to the Company have not been in whole or in part subleased and/or granted in bailment, save for the sublease agreement entered into with 32024 S.r.l. on June 1, 2024. (d) Adequacy of the Real Estate Assets. Except as disclosed in the Disclosure Schedule all of the Real Estate Assets are (i) in good operating condition and repair, normal wear and tear excepted, (ii) sufficient for the carrying out of the business in the manner in which it is currently carried out and (iii) fit to be used and occupied by individuals, for the purposes are used for, safe and healthy under applicable Laws. In particular, without limiting the generality of the foregoing, in relation to the Real Estate Assets in which any of the Group Company has an ownership or a rental interest: (i) no building or structure on the Real Estate Assets is affected by structural damage such that it is not fit for the purposes for which it is being used and no repairs costing in excess of [Redacted – Commercially Sensitive Information]are anticipated for the Real Estate Assets as a whole; (ii) the fit for use requirements of the Real Estate Assets provided for by the applicable Laws are met in any material respect; (iii) each of the Group Companies is in possession of the material licenses, authorizations, permissions, consents and approvals required from any governmental or local entity and/or any landlord (including the fire prevention certificates) under any leases of the Real Estate Assets and the covenants on the part of the tenant contained in any licenses, authorizations, permissions, consents and approvals have been performed and observed; (iv) the fire prevention certificates (including the relevant periodical renewals) are in full force, valid and effective, and cover all the activities carried out by each of the Group Companies in the Real Estate Assets for which the obtainment and/or the submission of fire prevention certificates are mandatory under the applicable Laws; (v) there are no rent reviews under the leases of the Real Estate Assets used in the conduct of the business currently in progress; (vi) there is no material obligation to reinstate any of the Real Estate Assets by removing or dismantling any alteration made to it by the Group Companies or any predecessor in title to such companies; (vii) there are no current, contingent or anticipated notices, actions, disputes, complaints, liabilities, claims or demands relating to or in respect of the Real Estate Assets or their use; and (viii) none of the Group Companies has received notice of any breach of any planning legislation or any condition contained in any planning permission, planning agreement or other equivalent consent, authorisation or agreement in respect of any of the Real Estate Assets. K. Environmental and Health and Safety Matters

81 (a) Compliance with Environmental Laws. Each of the Group Companies are in compliance in all material respects with Environmental Laws, with reference to any Environmental Matters. (b) Claims, Proceedings, Actions etc. (i) Except as disclosed in the Disclosure Schedule, there are no claims, proceedings, requests for clean-up measures (bonifica), and/or emergency measures (messa in sicurezza d’emergenza), actions, pending against any of the Group Company with respect to any non-compliance with, or any liability, obligation or duty under, Environmental Laws. (ii) Except as disclosed in the Disclosure Schedule, no claims, complaints, demands or notices (whether in writing or otherwise) have been received by any of the Group Company alleging or specifying any non-compliance with or liability under any Environmental Laws. (c) Environmental Consents. (i) All Environmental Consents for any use of the Real Estate Assets or any operations or activities of or permitted by each of the Group Companies have been obtained, are being complied with, are valid and are in full force and effect and, to the Seller’s Knowledge, there are no facts or circumstances which may result in any Environmental Consent being terminated, revoked, suspended, substantially varied or substantially modified or which may prejudice its renewal or which may cause the business activity of such companies to be suspended, interrupted or terminated and/or negatively affect, in an objective manner, the conduction of the business activity of any of the Group Companies. (ii) No Environmental Consent held by each of the Group Companies is non- transferable, or is subject to any restrictions on its transfer or any restrictions or requirements on any change of ownership of any such companies or otherwise requires any consent, notification or other action to be obtained, made or taken in order for that consent to remain in full force and effect (without variation) following Completion. (iii) Except as disclosed in the Disclosure Schedule, the Signing Date there are no outstanding applications for or in respect of any Environmental Consent, and there are no appeals pending or being contemplated in respect of the refusal, limitation, variation or revocation of any Environmental Consent or condition contained therein. (iv) The Group Companies have verified the compliance in all material respect with the Environmental Laws by contractors and/or other parties, to the extent permitted by such contractors/other parties, which carry out Hazardous Substances management activities and/or other activities subject to Environmental Laws in favour of the Company, if applicable. (d) Pollution, Contamination. To the Seller’s Knowledge, there is no pollutant, contaminant and/or other Hazardous Substance on, in, at, under or migrating to or from any Real Estate Assets or any real assets (including, but not limited to, buildings, land, soil, subsoil, and/or waters, including, but not limited to, underground water) which was owned, leased, occupied or used at any time prior to Completion by the Group Companies, which may reasonably give rise to any liability under Environmental Laws or which may cause the business activity of such companies to be suspended,

82 interrupted or terminated and/or negatively affect the conduction of the business activity of such companies. (e) Information. All material reports, audits, assessments, reviews or investigations (including any testing, sampling or monitoring results) required by the Purchaser and in the possession or control of the Group Companies concerning Environmental Matters in relation to the Real Estate Assets or any operations or activities of any such companies have been disclosed to the Purchaser. (f) Liabilities. The Group Companies are not parties to or otherwise accepted the burden of or has any obligations or liabilities (whether actual or contingent) under or arising from any indemnity, warranty or other contractual provision or arrangement concerning liabilities (whether actual or contingent), losses, damages, fines, penalties, charges, costs or expenses relating to the Environment. (g) Asbestos or any radioactive materials. None of the Real Estate Assets or any building, plant, dock, site, machinery, equipment or other assets employed in the conduct of any activities or operations of the Group Companies contains any asbestos or asbestos containing material or any radioactive materials, except for the building located in [Redacted – Commercially Sensitive Information], where, in any case, any asbestos or asbestos containing material is maintained and monitored in compliance with Environmental Laws. (h) Underground storage tanks. There are no underground storage tanks or vessels (whether used or disused) located at the Real Estate Assets, except as disclosed in the Disclosure Schedule. (i) Waste management. Each of the Group Companies has taken and take all required steps to ensure the proper keeping, treatment, management, consignment and disposal of wastes produced in the course of its activities or operations in accordance to Environmental Laws. (j) Compliance with health and safety laws. The Company is in compliance with Legislative Decree No. 81/2008 (as amended by time to time), relevant implementing Laws and/or all other applicable health and safety Laws and to the Seller’s Knowledge there are no circumstances which may give rise to any liability, obligation or duty under any health and safety Laws or regulations. L. Employment (a) Employees. The Employees of any Group Company employed - under any contractual scheme (including, without limitation, fixed-term contracts and apprenticeships) - in the conduct and operation of the business at the date hereof are solely and exclusively those indicated in the pay rolls and records of each of the Group Companies and are listed under Annex L, Part 1 containing details, for each Employee, including, inter alia, of name and surname, duties, hiring date, type of contract, remuneration. No Employee, nor former employee, may claim the right to change the contractual ranking or level or duties, nor an economic and legal treatment other than that granted. To the Seller’s Knowledge, there are no individuals other than the Employees who may validly allege and/or claim an employment relationship with each of the Company and of the Group Companies, nor the payment of employment-related entitlements and burdens, nor any such claim may be validly raised by third parties (including competent authorities), except as disclosed in the Disclosure Schedule, who will be hired in the next 3 months. (b) Agent, business procurement persons, external workers, directors, self-employees and trainees. Annex L, Part 2 hereto contains a complete list of all current trainees

83 (tirocinanti) of each Group Company (“Trainees”). The relationships with all (i) agents, business procurement persons, temporary workers (“lavoratori somministrati”), self- employees (including but not limited to directors, collaborators, consultants of any nature), and any individual rendering services to each Group Company at any title/under any contractual scheme, of each Group Company (jointly the “Non Employees”) and (ii) Trainees are, and have been, established and conducted in accordance with the applicable Laws and in such a way that none of such Non Employee and Trainees is entitled to claim that he/she is an employee of any of the Group Companies, or a different relationship other than that established, nor the payment of any different entitlements and burdens other than those granted, nor any such claim may be validly raised by third parties (including competent authorities). With respect to all current and former Non Employees and Trainees, each of the Group Companies has been in full compliance with, and the relevant relationships have been performed in full compliance with, all applicable Laws. (c) Terms of the relationships. In relation to Employees and former employees, Non Employees and former non employees, Trainees and former Trainees, each of the Group Companies is, and has been, in compliance with, and the relevant relationships are, and have been, established and performed in compliance with all applicable Law in all material respect, collective agreements, individual contracts and policies including, without limitation, in relation to remuneration, working time, hiring, ranking, commissions, health and safety, data protection, Intellectual Property Rights, video-surveillance systems and/or other remote control systems/equipment, mandatory hiring legislation, travels, secondment, immigration, taxes, social security contributions, insurance premiums, supplementary/complementary pension funds or schemes, required filings under any applicable Law. (d) Relationship with Senior Managers. None of the Senior Managers of the Group Companies has notified the relevant company that he or she is terminating his or her employment with the relevant company. (e) Remuneration. All Employees and former employees, Non Employees and former non employees, Trainees and former trainees in the last 5 (five) years are and have been duly, timely and correctly remunerated for all the services performed in the course of their working relationship with each of the Group Companies in compliance with the provisions of all applicable Laws in all material respects and contracts (including any collective labour agreements) and any relevant payment obligations (also connected to settlement agreements executed) and, with respect to any remuneration or rights which have accrued but which are not yet payable, (including but not limited to the Trattamento di Fine Rapporto, 13th month salary/any additional monthly salary, paid holidays and leaves, other deferred salary and entitlements, agency severance indemnities, if applicable), sufficient provision to cover the relative payments is and has always been set aside in the Financial Statements and in the Locked Box Accounts. The overall remuneration, including benefits and bonuses, also related to short and long term incentive plans, due to each Employee and in respect of the relevant employment category to which they belong are those set out, , in Annex L, Part 1, , and no other form of remuneration (e.g., bonus, share incentive, stock option or stock grant plan, etc.) or particular benefit arrangement has been agreed, in addition to those set out therein and except as disclosed in the Disclosure Schedule. (f) Secondments. Except as disclosed in the Disclosure Schedule, there are no secondments (“distacchi”) in place at any of the Company and of the Group Companies nor Employees are seconded to third parties. All former secondments concerning any of the Group Companies have been executed and performed in compliance with applicable Laws in all material respect and the relevant contractual obligations.

84 (g) Social security contributions and tax withholding. All the relevant payment obligations related to social security contributions, employees related insurance premiums, supplementary/complementary pension funds or schemes, and tax withholdings, have been timely and correctly made to all the competent authorities or the relevant amounts have been duly and correctly accrued. (h) Collective Bargaining Agreements. Annex L, Part 3 sets out a true, accurate and correct list of all collective bargaining agreements (at national level and company/local level) and other agreements with internal work councils and/or trade unions effective as of the Signing Date entered into by the Group Companies and there is no collective bargaining agreement or other agreement with work councils and/or trade unions to which the Group Companies are a party which has not been disclosed. To the Seller’s knowledge and as of the Signing Date there are no industrial or trade disputes with any trade union or other similar body representing any of the employees which involve the Group Companies. To the Seller’s Knowledge, the Group Companies are not engaged in any unfair labour practice. All internal work councils have been appointed / elected in compliance with all applicable Laws in all material respect and collective agreements. (i) Duties of the Employees. The duties actually performed by each of the Employees correspond to the relevant category specified in Annex L, Part 1. (j) Extraordinary remuneration. Except as disclosed in the Disclosure Schedule, there are no contracts, resolutions or other arrangements providing for "golden parachutes", bonuses or other entitlements in connection with change of control events (including the consummation of the transaction under this Agreement), special terms of termination other than those set forth by applicable Laws or collective agreements, stability agreements, non-compete covenants, confidentiality agreements, restrictions on termination of employment/contractual/corporate relationships, extraordinary entitlements, commitments vis-à-vis trade unions and works council, commitments to make specific investments or to guarantee a certain total number of employees, or to maintain or hire/re-hire certain/a specific number of employees. No agreement or arrangement exists with Employees, Non Employees and Trainees, pursuant to which any of each of the Group Companies would be required to change such remuneration or benefit in the future. There are no supplementary pension schemes/insurance other than the State mandatory pension scheme; nor other arrangements are in force or otherwise binding upon any of the Group Companies. There are no current and former stock-option or other equity-based or cashed-based plans or programs that may trigger liabilities of any nature for each of the Company and of the Group Companies, nor that may have, or will have, any impact whatsoever on the calculation of the Trattamento Fine Rapporto and/or any other employment- related entitlements. (k) Corporate positions / PoA. Except as disclosed in the Disclosure Schedule, any of the Group Companies has no Employees holding in parallel to the employment relationship a corporate position at the employer company. No directorship agreements are currently in force. Any power of attorney granted to Employees, former employees, Non Employees and former non employees, does and did comply with applicable Laws and regulations in all material respect, does not and did not give right to validly allege and/or claim any legal and/or economic treatment other than that listed under the Annex L Part 1nor any such claim may be validly raised by any third parties (including competent authorities). (l) Employment Litigation/Inspections. Except as disclosed in the Disclosure Schedule there are no pending or, to Seller's Knowledge, threatened employment, labour, social security and employees related insurance disputes in which any of the Group Companies is party; (ii) none of Group Companies is under investigations or

85 inspections in connection with labour, employment, social security and insurance matters, nor any such investigations or inspections occurred, also in relation to each Group Company, over the last 5 (five) years other than ordinary investigations carried out by the competent authority that had not, and may not have, a negative impact, nor had triggered, and may not trigger, costs and/or liabilities on the Group Companies; (iii) none of the Group Companies has experienced any material strike, stoppage, slowdown and other similar events over the last 5 (five) years. (m) Employment Sanctions. Each of the Group Companies has fully and timely paid any sanctions related also to employment (including mandatory hiring obligations) and/or social security and/or H&S matters applied to each of the Company and of the Group Companies over the last 5 (five) years; there are no pending employment/social security/ H&S sanctions. Any obligation arising from settlement agreements is and has been duly complied with, and the relevant amounts have been duly and timely paid and/or accrued. (n) Work accidents/ occupational diseases. No work accidents nor occupational diseases occurred at any Group Company’ premises in the last 10 (ten) years as of the date hereof have resulted in the death or serious disability and/or may result in any material liability/expenditure/damages for the Company and in the last 5 (five) years for Stako P.z. z.o.o. and Westport Fuel Systems Netherlands Holding B.V, Indopar B.V., Westport Fuel Systems Netherlands B.V., Prins Autogassystemen B.V. (o) Social tools and extraordinary transactions. Except as disclosed in the Disclosure Schedule, no collective dismissal procedures and/or transfers of going concerns or part thereof nor procedure entailing suspension form work/reduction working time (including, without limitation, CIGS, CIGO, CIGD, FIS, contratti di solidarietà) have been implemented by any of the Group Companies over the last two (2) years. All transfers of going concerns or part thereof, collective dismissal procedures and all procedure entailing suspension form work/reduction working time which have been implemented by any of the Group Companies over the last two (2) years have been implemented in full compliance with all applicable Laws in all material respect (including but not limited to article 2112 of the Civil Code and article 47 of Law no. 428/90) and contracts (including any collective labour agreements). The going concerns or part thereof have been identified according to, and in full compliance with the criteria established by all applicable Laws (including but not limited to Article 2112 of the Civil Code) and to the Seller’s Knowledge there are no employees (including Cespira Employees) in the position to legitimately challenge their transfer to the transferee and/or to remain employed by the transferor. Other than the Carve-Out, there are no restructuring/redundancy plans/programs under negotiation and/or envisaged. (p) Service agreements. All service agreements howsoever (including supply of service, logistic and transportation agreements) falling under the rules and regulations of contratti di appalto, which currently are, or have been, in place with third party service providers, by which services of any type are, or have been, rendered to each of the Group Companies (jointly, the “Former and Current Service Agreements”) are genuine services agreements, comply, and have complied, in all material respects with, and have been performed in all material respects in compliance with, any applicable Law and regulations (including, health and safety Law). All employees, consultants, collaborators and individuals who have rendered or are rendering at any title services under Former and Current Service Agreements (including sub-contracts) (jointly the “Former and Current Service Agreements Individuals”) are/have been regularly hired, and the relevant employment or contractual relationships have been performed, in all material respects, in compliance with any applicable Laws, regulations, collective agreements and individual contracts, and any and all the obligations pertaining to payment of salary, considerations, social security

86 contributions, insurance premiums and tax withholdings in connection with Former and Current Service Agreements Individuals are and have been, to the Seller’s Knowledge, fully and timely complied with. Each of the Group Companies has not and cannot be held liable under applicable Law for payment of remuneration, consideration, social security contributions, insurance premiums and taxes, penalties, and sanctions due but not paid by any contractor and/or subcontractor with respect to the Former and Current Service Agreements Individuals. There are no Former and Current Service Agreements Individuals or third parties (including competent authorities) who (a) can validly claim the existence and/or the establishment of an employment relationship with any of the Group Companies, and/or the payment of employment-related entitlements and burdens; (b) can lawfully start claims/disputes against any of the Group Companies in relation to injuries occurred while performing services in favour of any of the Company and of the Group Companies. (q) Cespira Employees. As of (i) Signing Date, the transfer of the Cespira Employees referred to in limb i. of Article 6.4(c) above has been completed in accordance with the terms set forth under the Cespira Transfer Agreement, and (ii) Completion Date, the transfer of the Cespira Employees referred to in limbs ii. and iii. of Article 6.4(c) above will be duly completed in accordance with the terms set forth under this Agreement. No other employee other than Cespira Employees and Extra Transfer Employees will be transferred to 32024 S.r.l. M. Taxes (a) Tax documentation. All Tax returns, reports, forms, declarations, registers, books and other documentation that are required to be filed or filled in by any of the Group Companies have been timely duly filed and/or filled in; such returns, reports, forms, declarations, registers, books and other documentation are true, complete and correct in accordance with the applicable Laws and regulations and filed and/or filled in by the required due date. (b) Tax payments and liabilities. All Taxes due by any of the Group Companies and penalties and interest have been fully, properly and timely paid within the envisaged deadlines or fully provided for, and the provision for Taxes shown in the Locked Box Accounts are sufficient for the payment of all liabilities for Taxes for which each of the Group Companies are liable, whether actual, contingent accrued or otherwise prior to the dates thereof or otherwise, and include full provisions for deferred tax liabilities in accordance with the requirements of all relevant Laws and the Accounting Principles in force. (c) Tax withholdings. Without prejudice to the generality of the foregoing, with respect to the remuneration paid to the Employees and the agents, as well as to any dividend, interest, royalty, capital reductions or any other payments made by any Group Company to any party, all Tax withholdings have been made and the relevant amounts have been duly and timely paid, as provided under the applicable Law and regulations. The Group Companies maintain and have in their possession or under their control all records and documentation that are required for the application of reduced withholding Tax rates or the application of withholding tax exemptions. (d) Tax assessments and proceedings. Except as disclosed in Disclosure Schedule, there is no ongoing Tax audit, notice of Tax audit or pending notice of assessment for Taxes due, nor are there Tax claims (including minutes of Tax inspections – Processo verbale di constatazione) or proceedings before any judicial or administrative Authority in connection with the assessment of Taxes howsoever involving any of the Group Companies. No previous circumstances exist or, in the reasonable judgement of the Seller, are foreseeable, on the basis of which Tax assessments in relation to any of the Group Companies can be founded or demands for payment can be made against any

87 of Group Companies or Tax proceedings can be commenced in relation to the same in any relevant jurisdiction relating to any taxable event occurred prior to the Completion Date. (e) VAT. The Company and of the Group Companies have been duly and validly registered for VAT purposes under applicable Laws and any input or output VAT for transactions involving the Company and the Group Companies have been correctly applied, also through the application of the reverse charge mechanism including the issuance of self-invoices. (f) VAT exemption regime. The Group Companies have at their disposal all the documentation necessary to support the exemption VAT regime applied to the supplies of goods carried out within the European Union and to the export sales, according to the applicable tax Law. (g) Extraordinary transactions. All extraordinary transactions carried out by the Group Companies – including, but not limited to, mergers, demergers, business acquisitions, and contributions in kind – have been carried out in compliance with any applicable Tax Law. (h) Tax Avoidance. None of the Group Companies has ever been involved or is involved in any arrangement or arrangements which included a pre-conceived or pre-ordained series of transactions without any genuine commercial purpose prevailing over any beneficial tax treatment. (i) Tax residence. The Group Companies are and have always been resident for Tax purposes in their country of incorporation, and have never been, are not and cannot be deemed to have been or to be Tax resident in other jurisdictions. The Group Companies have never carried out business outside their country of Tax residence in such a way as to constitute a permanent establishment in accordance with applicable double tax treaties (or within the meaning set forth by local Tax Law or OECD principles) which was not properly set up, disclosed and managed in accordance with applicable Tax Laws of the country in which the permanent establishment was located. To the extent such permanent establishment was set up by any of the Company and of the Group Companies, all representations set forth in this Article shall be applicable to the same. (j) Intercompany transactions. All intercompany transactions carried out by any of the Group Companies (including those with the Seller) have been performed at arm’s length as defined in the OECD transfer pricing guidelines, and in accordance with any local applicable Tax requirement in terms of pricing or documentation. (k) Encumbrances. There are no Tax Encumbrances on any assets of any of the Group Companies. (l) Deductibility of the expenses. The deduction of any cost or expense accrued or borne by the each of the Group Companies (including, among others, management services fees) is supported by adequate documentation. (m) Tax credits. All the Tax credits (“crediti di imposta”), of any nature (including - among other - Research & Development tax credits, Energy and Gas tax credits and tax credits for investments in new 4.0 assets), recorded in the accounts and/or in the Tax returns and/or used by the Group Companies have always been correct, existing, payable, and used in accordance with the applicable Laws. All the required documentation necessary to demonstrate the correctness, the existence and the correct use of tax credits is held by each of the Group Companies.

88 N. Anti-Bribery and Improper Payments (a) Compliance with Anti-Bribery Laws. None of the Group Companies, so far as the Seller is aware, any of their or their respective directors, officers, employees, has, in connection with the business, breached any Anti Bribery Laws or any applicable anti money laundering Law, rule or regulation or any books and records offences relating directly or indirectly to a bribe. (b) Controls. The Group Companies maintain in relation to the business and regularly keeps under review on an ongoing basis adequate written anti-corruption procedures and internal accounting controls which are designed to ensure compliance by the Group Companies and, to the Seller’s Knowledge its respective directors, officers and employees with all Anti Bribery Laws. In particular, the Company has adopted, enforced, maintained and updated written anti-corruption procedures and internal policies and accounting controls which are designed to ensure compliance by the Company and its respective directors, officers, agents and employees with the Legislative Decree no. 231 of 8 June 2001, as from time to time amended and supplemented (the “Decree 231/2001”), or under equivalent Laws applicable to the relevant company. To the Seller’s Knowledge, the Group Companies (i) have not committed any of the offences provided under the Decree 231/2001, or under equivalent Laws applicable to the relevant Group Company and (ii) have been conducted in all respects in compliance with the applicable provisions of Decree 231/2001, or equivalent Laws applicable to the relevant Group Company, and (iii) have not received any written notice, claim or allegation from any governmental body of non-compliance with Decree 231/2001, or equivalent Laws applicable to the relevant Group Company. (c) Due diligence on intermediaries. As required due to the scope of the retention, each of the Group Companies conducts appropriate due diligence review before retaining any intermediary, representative or other agent to specifically act on their behalf in connection with the business for the purpose of ensuring compliance with Anti Bribery Laws and anti-money laundering Laws, rules and regulations. O. Sanctions (a) To the Seller’s Knowledge, none of the Group Companies or any of their respective directors, officers or Employees or any agent or Affiliate of, or other person associated with or acting on behalf of, any of such companies is currently the subject of any Sanctions, nor are any of the Group Companies located, organized or resident in a Sanctioned Country or has conducted, directly or indirectly, any business trade or dealing with any Sanctioned Country and/or Sanctioned Person. P. Extraordinary Transactions (a) Each Group Company has complied with their material obligations relating to (i) the acquisition or sale of shareholdings in other companies and/or branches of businesses and/or assets or group of assets of significant value, as well as (ii) any mergers and demergers to which they were a party, in each case (i) and (ii) carried out in the last 5 (five) years. Such extraordinary transactions have been carried out, in all material respects, in compliance with the applicable Laws. (b) There are no pending or, to the Seller’s Knowledge, threatened claims, actions, or proceedings arising in connection with, or liabilities related to, any extraordinary transactions carried out by any of the Group Companies, including but not limited to (i) the acquisition or sale of shareholdings in other companies and/or branches of businesses and/or assets or group of assets of significant value, as well as (ii) any

89 mergers and demergers to which they were a party, in each case (i) and (ii) carried out in the last 5 (five) years. Q. Going Concern, Carve Out and other actions and transactions contemplated in Article 6.4 (a) On the Going Concern Transfer Effective Date, Westport Fuel Systems Canada will own the Going Concern and the Company will not be encumbered by any debt, liability, obligation and/or commitment arising from the Going Concern, except for what is provided under Article 4.2(c)(ii) in connection with the Debt Assumption Agreement. (b) At Completion Date (i) all actions and transactions constituting the Carve-Out and those contemplated in Article 6.4, as set forth in this Agreement (and in the Carve-Out Plan), will have been implemented in compliance with the applicable Law, this Agreement and substantially in compliance with the provisions of the Carve-Out Plan, as applicable and (ii) no Losses will have been arisen in connection with the foregoing actions and transaction. (c) Except for the Ordinary Course of Business, there are no liabilities of the Group Companies, and no liabilities are expected to be incurred by the Group Companies, vis-à-vis the Out-of-Scope Subsidiaries in connection with any past action, transactions or agreements. R. Third party’s Rights (a) No broker, finder, investment banker or similar advisor is entitled to any brokerage, finders’ or similar fee from the Purchaser, its Affiliates or the Group in connection with the Transaction under any arrangements made by the Seller or its Affiliates. S. Information (a) All information and data which the Seller, its advisors and consultants, or the directors, officers, employees, advisors and consultants of any of the Group Companies disclosed to the Purchaser and/or their directors, officers, employees, advisors and consultants in the course of the Due Diligence and the negotiations preceding the execution of this Agreement is true and accurate in all material respects and is not affected by any omissions which would cause it to be, in whole or in part, misleading. (b) All data, information and circumstances which are material in respect of the Group Companies have been disclosed to the Purchaser in the VDR, which has been prepared and organized in good faith.